As filed with the Securities and Exchange Commission on August 24, 2007
Registration No. 333-[          ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FX Real Estate and Entertainment Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7990	36-4612924
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Robert F.X. Sillerman
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Alan I. Annex, Esq. Andrew E. Balog, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 (212) 801-9200 (telephone)	Mitchell J. Nelson, Esq. FX Real Estate and Entertainment Inc. 650 Madison Avenue New York, New York 10022 (212) 838-3100 (telephone) (212) 980-4455 (facsimile)
(212) 801-6400 (facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee(1)
Common stock, par value $.01 per share	$38,649,000	$1,187

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) under the Securities Act based upon twenty-five percent of the book value of the Registrant’s assets as of June 30, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be distributed until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [          ], 2007

PROSPECTUS
Distribution of [          ] Shares of

Common Stock of

FX Real Estate and Entertainment Inc.
to Stockholders of CKX, Inc.

We were recently organized as a Delaware corporation in preparation for the distribution of shares of our common stock to the stockholders of CKX, Inc., or CKX, a Delaware corporation. Our assets and limited operations are currently held by and conducted through FX Luxury Realty, LLC, or FX Luxury Realty, a Delaware limited liability company, and its subsidiaries. Just prior to when the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, a reorganization transaction will occur that will result in our owning all of the common membership interests in FX Luxury Realty. Our business will consist of the business currently conducted by FX Luxury Realty, which indirectly owns 17.72 contiguous acres of land located on the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada, referred to herein as the Park Central Property. The Park Central Property is currently occupied by a motel and several commercial and retail tenants. We intend to redevelop the Park Central Property into a hotel, casino, entertainment, retail, commercial and residential project. In addition, we intend to develop Elvis Presley-themed hotels at or near Graceland in Memphis, Tennessee and to develop hotels and attractions worldwide, including Elvis Presley and Muhammad Ali themed projects pursuant to license agreements FX Luxury Realty recently entered into with subsidiaries of CKX.

We have no history operating our business as an integrated company and have no significant existing operations, development agreements or gaming licenses. Our current operations do not generate sufficient revenue to meet our current obligations or to support our development plans. Therefore, the viability of our company and the successful implementation of our business plan, including the redevelopment of the Park Central Property, is dependent on our ability to raise significant amounts of additional capital, likely through debt and/or equity financings.

We are furnishing this prospectus to the stockholders of CKX, who will receive one share of our common stock for every ten shares of CKX common stock owned at the close of business on [          ], 2007. No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than ten shares of common stock of CKX or a number of shares of common stock of CKX not evenly divisible by ten you will not receive a fractional share of our common stock. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other stockholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest.

On June 1, 2007, CKX acquired 50% of the outstanding common membership interests of FX Luxury Realty, which, after the reorganization transactions described above, will become our subsidiary.

On June 18, 2007, CKX transferred and assigned a 9.5% common membership interest in FX Luxury Realty to CKX FXLR Stockholder Distribution Trust I, or Distribution Trust I, a grantor trust formed for the benefit of certain named CKX stockholders. Just prior to effectiveness of this prospectus, the interests in FX Luxury Realty held by Distribution Trust I will be contributed to our company in exchange for 9.5% of our then issued and outstanding shares of common stock.

Simultaneous to the transfer and assignment to Distribution Trust I, CKX contributed a 15.5% common membership interest in FX Luxury Realty to us in exchange for shares of our common stock and immediately and irrevocably transferred and assigned the shares of our common stock to CKX FXLR Stockholder Distribution Trust II, or Distribution Trust II, a conventional trust formed for the benefit of CKX stockholders, which together with Distribution Trust I described above, we refer to herein as the Distribution Trusts. Just prior to the date of distribution, the shares held by Distribution Trust II will represent approximately 15.5% of our then issued and outstanding shares of common stock.

The Distribution Trusts will distribute shares of our common stock to the holders of CKX common stock as of the close of business on [          ], 2007, as soon as is commercially practicable after the registration statement of which this prospectus is a part is declared effective. We currently expect this distribution to be made on or about [          ], 2007.

There are a number of conflicts of interest of which you should be aware regarding our ownership and operations. These conflicts of interest involve our Chairman and Chief Executive Officer, Robert F.X. Sillerman, by virtue of his cross ownership and dual management positions with us and CKX and its affiliates, on the one hand, and Flag Luxury Properties, LLC and its affiliates, on the other hand, and our President, Paul C. Kanavos, by virtue of his cross ownership and dual management positions with us and Flag Luxury Properties and its affiliates. Additional conflicts of interests involve CKX, by virtue of it owning 25% of our common stock, and Flag Luxury Properties, by virtue of it being entitled to a $45 million priority distribution of cash from FX Luxury Realty from the proceeds of certain predefined capital transactions. Our operations are dependent on CKX and Flag Luxury Properties by virtue of having entered into shared services agreements with each of them, pursuant to which our respective management teams provide services to the other company. Our operations are further dependent upon CKX by virtue of having entered into two license agreements with subsidiaries of CKX under which we have the right to utilize certain intellectual property rights related to Elvis Presley and Muhammad Ali. For additional information regarding these conflicts of interest, please see “Prospectus Summary — Conflicts of Interest” beginning on page 7 of this prospectus and “Certain Relationships” beginning on page 89 of this prospectus.

We have applied to list our shares of common stock on The NASDAQ Global Market under the symbol FXRE. Prior to this distribution, there has been no public market for our common stock. Accordingly, we can provide no assurance to you as to what the market price of our shares of common stock may be on the date of distribution or whether a trading market in our shares of common stock will develop.

Ownership of our common stock involves risks.  You should read this entire prospectus carefully, including the section entitled “Risk Factors” that begins on page 14 of this prospectus, which describes the material risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [          ], 2007.

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QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q:	How many shares of common stock of FX Real Estate and Entertainment will I receive?

A:	You will receive one of our shares of common stock for every ten shares of common stock of CKX you own as of the close of business on [ ], 2007, the distribution record date.

No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than ten shares of common stock of CKX or a number of shares of common stock of CKX not evenly divisible by ten you will not receive a fractional share of our common stock. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other shareholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest.

Q.	How many total shares of common stock of FX Real Estate and Entertainment will be outstanding after the distribution?

A.	The total number of shares of our common stock to be issued in the distribution will represent 25% of the total number of outstanding shares of our common stock. Because the number of shares of our common stock to be distributed will be based on the number of shares of CKX common stock outstanding as of the record date for the distribution (specifically one-tenth the number of CKX shares outstanding), we cannot know the total number of shares to be distributed, or the total number of shares that will be outstanding after the distribution, until the record date for the distribution. For example, if the record date for the distribution was , 2007 the number of shares to be distributed would be , which is one-tenth the number of shares of CKX outstanding on that date, and the total number of shares outstanding following the distribution would be , which is four times the number of shares distributed (4 x 25% = 100%).

Q:	What are shares of FX Real Estate and Entertainment worth?

A:	The value of our shares will be determined by their trading price after the distribution. We do not know what the trading price will be and we can provide no assurance as to value or whether a trading market will develop.

Q:	What will the relationship of CKX and FX Real Estate and Entertainment be after the distribution?

A:	After the distribution, CKX will continue to own 25% of our then issued and outstanding shares of common stock. We are party to a shared services agreement with CKX pursuant to which employees of each company, including members of senior management, provide services for the other company. In addition, we are party to license agreements with two subsidiaries of CKX pursuant to which we intend to develop Elvis Presley and Muhammad Ali themed projects worldwide. Robert F.X. Sillerman, our Chairman and Chief Executive Officer, is also the Chairman, Chief Executive Officer and principal stockholder of CKX. Following the distribution and the reorganization transactions, Mr. Sillerman will beneficially own % of the outstanding shares of our common stock.

Q.	What is the CKX going private transaction and how will it affect this distribution?

A.	On June 1, 2007, CKX announced that it had entered into an agreement to be acquired by 19X, Inc., a company controlled by Mr. Sillerman, in exchange for $13.75 per share in cash. The going private transaction will have no impact on this distribution or the shares of our common stock that you are receiving. This distribution will occur regardless of whether the CKX going private transaction is consummated. If the going private transaction is consummated, 19X, as successor to CKX, will own 25% of our issued and outstanding shares of common stock and Mr. Sillerman is expected to continue to serve as Chairman of 19X.

Q.	Will the distribution impact my ownership of shares of CKX common stock?

A.	No, following the distribution, you will continue to own your shares of CKX common stock and, so long as you continue to hold your CKX shares through consummation of the CKX going private transaction, you will be entitled to receive the $13.75 per share consideration being paid in the merger. However, upon consummation of

ii

the going private transaction and your receipt of the cash consideration for your CKX shares, you will no longer own your CKX shares.

Q:	Will shares of FX Real Estate and Entertainment common stock be listed on a stock exchange?

A:	We have applied to list our shares of common stock on The NASDAQ Global Market under the symbol FXRE.

Q:	Will my shares of CKX common stock continue to be listed on a securities exchange?

A:	Until such time as the pending CKX going-private transaction is consummated, we anticipate no change in the listing or trading status of your shares of CKX common stock. However, upon consummation of the going-private transaction, which is anticipated to follow the distribution, shares of CKX’s common stock will not be listed on any securities exchange, and you will no longer own your shares of CKX common stock.

Q:	What are the tax consequences to me of the distribution?

A:	This distribution of shares of our common stock to you will be treated for tax purposes like other distributions from CKX in the amount of the fair market value of the shares when distributed to you. The distribution will be taxable to you as dividend income, capital gains or a reduction in your tax basis in CKX shares. CKX will notify you after the end of the year in which the distribution occurs of the tax attributes and amount of the distribution to you on Internal Revenue Service, or IRS, Form 1099-DIV. Your initial tax basis in shares of our common stock received in the distribution will be the distribution amount, regardless of how the amount is taxed.

The United States federal income tax consequences set forth above are for general information only and are not intended to constitute a complete description of all tax consequences relating to or resulting from the distribution. Because individual circumstances may differ, you should consult your own tax advisor regarding the applicability of the rules discussed above to you and the particular tax effects to you of the distribution, including the application of state, local and foreign tax laws.

Q:	What do I have to do to receive my FX Real Estate and Entertainment shares?

A:	No action by you is required. If your CKX common shares are held in a brokerage account on the record date, shares of our common stock will be credited to that account. If you hold CKX common shares in certificated or book entry form on the record date, your ownership of our shares will be recorded in the books of our transfer agent and a statement evidencing your ownership will be mailed to you. Certificates representing our common shares will not be issued in connection with the distribution, but we may elect to issue certificates in the future. Fractional shares will not be issued.

Q.	What will be the business of FX Real Estate and Entertainment after the distribution?

A.	Immediately after the distribution, our business will consist substantially of the business currently conducted by FX Luxury Realty, which, through subsidiaries, owns 17.72 contiguous acres of land located on the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada, known as the Park Central Property. The Park Central property is currently occupied by a motel and several commercial and retail tenants. We intend to redevelop the Park Central Property into a hotel, casino, entertainment, retail, commercial and residential project, which we anticipate will incorporate the Elvis Presley assets and theming, to develop Elvis Presley-themed hotels at or near Graceland in Memphis, Tennessee and to develop hotels and attractions worldwide, including Elvis Presley and Muhammad Ali projects pursuant to license agreements that FX Luxury Realty recently entered into with subsidiaries of CKX. The viability of our company and the implementation of our business plan is dependent on our ability to successfully raise significant amounts of additional capital, likely through debt and/or equity financings.

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PROSPECTUS SUMMARY

This Prospectus Summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the financial data and statements and related notes and the “Risk Factors” section beginning on page 14.

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. Our assets and operations are currently held by and conducted through FX Luxury Realty, LLC, a Delaware limited liability company, and its subsidiaries. Just prior to when the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission, all of the members of FX Luxury Realty will contribute their common membership interests in FX Luxury Realty to us in exchange for shares of our common stock. As a result of these contributions, we will own all of the common membership interests in FX Luxury Realty. The contribution of the common membership interests in FX Luxury Realty in exchange for shares of FX Real Estate and Entertainment is sometimes referred to herein as the “Reorganization” or the “reorganization transactions.” Unless otherwise indicated, the information contained in this prospectus assumes that the Reorganization has already taken place and that FX Luxury Realty is our consolidated subsidiary.

The number of shares of our common stock to be distributed in the distribution will be equal to one-tenth of the number of shares of CKX common stock outstanding as of the record date for the distribution. Immediately following the distribution, the shares distributed in the distribution will represent 25% of the total number of shares of our common stock then outstanding. For the purposes of calculating the number of shares of our common stock outstanding immediately following the distribution and the number of shares and percentage of total shares of our common stock held by certain persons at such time as disclosed throughout this prospectus, we have assumed a distribution of [          ] shares of our common stock and [          ] total outstanding shares of our common stock, based on the number of shares of CKX common stock outstanding as of          , 2007, which was [          ].

In this prospectus, the words “we,” “us,” “our” and similar terms collectively refer to FX Real Estate and Entertainment Inc., and each of our direct and indirect subsidiaries, including without limitation, FX Luxury Realty, LLC, BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC. Some of the descriptive material in this prospectus refers to the assets, liabilities, operations, results, activities or other attributes of the historical business conducted by FX Luxury Realty and its predecessors, including BP Parent, LLC, Metroflag BP, LLC, Metroflag Cable, LLC, Metroflag Polo, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC and Metroflag Management, LLC, as if it had been conducted by us. We sometimes refer to these predecessor entities collectively herein as “Metroflag” or the “Metroflag entities.” For example, “our properties,” “our assets” or similar words have been used in historical or current contexts to describe those matters which, while attributable to FX Luxury Realty and/or the Metroflag entities, will have continuing relevance to us after the distribution.

Overview

General:

We were formed on June 15, 2007 as a Delaware corporation. Our principal place of business is 650 Madison Avenue, New York, New York 10022, and our telephone number is (212) 838-3100.

Business:

We are a newly formed company with a plan to pursue real estate and entertainment-based projects and attractions throughout the world. Through our indirect wholly owned subsidiaries, BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC, we own 17.72 contiguous acres of land located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada, known as the Park Central Property. The Park Central Property is currently occupied by a motel and several commercial and retail tenants. We intend to pursue a hotel, casino, entertainment, retail, commercial and residential development project on the Park Central Property.

Our subsidiary, FX Luxury Realty, recently entered into license agreements with Elvis Presley Enterprises, Inc., an 85%-owned subsidiary of CKX, Inc., and Muhammad Ali Enterprises LLC, an 80%- owned subsidiary of

CKX, which allow us to use the intellectual property and certain other assets associated with Elvis Presley and Muhammad Ali in the development of our real estate and other entertainment attraction based projects. We currently anticipate that the development of the Park Central Property will involve multiple elements that incorporate the Elvis Presley assets and theming. In addition, the license agreement with Elvis Presley Enterprises grants us the right to develop, and we currently intend to pursue the development of, one or more hotels as part of the master plan of Elvis Presley Enterprises, Inc. to redevelop the Graceland property and surrounding areas in Memphis, Tennessee.

In addition to our interest in the Park Central Property, our plans with respect to a Graceland-based hotel, and our intention to pursue additional real estate and entertainment based developments using the Elvis Presley and Muhammad Ali intellectual property, we, through direct and indirect wholly owned subsidiaries, own 836,588 shares of common stock of Riviera Holdings Corporation, a company that owns and operates the Riviera Hotel & Casino in Las Vegas, Nevada and the Blackhawk Casino in Blackhawk, Colorado. We also own a 50% beneficial ownership interest in an option to acquire an additional 1,147,550 shares of common stock of Riviera Holdings Corporation at a price of $23 per share. This option expires in September 2007. On May 16, 2007, Riv Acquisition Holdings, Inc., our 57%-owned subsidiary, made an offer to acquire the remaining outstanding shares of common stock of Riviera Holdings Corporation through a merger at a price of $34 per share. At that time the board of directors of Riviera Holdings Corporation rejected this offer on the basis that our option agreement violated certain provisions of Nevada corporate law. We intend to continue to pursue the acquisition of Riviera Holdings Corporation.

Company Strategy:

•	Develop the Park Central Property as a Premier Entertainment Destination Resort. Our business strategy for the Park Central Property is to create a flagship property for the FX Real Estate and Entertainment brand, offering guests an exciting, interactive and multifaceted experience in a first class environment that includes entertainment, retail, gaming and residential opportunities.

•	Capitalize on Involvement of Robert F.X. Sillerman. Robert F.X. Sillerman is our Chairman and Chief Executive Officer and, after the reorganization transactions and the distribution, will beneficially own % of the outstanding shares of our common stock. Mr. Sillerman, directly and indirectly, owns approximately 30% of the outstanding equity interests in our affiliate Flag Luxury Properties, LLC, and through this ownership, has been involved in the acquisition of the properties that make up the Park Central Property. In addition, Mr. Sillerman has previously built and managed six public companies, including most recently CKX, of which he beneficially owns 33% of the outstanding shares of common stock and where he continues to serve as Chairman and Chief Executive Officer and oversee the management of the Elvis Presley and Muhammad Ali brands. These public companies, in the aggregate, raised over $5 billion of capital through external financings and consummated and integrated over 50 acquisitions. Mr. Sillerman will be a principal stockholder, and is expected to serve as the Chairman, of 19X, which following the consummation of its acquisition of CKX will continue to own 25% of our outstanding shares of common stock.

•	Capitalize on the “Elvis” and “Ali” Brands. We believe that Elvis Presley and Muhammad Ali are among the most recognized and revered names in popular culture. We intend to capitalize on this global recognition through the development of Elvis Presley and Muhammad Ali themed and branded real estate-based properties and attractions throughout the world.

•	Develop Hotel(s) at Graceland. We intend to enhance the relationship with Elvis Presley Enterprises and the association between us and Elvis Presley brands through the development and operation of one or more hotels to be built as part of Elvis Presley Enterprises’ master plan to redevelop Graceland and the surrounding properties in Memphis, Tennessee.

•	Build an Experienced and Proven Management and Operating Team. In connection with our current development plans and future business opportunities, we will seek to attract, hire, retain and motivate talented management and other highly skilled employees with experience in all areas of our business, including the hotel, casino, retail and entertainment industries.

•	Leverage Our Relationship with CKX and its Senior Management Group. We intend to leverage our close relationship with CKX by accessing CKX’s experience and expertise in branding and in developing opportunities tied to iconic brands and content, including the Elvis Presley and Muhammad Ali brands. We also intend to capitalize on the experience and success of CKX’s senior management group in the development of entertainment properties and maximization of entertainment assets through access and involvement afforded under our shared services agreement as we incorporate such entertainment features into our various projects and attractions. We do not expect the acquisition of CKX by 19X to have a material impact on our relationship with CKX, its management or its brands.

•	Pursue the Acquisition of Riviera Holdings Corporation. We intend to continue to seek to acquire Riviera Holdings Corporation with the goal of becoming a multi-property owner and operator in Las Vegas, Nevada.

Strategy for Park Central Property:

•	Capitalize on Attractive and Unique Location. The Park Central Property is located on the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada. The property enjoys strong visibility with 1,175 feet of frontage on Las Vegas Boulevard (known as the strip) and 600 feet of frontage on Harmon Avenue and is situated near some of the most visited hotel casino resorts and attractions on the Las Vegas Strip. It is located directly across Las Vegas Boulevard from MGM’s CityCenter project, which is currently under construction and is the largest development project in the history of Las Vegas. We believe the proximity to MGM’s CityCenter and the concentration of other hotels/casinos and other attractions will drive significant pedestrian traffic and visitation to the area. The MGM CityCenter is also expected to serve as the home of the previously announced Elvis Presley-Cirque du Soleil show. We believe that the planned Elvis Presley-themed elements of our property and the Cirque du Soleil show will complement one another and create a focal point for Elvis Presley fans while visiting Las Vegas.

•	Launch the FX Real Estate and Entertainment Brand. We intend the Park Central Property to be our flagship property — the first of our planned large scale and multi-purpose developments and, as such, will represent the launch of FX Real Estate and Entertainment as a brand known for and synonymous with the integration of luxury real estate and premier entertainment based attractions.

•	Exploit Las Vegas Demand for Elvis Presley. Elvis Presley is regarded as one of the most important figures in the history of music and popular culture and is the entertainment name most often associated with Las Vegas. We intend to incorporate an Elvis Presley inspired theme into elements of the Park Central Property development, including a currently planned Elvis Presley-themed hotel to be built as part of Phase I of the development.

•	Generate Diverse Revenue Streams from Multiple and Varied Development Features. The current development plan for the first two phases of the Park Central Property redevelopment incorporates a number of distinct and complementary revenue generating elements and amenities, including one or more hotel(s), casino and gaming, entertainment attractions and venues, retail stores and outlets, commercial space and residential developments. Each of these elements will provide a diverse source of revenue on its own and the multi-use nature of the property will provide a mix of diverse revenue sources within the overall project.

History of our Company and Background of the Distribution

FX Luxury Realty, LLC was formed on April 13, 2007.

On May 11, 2007, Flag Luxury Properties, LLC, a real estate development company in which Robert F.X. Sillerman beneficially owns an approximate 30% equity interest, contributed all of its direct and indirect membership interests in the Metroflag entities, which directly and indirectly then owned 50% of the Park Central Property, to FX Luxury Realty in exchange for membership interests therein. Following these contributions, FX Luxury Realty was a wholly-owned subsidiary of Flag Luxury Properties.

On June 1, 2007, Flag Leisure Group, LLC, a company in which Robert F.X. Sillerman and Paul C. Kanavos each beneficially own an approximate 33% interest and which is the managing member of Flag Luxury Properties, sold to FX Luxury Realty all of its membership interests in RH1, LLC, which owns an aggregate of 418,294 shares of Riviera Holdings Corporation and 28.5% of the outstanding shares of common stock of Riv Acquisition Holdings, Inc. On such date, Flag Luxury Properties also sold to FX Luxury Realty all of its membership interests in Flag Luxury Riv, LLC, which owns an additional 418,294 shares of Riviera Holdings Corporation and 28.5% of the outstanding shares of common stock of Riv Acquisition Holdings. With the purchase of these membership interests, FX Luxury Realty acquired, through its interests in Riv Acquisitions Holdings, a 50% beneficial ownership interest in an option to acquire an additional 1,147,500 shares of Riviera Holdings Corporation at $23 per share.

On June 1, 2007, CKX, a company in which Mr. Sillerman beneficially owns approximately 33% of the outstanding shares of common stock, entered into and consummated agreements pursuant to which (i) CKX, through its subsidiaries Elvis Presley Enterprises and Muhammad Ali Enterprises, granted licenses to FX Luxury Realty, and (ii) CKX invested $100 million in FX Luxury Realty in exchange for 50% of its outstanding common membership interests. CKX simultaneously entered into an agreement pursuant to which Mr. Sillerman, together with Simon R. Fuller, a director of CKX and the Chief Executive Officer of CKX’s subsidiary, 19 Entertainment Limited, are leading a proposed buy-out of CKX at a price of $13.75 per share.

The board of directors of CKX, upon the recommendations of its special committee, approved each of these transactions on the condition that CKX distribute to its stockholders one-half of the equity it purchased in FX Luxury Realty through a distribution of shares of our common stock to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by us in accordance with the terms of the license agreements with certain subsidiaries of CKX. The registration statement of which this prospectus is a part is being filed with the Securities and Exchange Commission to effect the distribution to CKX’s stockholders of such equity interest.

On June 18, 2007, CKX declared a dividend consisting of 25% of our outstanding shares of common stock. Prior to declaring the dividend, CKX formed two trusts: CKX FXLR Stockholder Distribution Trust I, or Distribution Trust I, and CKX FXLR Stockholder Distribution Trust II, or Distribution Trust II, each formed for the benefit of CKX stockholders as of the record date of the distribution. The terms of the two trusts are nearly identical and both were formed solely to hold the dividend property pending distribution to CKX stockholders on the payment date. Distribution Trust I and Distribution Trust II are sometimes referred to herein as the Distribution Trusts.

Upon declaration of the dividend, CKX made the following irrevocable assignments and transfers:

•	CKX irrevocably transferred and assigned a 9.5% common membership interest in FX Luxury Realty to Distribution Trust I;

•	CKX contributed a 15.5% common membership interest in FX Luxury Realty to us in exchange for shares of our common stock as a first step in the plan to accomplish the reorganization transactions; and

•	CKX irrevocably transferred and assigned our shares to Distribution Trust II.

As a result of and following these transfers, CKX continues to own 25% of the outstanding common membership interests of FX Luxury Realty, Distribution Trust I owns 9.5% of the common membership interests of FX Luxury Realty, we own 15.5% of FX Luxury Realty and Flag Luxury Properties owns the remaining outstanding 50% of FX Luxury Realty. We are currently wholly-owned by Distribution Trust II. As a result of the distribution to the trusts, CKX no longer has any interest in or control over the equity transferred to the Distribution Trusts.

On July 6, 2007, pursuant to an agreement entered into on June 1, 2007 just prior to CKX’s investment in FX Luxury Realty, FX Luxury Realty purchased from a third party the remaining 50% of the entities that collectively own the Park Central Property, for $180 million, which was paid in cash from borrowings and cash on hand. As a result of this acquisition, upon completion of the reorganization transactions we will own, through our subsidiaries, the entirety of the Park Central Property.

Prior to when the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, (a) each of CKX, Flag Luxury Properties and Distribution Trust I will exchange their common membership interests in FX Luxury Realty for shares of FX Real Estate and Entertainment, (b) the number of shares of our common stock held by each of the Distribution Trusts will be adjusted to the number of shares necessary to distribute on the payment date for the distribution one share of our common stock for every ten shares of CKX common stock held by CKX stockholders as of the record date, and (c) Flag Luxury Properties will distribute the shares of our common stock that it receives in exchange for the contribution described in (a) above to its members, including Robert F.X. Sillerman, Paul Kanavos and certain employees. Upon the completion of this exchange, the reorganization transactions will be complete and we will own 100% of the outstanding common membership interests of FX Luxury Realty.

On the date that is 20 days following effectiveness of this registration statement, the Distribution Trusts will deliver to each CKX stockholder one share of our common stock for every ten shares of CKX common stock held by such stockholder as of the record date for the distribution. No fractional shares of our common stock will be issued in the distribution to any CKX stockholder. Instead, any CKX stockholder otherwise entitled to a fractional share will be entitled to receive a cash payment in lieu of such fractional share.

Following the reorganization transactions and the distribution, CKX stockholders will own approximately 25% of our outstanding shares of common stock, CKX, and following the consummation of the going private transaction 19X, will own 25% of our outstanding shares of common stock, and the former members of Flag Luxury Properties, including Messrs. Sillerman and Kanavos, and certain employees of Flag Luxury Properties, will collectively own the remaining 50% of our outstanding shares of common stock.

As soon as is commercially practicable following the distribution, we intend to offer our stockholders a right to purchase additional shares of our common stock in a rights offering on the basis of one share of our common stock for each share of our common stock held at the record date of the rights offering. Both CKX, which will own 25% of the outstanding shares of our common stock immediately prior to the rights offering, and Flag Luxury Properties, on behalf of itself and its members and employees, who will collectively own 50% of the outstanding shares of our common stock immediately prior to the rights offering, agreed to waive their rights to participate in the rights offering at the time of the CKX investment in FX Luxury Realty. As a result, the only stockholders who will participate in the rights offering will be our public stockholders (including stockholders of CKX who receive shares of our common stock in the distribution and continue to own them as of the record date for the rights offering). After giving effect to the rights offering, assuming full subscription (which we expect will be guaranteed by a backstop from one or more third parties), the CKX stockholders who receive shares of our common stock in this distribution and acquire shares in the rights offering will own approximately 40% of our outstanding shares of common stock, the former members and certain employees of Flag Luxury Properties will own approximately 40% of the outstanding shares of our common stock and CKX will own approximately 20% of our outstanding shares of common stock. Messrs. Sillerman and Kanavos will beneficially own     % and     %, respectively, of our outstanding shares of common stock.

Organization and Relationships

The following chart illustrates the organizational structure of our principal operations upon consummation of the reorganization transactions and this distribution. This chart depicts our beneficial equity owners and ownership interests in our various operations and the relationship between them.

Robert F.X.Sillerman
Paul Kanavos
Brett Torino
Public Shareholders
CKX
33%
23.25% (a)(b)
15%(a)
15%(a)
25%
25%(b)
30%
30%
30%
FX Real Estate and Entertainment Inc.
ISSUER
100%
Flag Luxury Properties(c)
$45 million preferred distribution
FX Luxury Realty, LLC
100%
100%
100%
RH1, LLC
Flag Luxury Riv, LLC
100%
28.5%
28.5%
100%
418,294 Riviera Shares
Riv Acquisition Holdings, Inc.(d)
418,294 Riviera Shares
(e)
Option to Acquire 1,147,550 Riviera Shares At $23 per share
RIVIERA INTERESTS
PARK CENTRAL PROPERTY
BP Parent, LLC
100%
100%
Metroflag BP, LLC
Metroflag Cable, LLC
100%
100%
100%
Park Central Development Phase I Parcels 1, 2 and 3
Park Central Development Phase II Parcel 4
Park Central Development Phase III Parcels 5 and 6

(see footnotes on following page)

Organization and Relationships

Footnotes:

(a)	Includes shares of our common stock received in respect of ownership interests in Flag Luxury Properties.

(b)	The percentage of shares held by the public stockholders includes approximately 8.25% that is also included in Mr. Sillerman’s ownership percentage, which Mr. Sillerman will receive in the distribution in respect of his shares of CKX common stock.

(c)	The members of Flag Luxury Properties other than Messrs. Sillerman, Kanavos and Torino, together with certain employees of Flag Luxury Properties will own in the aggregate approximately 5% of our outstanding shares of common stock.

(d)	The 43% of Riv Acquisition Holdings, Inc. that is not owned by RH1, LLC and Flag Luxury Riv, LLC is owned by affiliates of Starwood Capital.

(e)	In connection with RH1, LLC’s and Flag Luxury Riv, LLC’s ownership interests in Riv Acquisition Holdings, Inc., the two companies collectively own a 50% beneficial ownership interest in the option to acquire 1,147,550 Riviera shares at $23 per share.

Conflicts of Interest

There are a number of conflicts of interest with respect to our ownership and operations of which you should be aware.

CKX, as a company subject to the rules of The NASDAQ Global Market, is subject to certain rules regarding “affiliated” transactions, including the requirement that all affiliated transactions be approved by a majority of the independent members of the board of directors. Based on Mr. Sillerman’s ownership interests in Flag Luxury Properties, the transactions between CKX, Flag Luxury Properties and FX Luxury Realty were deemed “affiliated” and therefore subject to the procedural requirements related to such transactions. In connection with the consideration, negotiation and approval of these transactions, the CKX board of directors appointed a special committee consisting of three independent directors to evaluate and oversee the proposed transactions and, if appropriate, to make a recommendation to CKX’s board of directors with respect to such transactions. Pursuant to authority granted by the CKX board of directors, its special committee engaged Houlihan, Lokey, Howard & Zukin, Inc., as independent financial advisor to assist and advise the special committee in its review and analysis of the transactions and to issue opinions with respect to the fairness of the terms to CKX and its unaffiliated stockholders. As such, the CKX stockholders had the benefit of these additional protections in the negotiation of the final terms of the transactions.

Because both Flag Luxury Properties and FX Luxury Realty are private companies and not subject to affiliated and related party transaction restrictions, neither company was represented by a special committee nor any independent financial advisor. As such, the fairness of the transactions between CKX, Flag Luxury Properties and FX Luxury Realty, from the point of view of Flag Luxury Properties and FX Luxury Realty, was determined by management of Flag Luxury Properties, including Messrs. Sillerman and Kanavos, each of whom has numerous conflicting interests as more fully described below.

Mr. Sillerman, our Chairman and Chief Executive Officer, has several conflicts of interest resulting from his cross-ownership and dual management responsibilities as set forth below:

•	Mr. Sillerman is the Chairman and Chief Executive Officer of CKX, Inc.

•	Mr. Sillerman is a director, executive officer and principal stockholder of 19X, Inc., which has entered into an agreement to acquire CKX. Upon consummation of the acquisition of CKX by 19X, Mr. Sillerman will continue to serve as Chairman of that company. His employment agreement with us will allow him to commit up to 50% of his business time on behalf of 19X.

•	Mr. Sillerman currently beneficially owns 33% of the outstanding common stock of CKX, approximately 30% of the outstanding equity of Flag Luxury Properties and, after the reorganization transactions and the distribution, will beneficially own % of our outstanding common stock. It is expected that Mr. Sillerman will continue to be a significant stockholder of 19X following the consummation of the acquisition of CKX by 19X.

Mr. Sillerman has also personally guaranteed a $23 million loan to our company from an affiliate of Credit Suisse.

Mr. Kanavos, our President, also has several conflicts of interest resulting from his cross-ownership and dual management responsibilities as set forth below:

•	Mr. Kanavos is the Chairman and Chief Executive Officer of our affiliate Flag Luxury Properties.

•	Mr. Kanavos beneficially owns approximately 30% of the outstanding equity of Flag Luxury Properties, 100,000 shares of CKX common stock and, after the reorganization transactions and the distribution, will own % of our outstanding common stock.

Flag Luxury Properties currently owns 50% of the outstanding common membership interests of FX Luxury Realty and in connection with the reorganization transactions, it will distribute these membership interests to its members, including Messrs. Sillerman and Kanavos, and certain employees, who will collectively own 50% of our outstanding common stock.

We are party to a shared services agreement with Flag Luxury Properties, pursuant to which employees for each company, including management level employees, provide services for the other company.

CKX owns 25% of the outstanding common membership interests of FX Luxury Realty and after the reorganization transactions will own 25% of our outstanding shares of common stock. We are party to a shared services agreement with CKX, pursuant to which employees for each company, including management level employees, provide services for the other company.

Flag Luxury Properties holds a $45 million priority preferred distribution right in FX Luxury Realty which entitles it to receive an aggregate amount of $45 million prior to any distributions of cash by FX Luxury Realty from the proceeds of certain predefined capital transactions, including the planned rights offering described above. Until the preferred distribution is paid in full, we are required to use the proceeds from certain predefined capital transactions to pay the amount then owed to Flag Luxury Properties under the priority preferred distribution. Messrs. Sillerman and Kanavos will be entitled to receive their pro rata participation, based on their ownership interest in Flag Luxury Properties, of the $45 million priority, when received by Flag Luxury Properties.

We are party to license agreements with subsidiaries of CKX pursuant to which we are required to pay to such CKX subsidiaries a percentage of the net proceeds generated at our projects that incorporate the licensed intellectual property (in excess of annual guaranteed amounts). Mr. Sillerman, as Chairman and Chief Executive Officer, will likely have control over deciding which of our properties incorporate the licensed intellectual property and therefore will be able to dictate which projects involve license payments to CKX through its subsidiaries.

In addition to the conflicts described above, certain of our other executive officers and directors may have significant equity ownership in both our company, on the one hand, and CKX and/or Flag Luxury Properties, on the other hand.

Summary of Risk Factors:

Your ownership of our common stock will involve certain risks, including, but not limited to:

•	We have no operating history with respect to our proposed business and we may not be able to successfully implement our business strategy.

•	Our business plan is not expected to generate meaningful revenue for the foreseeable future.

•	We will need to raise substantial additional debt and equity financing in order to implement our business plans.

•	We are highly leveraged and our current cash flow is not sufficient to meet our current obligations.

•	We have entered into a number of related party transactions with CKX and Flag Luxury Properties and their affiliates, including Robert F.X. Sillerman and Paul C. Kanavos, on terms that some stockholders may consider not to be in their best interests.

•	No market currently exists for our shares of common stock; we do not know the price at which our shares will trade or whether a trading market will develop.

•	Stockholders who receive shares in distributions similar to ours often sell those shares of common stock; such sales may be difficult given the lack of a trading market, and may lower the market price of our shares.

•	The concentration of ownership of our capital stock with our affiliates will limit your ability to influence corporate matters.

•	Our business will be subject to extensive state and local regulation, and licensing and gaming authorities will have significant control over our anticipated operations, which could have a negative effect on our business.

•	Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening or otherwise affect the design and features of our proposed Park Central Property casino and hotel and other development projects.

•	We may be unable to satisfy reporting requirements for publicly owned companies or we may have to increase our expenses in order to do so.

•	The continued popularity of Elvis Presley and Muhammad Ali and attractions featuring their names, images and likenesses will be an important part of our business and they may, over time, decline in popularity.

•	CKX’s management of the Elvis Presley and Muhammad Ali brands may impact the value of the license agreements and, therefore, our properties that are branded with those assets.

•	We may be unable to compete effectively against other casino and hotel facilities, which could adversely affect our revenues and harm our financial condition.

•	Various provisions in our governing documents may prevent a change of control of our company.

The Distribution

Shares to be distributed:	[ ] shares, representing 25% of our outstanding shares of common stock will be distributed to CKX’s stockholders as of the record date for the distribution.

Distribution ratio and record date:	One share of our common stock will be distributed for every ten shares of CKX common stock owned of record at the close of business on the record date of [ ], 2007. No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than ten shares of common stock of CKX or a number of shares of common stock of CKX not evenly divisible by ten you will not receive a fractional share of our common stock in exchange for such amount below ten or in excess of the last whole number achieved after dividing by ten. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other shareholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest.

No payment required:	No holder of CKX shares will be required to make any payment, exchange shares or to take any other action in order to receive shares of our common stock.

Distribution date:	The distribution date will be on or about [ ], 2007.

Federal income tax consequences:	This distribution of shares of our common stock to you will be treated for tax purposes like other distributions from CKX in the amount of the fair market value of the shares when distributed to you. The distribution will be taxable to you as dividend income, capital gains or a reduction in your tax basis in CKX shares. CKX will notify you after the end of the year in which the distribution occurs of the tax attributes and amount of the distribution to you on Internal Revenue Service, or IRS, Form 1099-DIV. Your initial tax basis in shares of our common stock received in the distribution will be the distribution amount, regardless of how the amount is taxed.

Reasons for the distribution:	The distribution of the shares is a requirement under the agreements governing CKX’s investment in FX Luxury Realty and is a condition to the closing of the CKX-19X going private transaction. As previously disclosed by CKX, the distribution is intended to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by FX Real Estate and Entertainment in accordance with the terms of the license agreements with certain subsidiaries of CKX.

Conflicts of interest:	A number of conflicts exist between CKX, Flag Luxury Properties and their affiliates, including Robert F.X. Sillerman and Paul C. Kanavos, and us in a number of areas relating to our past and ongoing relationships, including:

• Mr. Sillerman’s cross-ownership and dual management responsibilities relating to CKX, 19X, Inc., Flag Luxury Properties and us;

• Mr. Kanavos’ cross-ownership and dual management responsibilities relating to Flag Luxury Properties and us;

• Our Shared Services Agreements with CKX and Flag Luxury Properties;

• Our license agreements with subsidiaries of CKX;

• Messrs. Sillerman and Kanavos will be entitled to receive their pro rata participation, based on their ownership in Flag Luxury Properties, of the $45 million priority distribution of cash by FX Luxury Realty from the proceeds of certain predefined capital transactions when received by Flag Luxury Properties;

• Mr. Sillerman has personally guaranteed a $23 million loan to our company from an affiliate of Credit Suisse; and

• Employment agreements with certain of our executive officers specifically provide that a certain percentage of their business activities may be devoted to Flag Luxury Properties, CKX or 19X.

For more information on these conflicts, see “— Conflicts of Interest” beginning on page 7 and “Certain Relationships” beginning on page 89 of this prospectus.

Listing:	There is currently no public market for our shares of common stock. We have applied to list our shares of common stock on The NASDAQ Global Market under the symbol FXRE.

Summary Historical and Pro Forma Financial Data

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. Our assets and operations are currently held by and conducted through FX Luxury Realty, LLC, a Delaware limited liability company, and its subsidiaries. Just prior to when the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission, all of the members of FX Luxury Realty will contribute their common membership interests in FX Luxury Realty to us in exchange for shares of our common stock. As a result of these contributions, we will own all of the common membership interests in FX Luxury Realty and our business will consist of the business currently conducted by FX Luxury Realty.

Prior to May 11, 2007, the date upon which Flag Luxury Properties contributed its interests in the Metroflag entities which directly owned 50% of the Park Central Property to FX Luxury Realty, FX Luxury Realty was a company with no operations. The following summary historical data is derived from the financial statements of FX Luxury Realty and Metroflag (as predecessor) appearing elsewhere in this prospectus and should be read in conjunction with FX Luxury Realty’s Consolidated Financial Statements and Notes thereto and Metroflag’s Consolidated Financial Statements and Notes thereto, included elsewhere in this prospectus, as well as the information appearing in “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table sets forth certain summary historical financial information for each of: FX Luxury Realty and Metroflag (as predecessor). The table also sets forth summary pro forma financial data of FX Luxury Realty for the year ended December 31, 2006 and for the six months ended June 30, 2007, giving effect to (i) the contribution by Flag Luxury Properties of its interests in the Metroflag entities, (ii) the acquisition of a 50% interest in FX Luxury Realty by CKX, Inc., (iii) the Elvis Presley and Muhammad Ali license agreements, and (iv) the purchase of the remaining 50% interest in Metroflag from an unaffiliated third party and the related financing transactions. The summary pro forma financial data does not reflect the potential completion of our planned rights offering.

				Pro Forma
	Predecessor		FX Luxury Realty
	Metroflag		Actual
	Year Ended	January 1-	May 11-June 30,	Year Ended	Six Months Ended
	December 31, 2006	May 10, 2007	2007	December 31, 2006	June 30, 2007
	(amounts in thousands)

Income Statement Data:
Revenue	$5,581	$2,079	$—	$5,581	$2,926
Operating expenses (excluding depreciation and amortization)	1,290	839	1,838	11,290	6,436
Depreciation and amortization	358	128	—	358	176
Operating income (loss)	3,933	1,112	(1,838)	(6,067)	(3,686)
Interest (expense), net	(21,934)	(14,444)	189	(37,579)	(28,904)
Other income (expense)	—	—	(377)	—	(377)
Equity in earnings of affiliates	—	—	(4,455)	—	—
Minority interest	—	—	244	—	244
Loss from early retirement of debt	—	(3,507)	—	—	(3,507)
Loss from incidental operations	(22,059)	(7,790)	—	(22,059)	(10,484)
Net loss	(40,060)	(24,629)	(6,237)	(65,705)	(46,714)

	FX Luxury Realty
	June 30, 2007
		Pro Forma
	Actual	(unaudited)
	(amounts in thousands)

Balance Sheet Data:
Current assets	$154,598	$132,670
Total assets	240,143	719,765
Current liabilities (excluding current portion of debt)	2,700	13,684
Debt	31,809	499,309
Total liabilities	34,509	514,131
Contingent redeemable members’ interest	180	180
Members’ equity	198,535	198,535

RISK FACTORS

Ownership of our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be harmed substantially. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

Our current cash flow is not sufficient to meet either our current or long-term obligations.

We have limited cash flow from current operations, which is insufficient to meet our current debt payment obligations, to pay the guaranteed license fees under our Elvis Presley and Muhammad Ali license agreements with subsidiaries of CKX and to implement our current business plan and strategy, including the redevelopment of the Park Central Property and the development and construction of the Graceland-based hotel(s). In addition, we may be required to use a substantial portion of our future cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for other purposes.

As a result, we will need to secure substantial capital through debt and/or equity financings in order to pay our existing obligations as they come due, including the payment of fees under our license agreements with subsidiaries of CKX, to fund the redevelopment of the Park Central Property and the development of the Graceland-based hotel(s) and otherwise implement our business strategy. While there is no definitive budget yet for development of Phase I of the Park Central Property, management currently estimates costs of approximately $2.0 billion to $2.5 billion. We may have a limited ability to respond to changing business and economic conditions and to withstand competitive pressures due to our limited cash flow, which may affect our financial condition.

We are highly leveraged and we may have difficulty obtaining additional financing.

We are highly leveraged. As of June 30, 2007, after giving pro forma effect to FX Luxury Realty’s acquisition of the 50% of Metroflag that it did not own and the related financing, the reorganization transactions and the distribution, we have $499.3 million in total consolidated indebtedness.

Due to the fact that we are currently highly leveraged, and will require substantial capital to implement our business plan, there are no guarantees that we will be able to secure such additional financing on terms that are favorable to our business or at all. Our substantial indebtedness could have important consequences for you. For example:

•	It may be difficult for us to satisfy our obligations under our existing credit facilities and our other indebtedness and contractual and commercial commitments, including the payment of fees under our license agreements with subsidiaries of CKX, and, if we fail to comply with requirements, an event of default could occur under our debt instruments and our license agreements;

•	We will be required to use a substantial portion of our cash flow from operations to pay interest on our future indebtedness, which may require us to reduce funds available for other purposes;

•	We may have a limited ability to obtain additional financing, if needed, to fund additional projects, working capital requirements, capital expenditures, debt service, general corporate or other obligations;

•	Our substantial indebtedness will increase our vulnerability to general adverse economic and industry conditions; and

•	We may be placed at a competitive disadvantage to our competitors who are not as highly leveraged.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to continue as a going concern.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to us or disadvantageous to our existing stockholders.

Even if we are able to raise additional cash or obtain financing through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, the terms of such transactions may be unduly expensive or burdensome to us or disadvantageous to our existing stockholders. For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred stock with disadvantageous dividend, voting or veto, board membership, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; the issuance of high-yield securities and bank debt with restrictive covenants and security packages; and the grant of registration rights with significant penalties for the failure to quickly register. If we issue additional equity securities to obtain funding, for example, as contemplated by the proposed rights offering, such an issuance may result in substantial dilution to the existing holders of our common stock who do not have anti-dilution rights, or who do not participate in the rights offering. An issuance of additional equity securities could result in a reduction of an existing stockholder’s percentage interest in our company. If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations.

The first $79 million of proceeds from any equity financings we complete are to be allocated for the payment of certain of our current obligations, none of which relate to our redevelopment of the Park Central Property or development of the Graceland-based hotel(s).

If and when we complete any equity financings, the first $79 million in proceeds will be allocated to pay our current obligations, including payment of the $45 million priority distribution to Flag Luxury Properties, repayment of the $23 million loan from an affiliate of Credit Suisse, repayment of the $1 million owed to Flag Luxury Properties, and payment of the initial $10 million aggregate guaranteed license fees due under our Elvis Presley and Muhammad Ali license agreements with subsidiaries of CKX. Unless and until we complete equity financings with net proceeds in excess of $79 million, we will not be able to use equity proceeds to fund our redevelopment of the Park Central Property or development of a Graceland-based hotel(s).

For example, as soon as commercially practicable following the distribution, we anticipate initiating a rights offering to our stockholders who receive shares of our common stock in the distribution and own them on the record date of the rights offering. The first $79 million of net proceeds from this anticipated rights offering would be allocated to satisfy the obligations described above. The anticipated rights offering, if initiated and completed, will not obviate the need to obtain additional financing to execute our business plan. The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. A registration statement relating to the subscription rights and the underlying shares of our common stock has not yet been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The offering will be made only by means of a prospectus. The foregoing summary of the anticipated rights offering shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Failure to comply with the terms of our secured credit facilities may lead to acceleration of indebtedness and foreclosure on the collateral securing our indebtedness, including the Park Central Property.

Our credit facilities are secured by certain of our real property and impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things, incur additional indebtedness. Our ability to comply with these restrictions and covenants may be affected by events beyond our control. A breach of any of the covenants contained in our secured credit facilities or our inability to comply with the required financial ratios could result in the lenders accelerating our payment obligations under these secured credit facilities or an event of default, which would allow the lenders to foreclose on the liens on certain of the real property or other assets securing the credit facilities, including the Park Central Property. We would not be able to pay the amounts owed under the credit facilities if our obligations thereunder were accelerated by the lender and we cannot assure you that we would be able to refinance any such indebtedness on commercially reasonable terms, or at all.

We are subject to a going concern opinion from our independent registered public accounting firm.

Our independent registered public accounting firm has issued an audit report dated August 23, 2007 in connection with the audit of the consolidated financial statements of FX Luxury Realty as of June 30, 2007 and for the period from May 11, 2007 through June 30, 2007 that includes an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. If we are not able to obtain additional debt and/or equity financing or fail to implement our proposed development projects, then we may not be able to continue as a going concern and you could lose all of the value of our common stock.

This prospectus includes historical financial statements and financial information of our predecessors that are not representative of our business plans going forward or indicative of our planned future operating and financial results and, thus, should not be relied upon to evaluate our business and financial condition going forward.

This prospectus includes historical financial statements and pro forma financial information of our predecessors based on their historical businesses and operations. Our predecessors’ derived revenue primarily from commercial leasing activities on the properties comprising the Park Central Property. Due to the fact that our business plan going forward involves a phased redevelopment of the Park Central Property, we will cease engaging in these commercial leasing activities as our development projects are implemented. As such, the historical financial statements and pro forma financial information of our predecessors included in this prospectus are not representative of our planned business going forward or indicative of our future operating and financial results. These financial statements should not be relied upon by you to evaluate our business and financial condition going forward.

We have no operating history with respect to our proposed business, so it will be difficult for investors to predict our future success.

We were incorporated on June 15, 2007 and have no significant existing operations or history operating our proposed business as an integrated company. Members of our senior management have limited experience with the construction and operation of hotels and other real estate projects of the magnitude contemplated by our business plan. In addition, members of our senior management have no experience in the gaming industry. Furthermore, we have no development agreements or gaming licenses to operate our proposed business. As a result, there is no guarantee that we will be able to successfully implement our proposed business plan. You must consider our business and prospects in light of the risks and difficulties we will encounter as a company with no operating history and senior management with limited experience in our proposed business. If we are unable to successfully address these risks and difficulties, our business and operating results could be materially adversely affected.

Our operations will be subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by new businesses in competitive environments, many of which are beyond our control. Because we have no operating history in our proposed business, it may be more difficult for us to prepare for and respond to these types of risks and the risks described elsewhere in this prospectus than for a company with an established business and operating cash flow. Our failure to manage these risks successfully could negatively impact our operations.

Because we may be entirely dependent upon a limited number of properties for all of our cash flow, we will be subject to greater risks than a company with more operating properties.

We expect to have a limited number of material assets or operations. As a result, we likely will be entirely dependent upon the Park Central Property and the first of the Graceland hotel(s) for all of our cash flow for the foreseeable future. Neither the Park Central Property nor the Graceland hotel(s) will generate any significant revenue for us until development thereof is at least partially completed and operating, which is not expected until the end of 2011 for the Park Central Property and an as of yet to be projected date for the first Graceland hotel.

Given that our operations initially will primarily focus on the properties in Las Vegas and Memphis, we will be subject to greater degrees of risk than a company with multiple operating properties. The risks to which we will have a greater degree of exposure include the following:

•	local economic and competitive conditions;

•	worker shortages;

•	inaccessibility due to inclement weather, road construction or closure of primary access routes;

•	changes in local and state governmental laws and regulations, including gaming laws and regulations;

•	natural and other disasters;

•	an increase in the cost of electrical power, particularly for Las Vegas as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid;

•	water shortages in Las Vegas as a result of, among other things, population growth in Southern Nevada;

•	a decline in the number of visitors; and

•	a decrease in gaming and non-gaming activities in general.

Any of the factors outlined above could negatively affect our ability to generate sufficient cash flow to meet our operating needs and to make payments on our debt and on borrowings under our credit facilities or to make payments under our license agreements with certain subsidiaries of CKX.

We are dependent upon the continued popularity of Elvis Presley and Muhammad Ali and attractions featuring their names, images and likenesses which may, over time, decline in popularity.

We will rely substantially upon the continued popularity of Elvis Presley and Muhammad Ali and the market for attractions and venues that exploit their names, images and likenesses. Any tarnishing of the public image of Elvis Presley or Muhammad Ali could materially negatively impact our business and results of operations. Because CKX owns and controls the names, images and likenesses of Elvis Presley and Muhammad Ali, their continued popularity could be materially impacted by the manner in which CKX operates its businesses with respect thereto, including in seeking out third parties to whom to license the rights to use such names, images, likenesses and other related intellectual property. Moreover, as the life, times and achievements of Elvis Presley and Muhammad Ali grow more distant in our past, their popularity may decline. If the public were to lose interest in either Elvis Presley or Muhammad Ali or form a negative impression of them, our business, operating results and financial condition would be materially and adversely affected.

The concentration of ownership of our capital stock with our affiliates will limit your ability to influence corporate matters.

After giving effect to the reorganization transactions and the distributions, Robert F.X. Sillerman, our Chairman and Chief Executive Officer, and Paul C. Kanavos, our President, will beneficially own [     ]% and [     ]% of our outstanding capital stock, respectively, CKX will beneficially own approximately 25% of our outstanding capital stock, members of Flag Luxury Properties (including Messrs. Sillerman and Kanavos) and certain of its employees will beneficially own an aggregate of 50% of our outstanding capital stock, and our executive officers and directors together will beneficially own     % of our outstanding capital stock. Our affiliates, officers and directors will therefore have the ability to influence our management and affairs and the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter, approval of any equity-based employee compensation plan and any merger, consolidation or sale of all or substantially all of our assets. As a result of this concentrated control, unaffiliated stockholders of us will not have the ability to meaningfully influence corporate matters and, as a result, we may take actions that our unaffiliated stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

There are conflicts of interest in our relationship with CKX and its affiliates, which could result in decisions that are not in the best interests of our stockholders.

There are conflicts of interest in our current and ongoing relationship with CKX and its affiliates. These conflicts include:

•	After the distribution, CKX will continue to own 25% of our then issued and outstanding shares of common stock, which gives CKX substantial leverage in negotiating with us;

•	We are party to a shared services agreement with CKX pursuant to which employees of each company, including members of senior management, provide services for each other; and

•	We are also party to two license agreements with subsidiaries of CKX related to our right to use certain Elvis Presley and Muhammad Ali intellectual property.

Because of the leverage that CKX has in negotiating with us, these agreements may not be as beneficial to our stockholders as they would be if they were negotiated at arms’ length and we cannot guarantee that future arrangements with CKX will be negotiated at arms’ length. For additional information concerning these agreements, please see “Certain Relationships” beginning on page 89 of this prospectus.

There are conflicts of interest in our relationship with Flag Luxury Properties and its affiliates, which could result in decisions that are not in the best interests of our stockholders.

There are conflicts of interest in our current and ongoing relationship with Flag Luxury Properties and its affiliates. These conflicts include:

•	Flag Luxury Properties currently owns 50% of the issued and outstanding common membership interests of FX Luxury Realty, and after the reorganization transactions and the distributions the members of Flag Luxury Properties and certain of its employees will own in the aggregate 50% of the outstanding shares of our common stock;

•	We are party to a shared services agreement with Flag Luxury Properties pursuant to which employees of each company, including members of senior management, provide services for the other company; and

•	Flag Luxury Properties holds a $45 million priority preferred distribution right in FX Luxury Realty which entitles it to receive an aggregate amount of $45 million prior to any distributions of cash by FX Luxury Realty from the proceeds of certain predefined capital transactions. Until the preferred distribution is paid in full, we are required to use the proceeds of certain predefined capital transactions to pay the amount then owed to Flag Luxury Properties.

Because of the leverage that Flag Luxury Properties has in negotiating with us, these agreements may not be as beneficial to our stockholders as they would be if they were negotiated at arms’ length and we cannot guarantee that future arrangements with Flag Luxury Properties will be negotiated at arms’ length. For additional information concerning these agreements, please see “Certain Relationships” beginning on page 89 of this prospectus.

We have potential business conflicts with certain of our executive officers because of their relationships with CKX and/or Flag Luxury Properties and their ability to pursue business activities for themselves and others that may compete with our business activities.

Potential business conflicts exist between us and certain of our executive officers, including Messrs. Sillerman and Kanavos, in a number of areas relating to our past and ongoing relationships, including:

•	Mr. Sillerman’s cross-ownership and dual management responsibilities relating to CKX, 19X, Flag Luxury Properties and us;

•	Mr. Kanavos’ cross-ownership and dual management responsibilities relating to Flag Luxury Properties and us;

•	Employment agreements with certain of our executive officers specifically provide that a certain percentage of their business activities may be devoted to Flag Luxury Properties, CKX or 19X;

•	Messrs. Sillerman and Kanavos will be entitled to receive their pro rata participation, based on their ownership in Flag Luxury Properties, of the $45 million priority distribution of cash from the proceeds of certain predefined capital transactions when received by Flag Luxury Properties; and

•	Mr. Sillerman’s involvement in decisions related to which properties incorporate the CKX intellectual property and therefore require license payments under our license agreements with CKX subsidiaries.

We may not be able to resolve any potential conflicts with these executive officers. Even if we do so, however, because of their ownership interest in us, these executive officers will have leverage with negotiations over their performance that may result in a resolution of such conflicts that may be less favorable to us than if we were dealing with another third party.

We have entered into a number of related party transaction with CKX and Flag Luxury Properties and their affiliates and may do so in the future, on terms that some stockholders may consider not to be in their best interests.

We are a party to a shared services agreement with CKX, pursuant to which employees for each company, including management level employees, provide services for the other company. Similarly, we are a party to a shared services agreement with Flag Luxury Properties, pursuant to which employees for each company, including management level employees, provide services for the other company. We have also entered into licensing agreements with two subsidiaries of CKX pursuant to which we are required to pay to such CKX subsidiaries a percentage of the net proceeds generated at our projects that incorporate the licensed intellectual property (in excess of annual guaranteed amounts).

CKX, as a company subject to the rules of The NASDAQ Global Market, is subject to certain rules regarding “affiliated” transactions, including the requirement that all affiliated transactions be approved by a majority of the independent members of the board of directors. Based on Mr. Sillerman’s ownership interests in Flag Luxury Properties, the transactions between CKX, Flag Luxury Properties and our company were deemed “affiliated” and therefore subject to the procedural requirements related to such transactions. Because we were a private company at the time we entered into these transactions, and Flag Luxury Properties remains a private company, and not subject to affiliated and related party transaction restrictions, neither Flag Luxury Properties or our company was represented by a special committee or any independent financial advisor in the negotiation and review of the transactions with CKX. As such, the fairness of the transactions between CKX, Flag Luxury Properties and FX Luxury Realty, from the point of view of Flag Luxury Properties and our company, was determined by management of Flag Luxury Properties, including Messrs. Sillerman and Kanavos, each of whom has numerous conflicting interests relating to their cross-ownership and managerial roles in the various entities. Based on these conflicting interests, some stockholders may not consider these transactions to be in the best interest of our stockholders.

Our intellectual property rights may be inadequate to protect our business.

Our business is highly dependent upon the licensing of certain intellectual property rights, including the rights to the names, images, and likenesses of Elvis Presley and Muhammad Ali. We have secured the right to use the name, image, and likeness of Elvis Presley pursuant to a licensing agreement with Elvis Presley Enterprises, Inc., a subsidiary of CKX, and the rights to use the name, image and likeness of Muhammad Ali pursuant to a license agreement with Muhammad Ali Enterprises LLC, also a subsidiary of CKX. If we violate the terms of either license agreement, including if we fail to pay the license fees when due under the license agreements, or the license agreements are terminated or we otherwise lose the right to use the name, image, and likeness of Elvis Presley or Muhammad Ali, our business, operating results and financial condition would be materially adversely affected.

In addition, we are highly dependent on CKX to protect the intellectual property rights associated with the names, images and likenesses of Elvis Presley and Muhammad Ali. If CKX does not or cannot protect these intellectual property rights against infringement or misappropriation by third parties (whether for legal reasons or for business reasons relating, for example, to the cost of litigation), our business may be materially adversely affected.

We are dependent on our key personnel, including Robert F.X. Sillerman, Paul Kanavos and certain other executives of CKX and Flag Luxury Properties, to operate our business.

Our performance is dependent on the continued efforts of our executive officers, including Robert F.X. Sillerman and Paul Kanavos, with whom we will have employment agreements, and certain other executives of CKX and Flag Luxury Properties who provide services to us pursuant to the shared services agreements between us and CKX and us and Flag Luxury Properties. The loss of the services of any of our executive officers or other key employees could adversely affect our business.

The termination of the shared services agreement with either CKX or Flag Luxury Realty could materially adversely affect our business.

Our shared services agreements with CKX and Flag Luxury Properties can be terminated by us or CKX or Flag Luxury Properties, as the case may be, in the event that the independent directors of CKX or the appropriate representatives of Flag Luxury Properties determine that the terms of the shared services agreement in question no longer evidences arms’ length terms or meet the standards of such company for affiliated transactions. The termination of the shared services agreements with either or both of CKX and Flag Luxury Properties could adversely affect our business because we would lose access to certain employees of such companies and we would be forced to replace their services with either newly retained employees or consultants on terms that may be less favorable than the shared services agreements. Under such circumstances, any delay in the provision of these services could adversely affect our business.

We may not be able to hire and retain enough additional management and other personnel to manage our growth.

We will need to attract, hire and retain talented management and other highly skilled employees with experience and expertise in all areas of our business to be successful. Competition for employees in the hotel, casino and entertainment industry is highly competitive. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. If we are not able to hire and retain key employees our business and financial condition could be harmed.

Our executive officers will be free to compete against us upon termination of their employment.

Each of our executive officers will be party to an employment agreement with us, which will generally restrict them from competing against us during their employment. However, upon termination of employment, our executive officers will be free to compete against us. Therefore, if any of our former executive officers were to compete against us, our business could be adversely affected.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our future operating results.

The strength and profitability of our business will depend on consumer demand for hotel casino resorts in general. Changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere, had a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which terrorist and anti-terrorist activities may affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations. In particular, because we expect that our business will rely heavily upon customers traveling by air to Las Vegas, both domestically and internationally, factors resulting in a decreased propensity to travel by air, like the terrorist attacks of September 11, 2001, could have a negative impact on our future operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we will offer, thus imposing practical limits on pricing and harming our operations.

Because we own real property, we are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We may be required to incur significant costs and expend significant funds to comply with environmental requirements, such as those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements, we, as an owner and/or operator of property, may be required to investigate and clean up hazardous or toxic substances or chemical releases at that property. As an owner or operator, we could also be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination.

These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under environmental laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of contaminants may be substantial, and the presence of contaminants, or the failure to remediate a property properly, may impair our ability to rent or otherwise use our property.

Our hotel development, including our proposed Park Central Property redevelopment and the Graceland hotel(s), are subject to timing, budgeting and other risks.

We intend to develop hotels as part of our redevelopment of the Park Central Property and adjacent to Graceland in Memphis, Tennessee and other properties as suitable opportunities arise, taking into consideration the general economic climate. New project development has a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	construction defects or noncompliance with construction specifications;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	so-called acts of God such as earthquakes, hurricanes, floods or fires that could delay the development of a project;

•	the availability and cost of capital and/or debt financing; and

•	governmental restrictions on the nature or size of a project or timing of completion.

Our development projects may not be completed on time or within budget.

Our subsidiaries will need to recruit a substantial number of new employees before our Las Vegas and Memphis project(s) open and these employees may seek unionization.

Our subsidiaries will need to recruit a substantial number of new employees before our Las Vegas and Memphis projects open and the employees in Las Vegas and Memphis may seek union representation. We cannot be certain that our subsidiaries will be able to recruit a sufficient number of qualified employees. In addition, any employees that we or our subsidiaries might employ could also seek to collectively negotiate the terms and conditions of their employment. Unionization, pressure to unionize or other forms of collective bargaining could increase our labor costs.

We continue to explore opportunities to develop additional related businesses that could have an adverse impact on our business if unsuccessful.

We continue to explore opportunities to develop additional related businesses in Las Vegas and other markets. Any acquisition, investment or development could be expensive, disrupt our ongoing business, distract our management and employees and/or adversely affect our financial results. There is, and we expect that there will continue to be, significant competition for acquisitions of gaming and hotel properties in Las Vegas and other markets. This competition may result in the increase in the price we would be required to pay to acquire desirable properties. If we pay higher prices, our profitability may be reduced. Moreover, we may expend a substantial amount of time and capital pursuing acquisitions that we do not consummate, which could adversely affect our business, financial condition and results of operations.

The expansion of our operations may place a significant strain on our management, financial and other resources. Our ability to manage future growth will depend upon our ability to monitor operations, control costs and maintain effective quality controls and expand our management, technology and accounting systems, all of which will result in higher operating costs. In addition, any expansion of our business through acquisition, investment or development would likely require us to obtain additional financing and/or consent from the lenders under our credit facilities. Acquisitions also may present other risks, such as exposing our company to potential unknown liabilities associated with acquired businesses and potential difficulties and uncertainties of successfully integrating the acquired businesses with our other then businesses. Any acquisition or development may not be successful in achieving our desired strategic objectives, which also would cause our business to suffer.

We may be unable to exercise our option to purchase shares of common stock of Riviera Holdings Corporation, which owns the Riviera Hotel & Casino in Las Vegas and the Blackhawk Casino in Blackhawk, Colorado, prior to its expiration in September 2007.

In addition to our ownership of 836,588 shares of Riviera Holdings Corporation, we own a 50% beneficial ownership interest in an option to acquire an additional 1,147,550 shares at $23 per share. This option expires in September 2007. We currently do not have the cash necessary to exercise the option. In addition, the terms of the option require us to either obtain the approval of the board of Riviera Holdings Corporation or a waiver of such approval by the optionor before we can exercise the option. If we are not able to secure the financial resources necessary to exercise the option before it expires or we are not able to obtain either the approval of the board of Riviera Holdings Corporation or a waiver of such approval from the optionor, we may be required to sell the option at a price that does not reflect its full fair market value, or allow it to expire, either of which could have a material adverse effect on our financial condition and the trading price of our common stock.

As a result of the distribution, we will be subject to financial reporting and other requirements of the Sarbanes-Oxley Act of 2002 for which our accounting and other management systems and resources may not be adequate.

As a result of the distribution, we will become subject to reporting and other obligations under the Securities and Exchange Act of 1934, as amended, and Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires us to assess and attest to the effectiveness of our internal control over financial reporting and requires our independent registered public accounting firm to opine as to the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm has informed us that we have material weaknesses in internal controls. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes need to be made to our financial and management control systems to remediate these material weaknesses and manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and internal control over financial reporting and accounting systems. These reporting and other obligations will place significant demands on our management, administrative and operational resources, including accounting resources.

We anticipate that we will need to hire additional tax, accounting and finance staff. We are reviewing the adequacy of our systems, financial and management controls, and reporting systems and procedures, and we intend to make any necessary changes. We believe the cost of these replacement services will result in an increase in total annual stand-alone selling, general and administrative, compensation and benefits and insurance expenses in fiscal 2007. In addition, we estimate that we will incur substantial costs to implement the assessment of controls and public reporting mandated by the Sarbanes-Oxley Act of 2002, including Section 404 thereunder. We cannot assure you that our estimates are accurate or that our transition to public reporting will progress smoothly, which could adversely impact our results. Moreover, our stand-alone expenses may increase. If we are unable to upgrade our financial and management controls, reporting systems and procedures in a timely and effective fashion, we may not be able to satisfy our obligations as a public company on a timely basis and the price of our shares of common stock could decline.

Risks Associated with Redevelopment of the Park Central Property

A number of the risks related to our business are specific to our plans to redevelop the Park Central Property and the business operations that will commence upon completion thereof. Certain of the risks associated with the development of the Park Central Property apply to future developments or operations and, thus, are not current risks of our business.

The failure of our Park Central Property to compete effectively against other casino and hotel facilities in Las Vegas and elsewhere could adversely affect our revenues and harm our financial condition.

Las Vegas Casino/Hotel Competition.  The casino/hotel industry is highly competitive. Hotel casinos located in Las Vegas compete with other Las Vegas hotels and casinos on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment, theme and size. Our proposed casino and hotel on the Park Central Property will also compete with a large number of other hotels, motels and convention centers located in and near Las Vegas, as well as other resort and convention destinations.

According to the Las Vegas Convention and Visitors Authority, there were approximately 132,600 hotel rooms in Las Vegas as of December 31, 2006. Currently, there are approximately 30 major gaming properties located on or near the Las Vegas Strip, approximately ten additional major gaming properties in the downtown area and many additional gaming properties located in other areas of Las Vegas. Competitors of ours will include resorts on the Las Vegas Strip, among which are Bally’s Las Vegas, The Bellagio, Caesars Palace, Excalibur, Harrah’s Las Vegas Hotel and Casino, Luxor Hotel and Casino, Mandalay Bay Resort & Casino, MGM Grand Hotel and Casino, The Mirage, The Monte Carlo Hotel and Casino, New York-New York Hotel and Casino, Paris Las Vegas, Wynn Las Vegas, Treasure Island and The Venetian, and resorts off the Las Vegas Strip, such as Las Vegas Hilton, The Palms Casino Resort and Rio All-Suite Hotel & Casino. Many of our competitors have established gaming operations, are subsidiaries or divisions of large public companies, have multiple hotel and casino properties with significantly longer operating histories and customer followings and have greater financial and other resources than we do.

Other Competition.  Our proposed Park Central Property casino and hotel will also compete, to some extent, with other hotel and casino facilities in Nevada and in Atlantic City, with riverboat gaming facilities in other states, with hotel/casino facilities elsewhere in the world, with state lotteries and with Internet gaming. In addition, certain states recently have legalized, and others may or are likely to legalize, casino gaming in specific areas. Passage of the Tribal Government Gaming and Economic Self-Sufficiency Act in 1988 has led to rapid increases in Native American gaming operations. Also, the California Constitution was recently amended to allow federally recognized Native American tribes to conduct and operate slot machines, lottery games and banked and percentage card games on Native American land in California. As a result, casino-style gaming on tribal lands has become a significant competitive force. The proliferation of Native American gaming in California could have a negative impact on our business and financial condition. The proliferation of gaming activities in other areas could significantly harm our business as well. In particular, the legalization of casino gaming in or near metropolitan areas, such as New York, Los Angeles, San Francisco and Boston, from which we intend to attract customers, could have a substantial negative effect on our business.

Our ability to realize the full value of the Park Central Property may be limited by our inability to develop Phases II and III of the Park Central Property in a timely enough fashion because of several existing long-term commercial leases.

We have several long-term commercial leases on Phases II and III of the Park Central Property that expire no sooner than 2011, 2012, 2013, 2045 and 2059. Although certain of these leases allow us to build on top of and around a tenant or to build improvements on, over or under other portions of the property not occupied by a tenant, it may not be feasible to do so because of excessive costs or engineering limitations or both. As such, we may not be able to develop these phases of the Park Central Property in a timely enough fashion to realize the full value of the Park Central Property.

There are significant risks associated with major construction projects that may substantially increase the costs of the redevelopment or prevent completion of our redevelopment plans on schedule.

Major construction projects of the scope and scale of our proposed Park Central Property entail significant risks, including:

•	shortages of materials or skilled labor;

•	unforeseen engineering, environmental and/or geological problems;

•	work stoppages;

•	difficulties in obtaining licenses, permits and authorizations;

•	weather interference;

•	unanticipated cost increases; and

•	unavailability of construction equipment.

Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening or otherwise affect the design and features of our proposed Park Central Property casino and hotel.

We anticipate that only some of the subcontractors engaged by the contractor to perform work and/or supply materials in connection with the redevelopment of the Park Central Property will post bonds guaranteeing timely completion of a subcontractor’s work and payment for all of that subcontractor’s labor and materials. We cannot assure you that these bonds will be adequate to ensure completion of the work.

We cannot assure you that the proposed construction and redevelopment will commence on schedule or at all, or that construction costs for the construction and redevelopment will not exceed our preliminary estimated amounts. Failure to complete the construction and redevelopment on schedule or the incurrence of significant costs beyond estimated amounts may have a significant negative effect on our ability to continue as a going concern.

Simultaneous redevelopment of our Park Central Property and construction of an Elvis Presley-themed hotel in Memphis may stretch management time and resources.

Our Park Central Property redevelopment plan is scheduled to commence in mid-2008, and we may pursue development of an Elvis Presley-themed hotel in Memphis, Tennessee in the same time period. If both projects are being built simultaneously, members of our senior management will be involved in planning and developing both projects. Developing the projects simultaneously may divert management resources from the construction and/or opening of these projects. Management’s inability to devote sufficient time and attention to either project may delay the construction or opening of both projects. This type of delay could have a negative effect on our business and operations.

Our proposed Las Vegas casino and hotel will be subject to extensive state and local regulation, and licensing and gaming authorities have significant control over its operations, which could have a negative effect on our business.

The opening and operation of the proposed casino on our Park Central Property will be contingent upon our receipt and maintenance of a number of regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations, including gaming licenses, none of which we have applied for yet. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. The scope of the approvals required to open and operate a hotel and casino is extensive. Failure to obtain or maintain the necessary approvals could prevent or delay the completion or opening of all or part of our hotel and casino or otherwise affect the design and features of our proposed Park Central Property casino. We do not currently hold any state and local licenses and related approvals necessary to conduct our planned gaming operations in Nevada and we cannot be certain that we will obtain at all, or on a timely basis, all required approvals and licenses. Because the redevelopment of our Park Central Property is not scheduled to commence until mid-2008, we do not anticipate making any application for such approvals and licenses in the immediate future. Failure to obtain or maintain any of the required gaming approvals and licenses could significantly impair our financial position and results of operations.

The Nevada Gaming Commission may, in its discretion, require the holder of any securities we issue, including the common stock distributed pursuant to this prospectus, to file applications, be investigated and be found suitable to own our securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of the State of Nevada.

Nevada regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approval and to approve changes in our operations. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied. The suspension or revocation of any license which may be granted to us or the levy of substantial fines or forfeiture of assets could significantly harm our business, financial condition and results of operations. Furthermore, compliance costs associated with gaming laws, regulations and licenses are significant. Any change in the laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming license could require us to make substantial expenditures or could otherwise negatively affect our gaming operations.

In the event that any of our senior executives, directors or key employees are unable to obtain a gaming license and approval from the Nevada Gaming Authorities, they will be terminated, and we will not benefit from their experience and expertise.

As a condition to commencing and continuing our proposed gaming operations in Nevada, no person may become an officer, director or key employee of ours without first obtaining licenses and approvals from the Nevada Gaming Authorities. If the Nevada Gaming Authorities were to find an officer, director or key employee of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. The loss of the services of one or more of our officers, directors or key employees under such circumstances may have an adverse effect on our operations and business.

Our casino business is expected to rely on customers to whom we may extend credit, and we may not be able to collect gaming receivables from our credit players.

We intend to conduct our gaming activities on a credit as well as a cash basis. Table games players typically will be extended more credit than slot players, and high-stakes players typically will be extended more credit than patrons who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in any particular quarter.

We intend to extend credit to those customers whose level of play and financial resources warrant an extension of credit in the opinion of management.

While gaming debts evidenced by a credit instrument, including what is commonly referred to as a “marker,” and judgments on gaming debts are enforceable under the current laws of Nevada, and judgments on gaming debts are enforceable in all states under the Full Faith and Credit Clause of the United States Constitution, other jurisdictions may determine that direct enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations. We cannot assure you that we will be able to collect the full amount of gaming debts owed to us by international customers, even in jurisdictions that enforce gaming debts. Our inability to collect gaming debts could have a significant negative impact on our operating results.

Risks Related to Our Common Stock

There has been no prior market for our common stock and the price of our common stock after this distribution may be lower than the listing price and may be volatile. We cannot assure you that a trading market for our shares will develop.

We have applied to list our shares of common stock on The NASDAQ Global Market, but we cannot assure you that our application will be accepted for listing on The NASDAQ Global Market or any other national stock exchange. There has been no prior trading market for our common shares and we cannot predict the price at which our common shares will trade after the distribution or whether a trading market for our shares will develop. Our share price will be established by the public markets. We expect that our common shares may begin to trade in the public markets on a “when issued” basis on or about the record date. However, if no regular trading market develops for our common shares, you may not be able to sell your shares at what you consider to be a fair price or at all. The market price of our shares may fluctuate significantly and will be influenced by many factors beyond our control.

As construction of our proposed developments progress, developments in construction may cause fluctuation in the price of our common stock. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could negatively affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Substantial amounts of our common stock could be sold in the near future, which could depress our stock price.

Before this distribution, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time.

All of the outstanding shares of common stock belonging to officers, directors and other affiliates are currently “restricted securities” under the Securities Act. We expect that up to           shares of these restricted securities will be eligible for sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market or the appearance of such sales could reduce the market price of our common stock and could negatively impact our ability to sell equity in the market to fund our business plans.

We do not anticipate paying dividends on our common stock in the foreseeable future, and the lack of dividends may have a negative effect on our stock price.

We currently intend to retain our future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our credit facilities prohibit, and the terms of any future debt agreements we may enter into are likely to prohibit or restrict, the payment of cash dividends on our common stock.

Our issuance of additional shares of our common stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

Our issuance of shares of preferred stock, or options or warrants to purchase those shares, could negatively impact the value of your shares of common stock as the result of preferential voting rights or veto powers, dividend rights, disproportionate rights to appoint directors to our board, conversion rights, redemption rights and liquidation provisions granted to preferred stockholders, including the grant of rights that could discourage or prevent the distribution of dividends to you, or prevent the sale of our assets or a potential takeover of our company that might otherwise result in you receiving a distribution or a premium over the market price for your common stock.

We are entitled, under our certificate of incorporation to issue up to 300 million common and 50 million “blank check” preferred shares. After taking into consideration our outstanding common and preferred shares as of [          ], 2007, we will be entitled to issue up to [          ] additional common shares and 50 million preferred shares. Our board may generally issue those common and preferred shares, or options or warrants to purchase those shares, without further approval by our stockholders based upon such factors as our board of directors may deem relevant at that time. Any preferred shares we may issue shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions.

As soon as is commercially practicable following the distribution, we intend to offer our stockholders a right to purchase additional shares of our common stock in a rights offering. Although both CKX and Flag Luxury Properties (on behalf of itself and its members) have agreed to waive their rights to participate in the rights offering, such offering may dilute your proportionate ownership and voting rights if you do not participate in the rights offering.

In addition to the rights offering, we expect that we will be required to issue a large amount of additional securities to raise capital to further our development and marketing plans. It is also likely that we will be required to issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our various stock plans. We cannot give you any assurance that we will not issue additional common or preferred shares, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

We may redeem or require you to sell your shares due to regulatory considerations, either as required by gaming authorities or in our discretion.

Our certificate of incorporation provides that, to the extent a gaming authority determines that you or your affiliates are unsuitable or to the extent deemed necessary or advisable by our board of directors, we may redeem shares of our capital stock that you or your affiliates own or control. The redemption price will be the amount, if any, required by the gaming authority or, if the gaming authority does not determine the price, the sum deemed to be the fair value by our board of directors. If we determine the redemption price, the redemption price will be capped at the closing price of the shares on the principal national securities exchange on which the shares are listed on the trading date on the day before the redemption notice is given. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by, the applicable gaming authority and, if not, as we elect. In the event our board of directors determines that such a redemption would adversely affect us, we shall require you and/or your affiliates to sell the shares of our common stock subject to the redemption.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable.

Certain provisions of Delaware law and our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, subject to the right of the stockholders to elect a successor at the next annual or special meeting of stockholders, which limits the ability of stockholders to fill vacancies on our board of directors.

•	Our stockholders may not call a special meeting of stockholders, which would limit their ability to call a meeting for the purpose of, among other things, voting on acquisition proposals.

•	Our by-laws may be amended by our board of directors without stockholder approval, provided that stockholders may repeal or amend any such amended by-law at a special or annual meeting of stockholders.

•	Our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written action in lieu of a meeting.

•	Our certificate of incorporation does not provide for cumulative voting in the election of directors, which could limit the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may authorize and issue, without stockholder approval, shares of preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire our company.

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our original certificate of incorporation. However, following this distribution and subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203. Such an amendment would not, however, restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of such amendment.

Our certificate of incorporation may only be amended by the affirmative vote of a majority of the outstanding shares of common stock at an annual or special meeting of stockholders and specifically provides that our board of directors is expressly authorized to adopt, amend or repeal our by-laws. The by-laws additionally provide that they may be amended by action of the stockholders at an annual or special meeting, except for certain sections relating to indemnification of directors and officers.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “could,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “continue” or the negative of these terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. If one or more of the assumptions underlying our forward-looking statements proves incorrect, then actual results, levels of activity, performance or achievements could differ significantly from those expressed in, or implied by, the forward-looking statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking statements. Except as required by law, we do not intend to update or revise any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. Our forward-looking statements in this prospectus include, but are not limited to, statements relating to:

•	our business strategy;

•	our current and future plans, including with respect to the development, construction and operation of our Park Central Property and the proposed hotel(s) in Memphis, Tennessee; and

•	expectations concerning future operations, margins, profitability, liquidity and capital resources.

These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. For a description of certain of these material risks and uncertainties, please see the section entitled “Risk Factors” beginning on page 14 of this prospectus.

THE DISTRIBUTION

Key Dates

Date	Activity

[ ], 2007	Record Date. CKX common stockholders as of the close of business on [ ], 2007, will receive one share of our common stock for every ten shares of CKX common stock owned of record as of such date. No fractional shares of our common stock will be issued in the distribution. Therefore, if you own as of the distribution record date either less than ten shares of common stock of CKX or a number of shares of common stock of CKX not evenly divisible by ten you will not receive a fractional share of our common stock. Instead, any fractional interest otherwise issuable to you in the distribution will be “bundled” with the fractional interests of other shareholders of CKX and sold by an independent agent to be retained by us. You will be entitled to receive a pro rata cash payment from the proceeds of the sale of such bundled interests in lieu of any such fractional interest. After our declaration of the record date, a market for our shares may develop before the distribution date and our shares may begin to trade. A market that develops for shares that will be issued in the future is referred to as a “when issued” market. If a “when issued” market develops for our shares, a market may develop for the trading of CKX shares which does not include the right to receive the distribution of our shares, which is referred to as a “when issued/ex dividend” market.
[ ], 2007	Distribution Date. As of the close of business on [ ], 2007, the trustee of the Distribution Trusts will cause the Distribution Trusts holding shares of our common stock to distribute such shares and the distribution will be completed. If you hold CKX common stock in a brokerage account, your account will be credited with the number of shares of our common stock to which you are entitled. If you hold CKX common stock in certificated or book entry form, your ownership of our shares will be recorded in the books of our transfer agent and a statement will be mailed to you. Certificates representing our common stock will not be issued in connection with the distribution, but we may elect to issue certificates in the future. If a “when issued” and “when issued/ex dividend” market has developed for our shares and for CKX shares, it will cease on this date; and thereafter all those shares will trade “regular way.”

Distribution Agent

The Bank of New York Mellon Corporation will act as the distribution agent for the distribution.

Listing and Trading of Our Shares

There is currently no public market for our shares. We have applied to list our common stock on The NASDAQ Global Market under the symbol FXRE. A “when issued” market, if one develops, may permit you and others to trade our shares before the shares are distributed.

Until our shares are distributed and unless an orderly trading market develops, the price of our shares may fluctuate significantly. Many factors beyond our control will influence whether a trading market develops for our shares and the market price of our shares, including the depth and liquidity of any market which develops, investor perception of our business and growth prospects and general market conditions. See “Risk Factors — Risks Related to Our Common Stock — There has been no prior market for our common stock and the price of our common stock after this distribution may be lower than the listing price and may be volatile. We cannot assure you that a trading market for our shares will develop.”

Background and Reasons for the Distribution

On June 1, 2007, CKX, a company in which Robert F.X. Sillerman beneficially owns approximately 33% of the outstanding shares of common stock, approved, entered into and consummated agreements pursuant to which (i) CKX, through its subsidiaries Elvis Presley Enterprises and Muhammad Ali Enterprises, granted licenses to FX Luxury Realty, and (ii) CKX invested $100 million in FX Luxury Realty in exchange for 50% of its outstanding common membership interests. CKX simultaneously entered into an agreement pursuant to which Mr. Sillerman, together with Simon R. Fuller, a director of CKX and the Chief Executive Officer of CKX’s subsidiary, 19 Entertainment Limited, are leading a buy-out of CKX at a price of $13.75 per share.

The board of directors, upon the recommendations of its special committee, approved each of these transactions on the condition that CKX distribute to its stockholders one-half of the equity it purchased in FX Luxury Realty through a distribution of shares of our common stock to allow current CKX stockholders to share directly in the continued growth and exploitation of the existing Elvis Presley and Muhammad Ali intellectual property rights and assets in the capital intensive development opportunities to be pursued by us in accordance with the terms of the license agreements with certain subsidiaries of CKX.

The registration statement of which this prospectus is a part is being filed with the Securities and Exchange Commission to effect the distribution to CKX’s stockholders of such interest.

Manner of Effecting the Distribution

If you hold shares of CKX common stock in a brokerage account, shares of our common stock will be credited to your account. If you hold CKX common stock in certificated or book entry form with our transfer agent, your ownership of our shares will be recorded on the books of our transfer agent and a statement will be mailed to you. Certificates representing shares of our common stock will not be issued in connection with the distribution, but we may elect to issue certificates in the future. No holder of common stock of CKX on the record date is required to make any payment, exchange or surrender any shares or take any other action in order to receive shares of our common stock.

Fractional Share Procedures

As described above, no fractional shares, or certificates representing such fractional interests, will be issued in the distribution. With respect to any stockholder who would have received fractional interests in the distribution, the fractional interests otherwise issuable to such stockholder in the distribution will be covered by an arrangement to be implemented by us in accordance with Section 155 of the Delaware General Corporation Law. We refer to these procedures as the “fractional share procedures.” Section 155 of the Delaware General Corporation Law specifies alternative procedures that may be used by a corporation that elects not to issue fractional shares. Under the fractional share procedures, as more fully described below, all fractional interests will be “bundled” and sold by an independent agent to be retained by us. The independent agent will be an entity having experience in the bundling and sale of such interests that is not an affiliate of us.

After the payment date of the distribution, we will deposit with the independent agent that number of shares of common stock as is equal to the aggregate number of fractional interests, rounded upwards to the next whole number. The independent agent will use its commercially reasonable efforts to sell such shares in brokers’ transactions at the highest prevailing market prices it is able to obtain, and will remit to each such holder its pro rata share in cash of the aggregate proceeds received therefor, based on such holder’s fractional interest compared to the fractional interests of all holders, net of brokerage commissions. We will not make any payment to holders in respect of fractional interests. We will not determine or influence the bid or sale price for such shares. We will pay the independent agent a flat fee to cover the costs of the fractional share procedures. No action will be required by any shareholder with respect to any of the foregoing procedures.

No assurance can be given that there will be a market for such bundled shares, that the independent agent will be successful in marketing and selling such shares on behalf of the holders thereof, or that the consideration, if any, received by such holder in exchange for its fractional interest, will be equal to the corresponding percentage of shares of common stock represented by such fractional interest at prevailing market prices.

DIVIDEND POLICY

We do not expect to pay dividends in the foreseeable future. We are prohibited under the terms of our subsidiaries’ credit facilities, and will likely be prohibited or restricted under the terms of any future credit agreements we may enter into, from paying any dividends on our common stock. Furthermore, due to the capital requirements associated with our development projects, we do not expect to pay dividends in the foreseeable future.

CAPITALIZATION

The following table describes our pro forma capitalization as of June 30, 2007, assuming the following transactions occurred on that date: (i) FX Luxury Realty’s purchase of the 50% interest in Metroflag that it did not already own and the related financing transactions, (ii) FX Luxury Realty entering into the license agreements with subsidiaries of CKX, (iii) the reorganization transactions, and (iv) the distribution.

Pro Forma
(amounts in thousands)

Cash and cash equivalents	$2,328

Debt(1)	499,309
Common equity(2)	198,535

Total capitalization	$697,844

(1)	Pro forma debt at June 30, 2007 consists of (i) Metroflag’s $475.0 million loan from an affiliate of Credit Suisse that is secured by the Park Central Property, (ii) FX Luxury Realty’s $23.0 million loan from an affiliate of Credit Suisse that is secured by FX Luxury Realty’s interest in Riviera Holdings Corporation and personally guaranteed by Mr. Sillerman, and (iii) FX Luxury Realty’s $1.0 million promissory note to Flag Luxury Properties, representing amounts owed to Flag Luxury Properties for funding the purchase of the Riviera option.

(2)	Upon consummation of the reorganization transactions, the amount of capital stock at par value plus additional paid-in-capital will be equal to the Members’ Interest as reflected on the Unaudited Pro Forma Condensed Combined Balance Sheet for FX Luxury Realty, LLC for June 30, 2007.

THE COMPANY

General

We are a newly formed company with a plan to pursue real estate and attraction based projects throughout the world. Through our indirect wholly owned subsidiaries, BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC, we own 17.72 contiguous acres of land located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada known as the Park Central Property. If we are able to obtain adequate financing, we intend to redevelop such property into a hotel, casino, retail, commercial and residential project, to develop Elvis Presley-themed hotels at or near Graceland and to develop Elvis Presley and Muhammad Ali themed hotels and attractions worldwide, pursuant to license agreements we recently entered into with subsidiaries of CKX.

Our license agreements with Elvis Presley Enterprises, Inc., an 85%-owned subsidiary of CKX, and Muhammad Ali Enterprises LLC, an 80%-owned subsidiary of CKX, allow us to use the intellectual property and certain other assets associated with Elvis Presley and Muhammad Ali in the development of our real estate and other entertainment attraction based projects. We currently anticipate that the development of the Park Central Property will involve multiple elements that incorporate the Elvis Presley assets and theming. In addition, the license agreement with Elvis Presley Enterprises grants us the right to develop one or more hotels as part of the master plan of Elvis Presley Enterprises to redevelop the Graceland property and surrounding areas in Memphis, Tennessee.

In addition to our interest in the Park Central Property, our plans with respect to a Graceland-based hotel, and our intention to pursue additional real estate and entertainment based developments using the Elvis Presley and Muhammad Ali intellectual property, we, through direct and indirect wholly owned subsidiaries, own 836,588 shares of common stock of Riviera Holdings Corporation, as well as a 50% beneficial ownership interest in an option to acquire an additional 1,147,550 shares of common stock of Riviera Holdings Corporation at a price of $23 per share. On May 16, 2007, Riv Acquisition Holdings, Inc., our 57%-owned subsidiary, made an offer to acquire through merger the remaining outstanding shares of common stock of Riviera Holdings Corporation at a price of $34 per share. Although the board of directors of Riviera Holdings Corporation rejected this offer, we intend to continue to pursue an acquisition of Riviera Holdings Corporation.

Company Strategy

•	Develop the Park Central Property as a Premier Entertainment Destination Resort. Our business strategy for the Park Central Property is to create a flagship property for the FX Real Estate and Entertainment brand, offering guests an exciting, interactive and multifaceted experience in a first class environment that includes entertainment, retail, gaming and residential opportunities.

•	Capitalize on Involvement of Robert F.X. Sillerman. Robert F.X. Sillerman is our Chairman and Chief Executive Officer and, after the reorganization transactions and the distribution, will beneficially own % of the outstanding shares of our common stock. Mr. Sillerman, directly and indirectly, owns approximately 30% of the outstanding equity interests in our affiliate Flag Luxury Properties, LLC, and through this ownership, has been involved in the acquisition of the properties that make up the Park Central Property. In addition, Mr. Sillerman has previously built and managed six public companies, including most recently CKX, of which he beneficially owns 33% of the outstanding shares of common stock and where he continues to serve as Chairman and Chief Executive Officer and oversee the management of the Elvis Presley and Muhammad Ali brands. These public companies, in the aggregate, raised over $5 billion of capital through external financings and consummated and integrated over 50 acquisitions. Mr. Sillerman will be a principal stockholder, and is expected to serve as the Chairman, of 19X, which following the consummation of its acquisition of CKX will continue to own 25% of our outstanding shares of common stock.

•	Capitalize on the “Elvis” and “Ali” Brands. We believe that Elvis Presley and Muhammad Ali are among the most recognized and revered names in popular culture. We intend to capitalize on this global recognition through the development of Elvis Presley and Muhammad Ali themed and branded real estate-based properties and attractions throughout the world.

•	Develop Hotel(s) at Graceland. We intend to enhance the relationship with Elvis Presley Enterprises and the association between us and Elvis Presley brands through the development and operation of one or more hotels to be built as part of Elvis Presley Enterprises’ master plan to redevelop Graceland and the surrounding properties in Memphis, Tennessee.

•	Build an Experienced and Proven Management and Operating Team. In connection with our current development plans and future business opportunities, we will seek to attract, hire, retain and motivate talented management and other highly skilled employees with experience in all areas of our business, including the hotel, casino, retail and entertainment industries.

•	Leverage Our Relationship with CKX and its Senior Management Group. We intend to leverage our close relationship with CKX by accessing CKX’s experience and expertise in branding and in developing opportunities tied to iconic brands and content, including the Elvis Presley and Muhammad Ali brands. We also intend to capitalize on the experience and success of CKX’s senior management group in the development of entertainment properties and maximization of entertainment assets through access and involvement afforded under our shared services agreement as we incorporate such entertainment features into our various projects and attractions. We do not expect the acquisition of CKX by 19X to have a material impact on our relationship with CKX, its management or its brands.

•	Pursue the Acquisition of Riviera Holdings Corporation. We intend to continue to seek to acquire Riviera Holdings Corporation with the goal of becoming a multi-property owner and operator in Las Vegas, Nevada.

The Park Central Property

The Park Central Property, consisting of six contiguous parcels aggregating 17.72 acres of land, is located on the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada. The property enjoys strong visibility with 1,175 feet of frontage on Las Vegas Boulevard, known as the strip, and 600 feet of frontage on Harmon Avenue. The entire 17.72 acre parcel is zoned for casino gaming through its designation as a Gaming Enterprise District, or GED, and can support a variety of development alternatives, including hotels/resorts, entertainment venue(s), a casino, condominiums, hotel-condominiums, residences and retail establishments.

Las Vegas Boulevard is a major north-south traffic route through the city and Harmon Avenue is a heavily used east-west thoroughfare that provides convenient access to McCarran International Airport. The corner of Las Vegas Boulevard and Harmon Avenue is one of the most concentrated areas of pedestrian traffic on the Las Vegas strip. We expect to capitalize on this pool of potential customers by leveraging the property’s significant frontage on Las Vegas Boulevard and Harmon Avenue through attractions, theming and architectural design.

The site is directly adjacent to the MGM Grand and across the street from MGM’s CityCenter project, which is scheduled to open its first phase in late 2009 with the entire project scheduled to open in 2010. MGM has announced that the approximately $7 billion CityCenter project is planned to include approximately 2,800 units of luxury condominiums; a 4,000-room luxury hotel and casino; two 400-room, non-gaming boutique hotels; and over 665,000 square feet of retail, dining and entertainment venues. The completion of MGM’s CityCenter project will solidify the intersection of Las Vegas Boulevard and Harmon Avenue as one of the most important on the Las Vegas strip. Planet Hollywood, The Bellagio, Paris, The Monte Carlo and New York New York, among other mega-resorts are also in the property’s immediate area. We believe that the “cluster effect” associated with the close proximity of these facilities will further drive pedestrian traffic and visitation.

The following map illustrates the location of the Park Central Property on the Las Vegas Strip and its proximity to the hotels, casinos, resorts and other attractions in the area:

Fashion Show Mall
WLV Expansion
Wynn Las Vegas
Wynn Golf Course Redevelopment
Dean Martin Dr.
TI
Palazzo
Sands
Paradise
Mirage
Venetian
Sands Expo
Casino Royale
Sands
Hughes Center
Forum Shops
Harrah's
Koval
Wynn
Crescent
Imperial Palace
Harrah's Future
Caesars
Flamingo
Park Towers
Las Vegas Blvd (The Strip)
Marriott Residence
Barbary Coast
Westin
Park Central Property
Bally's
Platinum
Tuscany
Bellagio
Paris
Ellis Island
Hard Rock Future
Planet Hollywood (Aladdin)
Harrah's Future
D.R.H. Condos
Jockey
Cosmopolitan
W-Hotel
Edge East
Westgate
Harmon Ave.
Project City Center
Chateau
Grand Desert
Alexis Park Redevop
Polo
Signature at MGM Grand
Monte Carlo
Showcase
Village
New York New York
MGM Grand
Excalibur
Tropicana
Hooters
Onyx Condo
N
W
E
S
Luxor
Future MGM/Mirage Project
THEPlace

Significant redevelopment has occurred and is continuing to occur along Harmon Avenue. There are 10 separate mixed-use condominium/hotel/casino developments currently planned or underway along the Harmon Avenue corridor which has been reported to represent approximately $20 billion of investment. While each of these projects is being pursued independently and is in various stages of development, several, including the MGM CityCenter, Panorama Towers, Turnberry at MGM Grand and the Chateau (a new major Marriott Vacation Club development), are currently under construction.

In response to this rapid development, the city of Las Vegas has begun a series of major improvements to Harmon Avenue. The city has ear-marked $11 million to be spent on widening roads, improving access/egress and completing an extension of Harmon Avenue by constructing an overpass on I-15 and building a new interchange at Valley View Road. The goal is to replicate the improvements made to Las Vegas Boulevard which would enhance both pedestrian and vehicular traffic as well as the overall beautification of the area. In addition, the Las Vegas Monorail has announced plans for a $1.3 billion expansion that would connect the Convention Center and resort properties on both sides of the Strip with McCarran International Airport, the Thomas & Mack Center and Downtown Las Vegas.

We believe that the planned new developments as well as the redevelopment, improvement and expansion plans for the area around the Park Central Property will substantially increase exposure, access and visitation and therefore enhance the opportunities available for development of the property.

Development Plans

We have contracted an international consulting firm with a focus on economic analysis for the entertainment and leisure development industry, to conduct a feasibility study on the property to examine the potential development options for the site. Based on the study, management believes that the site is well suited for, but not limited to, a multi-use style development which would include a mix of hotel, casino, entertainment venue(s), condominium, hotel-condominium and retail establishments. We intend to immediately begin planning for the development of the Park Central Property and expect that certain elements of the development will include or be based on an Elvis Presley-inspired theme.

We plan to develop the property in three phases. The first two phases of the project are expected to include an upscale hotel with 4,000 rooms and 300-500 resort condominiums developed in partnership with a five-star hotel operator, a 90,000 square foot casino floor with 2,250 slot machines and 100 table games, a 75,000 square foot state-of-the-art interactive entertainment theatre and a 200,000 square foot retail complex. Phase I, which is expected to begin construction in the middle of 2008, will incorporate Parcels 1, 2 and 3, which in the aggregate comprise approximately 8.5 acres. The tenants of Parcels 1, 2 and 3 are all under leases that are either month-to-month or terminable upon notice or the exercise of either recapture, relocation or repurchase options. While there is no definitive budget yet for development of Phase I, management currently estimates costs of approximately $2.0 billion to $2.5 billion. Parcel 4 is expected to be developed in Phase II to commence in mid-2009. The remaining two parcels, Parcels 5 and 6, will be held for future development as part of Phase III. Phase I is targeted for completion by the end of 2011. We expect construction of Phase II to commence in mid-2009 with a targeted completion date by the end of 2013. We have no current development plans for Phase III.

To implement the current phased development scheme for Phase I as depicted in the chart above, we are negotiating agreements with W.A. Richardson Builders and are in discussions with multiple architects. The principals of W.A. Richardson have over 25 years of experience in designing, building and opening large scale resort properties including Mandalay Bay Resort and Casino, Monte Carlo Resort and Casino and a 2000 room addition to the Luxor Hotel and Casino. W.A. Richardson is currently serving as a development consultant, though we have not yet finalized the definitive terms of this consultancy. We are also negotiating agreements pursuant to which W.A. Richardson or an affiliate will potentially serve as the “construction manager” or “general contractor” for the construction of the improvements for Phase I.

Zoning and Development Restrictions

The Park Central Property is currently zoned as a GED, the standard designation for casino properties, on all of the property’s acres and has H-1 zoning for density, which would permit the development of casinos, hotels, condominiums, apartments, office and retail space.

Given the property’s proximity to McCarran International Airport, we have acquired Federal Aviation Administration approval to build up to 600 feet above ground level. The approval lapses on September 30, 2007, but it can be automatically extended for up to 18 months. We have filed for the extension and are awaiting confirmation of the date on which the 18-month extension will take effect.

Most of the Phase I parcels are subject to a Grant of Reciprocal Easements and Covenants, Conditions and Restrictions, or the REA, the fundamental purpose of which was to create cross-easements to establish a coordinated pattern for the flow of traffic to, from and within those Phase I parcels and the adjacent properties east of the Phase I parcels (known as Polo Towers and the Chateau Parcel), and to and from Harmon Avenue and Las Vegas Boulevard, the major streets adjoining the Phase I parcels. In addition to various specific access easements and restrictions, the REA also contains ancillary provisions relating to signage, utility rights, and parking rights, which benefit and burden one or more of the Phase I parcels, none of which, we believe, are materially adverse to the development of Phase I in the manner currently contemplated. The REA does not affect any of the Phase II or the Phase III parcels.

The REA contains two restrictions which could affect the value of the Phase I parcels taken as a whole: (i) a height restriction on construction on Parcel 3, and (ii) a general restriction on the sale of timeshare interests in improvements constructed on the Phase I parcels.

The Parcel 3 height restrictions permit unlimited construction up to 41 feet and prohibit all construction above 160 feet. Improvements between 41 feet and 80 feet are permitted upon the payment of an amount of up to $2 million to buy timeshare interests held in the west-facing units located on the 4th to 8th floors of the Polo Towers building, a building located immediately to the east of Parcel 3, whose west-facing (only) view corridor (the Las Vegas Boulevard side) may be obstructed. If we choose to build above 80 feet and up to a maximum of 160 feet, the purchase of timeshare interests would also be required, but without limitation as to the aggregate cost. In either case, the purchase price for a timeshare unit would be basically the cost to construct a similar timeshare unit in another building. In either case, the obligation to purchase arises only if a timeshare owner demands of the Polo Towers developer that it repurchase the interest because of the obstruction of the view caused by our improvements. While it is probable that the height of the improvements affected by the limitation (not all of the Phase I improvements) will reach up to 80 feet, at this time we do not anticipate building above such level. Were such plans to change, there is no available method to estimate either the probability of, or the extent of, the purchase obligation if construction exceeds 80 feet, except that, logically, the higher the construction the higher the probable liability.

The height restrictions do not affect improvements constructed anywhere on the Phase I parcels other than directly West of the Polo Towers building. All these restrictions can be modified or terminated if agreed to by developers of the Polo Towers, without any required consent of the timeshare owners or any condominium or homeowners’ association. Although some discussions regarding the lifting or modification of such restrictions have taken place, there is no assurance that they will be lifted or modified and, if so, at what cost.

The timeshare provision remains in effect until 2025 and would prohibit sales of timeshare interests, or hotel interests which would be substantially the same as timeshare interests, located within improvements constructed on the Phase I parcels. It does not prohibit the sale of “luxury” fractional interests.

Las Vegas Market

Overview.  Las Vegas is one of the most recognized destination resort markets in the world, consisting of mega-casino resorts that offer a vast array of amenities, including hotel accommodations, food and beverage outlets, retail shopping, entertainment venues, extensive convention and meeting facilities and, recently, increasing residential components. Las Vegas is the second largest gaming market in the world, the number one convention city in the United States and one of the fastest growing leisure, lodging and entertainment markets in the country. According to the Las Vegas Convention and Visitors Authority, the number of visitors traveling to Las Vegas has continued to increase at a steady and significant rate, reaching a record 38.9 million visitors in 2006, and total Las Vegas visitor spending has grown over 75% in the last decade (5.8% compound annual growth rate), exceeding growth in visitation.

Recent Growth.  The Las Vegas metropolitan area has undergone a tremendous transformation during the last decade from a gaming destination to a mainstream city and experienced a boom of development to support the rapid growth. The increase in tourism has necessitated an increased supply of hotel rooms and conference centers as well as single-family residential units to house the approximately 6,000 people who join the Las Vegas workforce each month. The surge in supply has been met with ongoing demand, as hotel occupancy rates have been stable at around 90% for the past 14 years.

The expansion of the multi-faceted tourist sector has generated the need for service employees. Job growth has been a major factor in the explosive growth in the population of Las Vegas, making Las Vegas the fastest growing urban area in the United States. The service industry employs 29% of the Las Vegas workforce.

Known historically for its gaming experience, the Las Vegas landscape has changed considerably over the past decade with the opening of destination mega-resorts including The Venetian, Wynn Las Vegas, The Bellagio and Mandalay Bay. The effect of these openings has been to broaden Las Vegas’ traditional market by appealing to a broader customer base consisting of leisure tourists interested not only in gaming but dining, entertainment, shopping and other lifestyle experiences as well. The rapid and large scale development is expected to continue with over $27 billion in development projects planned over the next five years, representing the construction of almost 40,000 hotel/motel rooms and 2.6 million square feet of convention space.

Las Vegas as a Convention Center Attraction.  Las Vegas has rapidly expanded its convention business, with delegates growing six-fold over the past 20 years and more than doubling over the last 10 years. This growth made Las Vegas the leading convention city for the tenth consecutive year in 2005. The city had a 22% market share of the top-200 shows in 2005, as compared to only 13% for its nearest competitor. In addition, the size of all of Las Vegas’ large shows increased by 22% to a collective 26 million square feet during such period, which represents more than one-third of all the square footage combined for the 200 largest shows. Research suggests that the Las Vegas convention market is far from reaching saturation and can support growth of 8% to 12% over the next five years, driving its market share above 30%. Conventions provide impressive lead time on revenues for hotel operators, as they book upwards of six months in advance, providing an opportunity to increase room rates significantly. Furthermore, the convention business has driven mid-week occupancy up to approximately 88% in 2006, an increase of 7% from 2002.

Continuing High Occupancy Rates.  With all of these factors driving growth in visitation, the Las Vegas market has demonstrated an ability to absorb significant new room inventory and maintain occupancy levels at around 90% in 2006, significantly above the national average of approximately 61%. Furthermore, upscale properties such as The Bellagio and Wynn, which are similar in amenities to the planned Park Central Property development, maintain occupancy rates at around 95%.

History and Current Operations on Park Central Property

The Park Central Property consists of six contiguous parcels that comprise a collective 17.72 acres of land. The property is currently occupied by a motel and several commercial and retail tenants with a mix of short and long-term leases. The Park Central Property’s six parcels are expected to generate total rental income and other income of approximately $18.1 million for the fiscal year ending December 31, 2007.

Set forth below is a summary of the parcels for each of our three phases of development, including a description of the land, the year in which it was acquired and the purchase price, the current tenant(s), the current total annual rental income and the current term(s) of the lease(s).

Phase I

Parcel 1.  Parcel 1 consists of 0.996 acres of land with 115 linear feet of frontage on Las Vegas Boulevard and 150 linear feet of frontage on Harmon Avenue. One tenant currently occupies Parcel 1. The lease for the property is terminable at any time by either party upon 120 days’ prior written notice and without the payment of a termination fee. This lease is expected to generate rental income of approximately $1.6 million for the fiscal year ending December 31, 2007. We acquired the property in May 2006 for a total purchase price of $35.9 million

Parcel 2.  Parcel 2 consists of 5.135 acres of land with 210 linear feet of frontage on Las Vegas Boulevard and 450 linear feet of frontage on Harmon Avenue. The property is currently occupied by a Travelodge motel which we own in fee, as well as several retail, billboard and parking lot tenants. The Travelodge motel is being operated by WW Lodging pursuant to a management agreement. The management agreement is terminable upon 30 days’ prior notice and a payment of a termination fee equal to 4% of the trailing 12 months room revenue multiplied by 200%. The property’s retail and billboard leases are month-to-month, while its parking lot leases expire on September 30, 2007. We intend to maintain only month-to-month leases on the property in order to accommodate our development of the parcel. These current leases are expected to generate total rental income of approximately $3.0 million for the fiscal year ending December 31, 2007. We completed the acquisition of the ground lease and the motel in March 2003 for $3.5 million, and acquired the underlying fee title to the land in December 2006 for $55 million.

Parcel 3.  Parcel 3 consists of 2.356 acres of land, with 275 linear feet of frontage on Las Vegas Boulevard. The property currently hosts the Hawaiian Marketplace, which consists of multiple retail tenants. All but six of the leases on this property are terminable at any time upon 30 days’ (in one instant upon 180 days’) advance written notice and without payment of a termination fee. Five of the six leases not so terminable with notice are terminable by us at any time upon the exercise of options to either repurchase, recapture or relocate the premises, while the sixth lease is only terminable by us upon a tenant default or a loss of the premises under specified circumstances. We estimate the aggregate cost to exercise the options to repurchase, recapture or relocate the tenants in connection with these five leases to be $4.0 million to $4.5 million, assuming we elect to do so in the next twelve months.

The current leases are expected to generate total rental income of approximately $4.1 million for the fiscal year ending December 31, 2007. We completed the acquisition of the parcel for $25.8 million in March 2003. In 2004, we completed construction of the Hawaiian Marketplace for a total cost of $33.6 million.

Phase II

Parcel 4.  Parcel 4 consists of 4.49 acres of land with 270 linear feet of frontage on Las Vegas Boulevard. The property is currently occupied by several tenants. The current leases are month-to-month, except for the lease with one tenant. Such tenant’s lease term expires in May 2009, which may be extended for an additional five years at the option of the tenant. These leases are expected to generate total rental income of approximately $2.3 million for the fiscal year ending December 31, 2007. We acquired the property for $90 million in January 2005.

Phase III

Parcel 5.  Parcel 5 consists of 3.008 acres of land, with 180 linear feet of frontage on Las Vegas Boulevard. The property accommodates 51,414 square feet of retail space and is currently occupied by several restaurant and retail tenants. One lease term expires in January 2012, but is terminable earlier upon 120 days’ advance written notice and, if terminated after February 2010, payment of a termination fee of $200,000. Another lease term expires in December 2009, with the tenant holding three options to extend the lease for five year periods. A third lease term expires in March 2008, with the tenant holding an option to extend the lease for an additional five years. This lease is terminable earlier than March 2008, or thereafter if extended, upon 6 months’ advance written notice and payment of a termination fee of $450,000. A fourth lease term expires in August 2012, with the tenant holding an option to extend the lease for an additional five years. However, under such lease, we have the right to build on top of and around the tenant, although we are obligated to reimburse the tenant for loss of reasonable profits if construction causes closure of the restaurant. A fifth lease term expires in May 2059. However, because the tenant’s store is a separate box structure, it is capable of being integrated into future development plans. Parcel 5 is subject to a covenant that allows us to construct a building containing one or more floors upon and above such tenant’s building and to utilize and extend the structural members and replace the exterior service facilities, as may be reasonably necessary to serve any new construction. These leases are expected to generate total rental income of approximately $3.6 million for the fiscal year ending December 31, 2007. We acquired the property for $17 million in March 1998.

Parcel 6.  Parcel 6 consists of 1.765 acres of land, with 125 linear feet of frontage on Las Vegas Boulevard. The property accommodates 2,094 square feet of retail space and is currently occupied by a restaurant and several retail tenants. One lease term expires in December 2013, another lease term expires in April 2011 and a third lease term expires in January 2009, with the tenant holding two options to extend the lease term for 5 year periods. A fourth lease term expires in May 2045, although we have the right to construct improvements on, over and under other portions of Parcel 6. These leases are expected to generate total rental income of approximately $1.9 million for the fiscal year ending December 31, 2007. We acquired the land and the fourth lease for $30.1 million in May 2005.

Hotel(s) at Graceland

Graceland, the 13.5 acre estate which served as the primary residence of Elvis Presley from 1957 until his passing in 1977, is located in Memphis, Tennessee. Graceland was first opened to public tours in 1982. Over the past five years, Graceland has averaged approximately 565,000 visitors per year. The focal point of the Graceland business is a guided mansion tour, which includes a walk through the historic residence, as well as an extensive display of Elvis’ gold records and awards, career mementos, stage costumes, jewelry, photographs and more. The tour also includes a visit to the Meditation Garden, where Elvis and members of his family have been laid to rest.

In February 2006, CKX and Elvis Presley Enterprises disclosed that they had held meetings with government officials in Memphis, Tennessee regarding preliminary plans to redevelop and expand the Graceland attraction as the centerpiece of the Whitehaven section of Memphis. In April 2006, CKX commissioned Robert A.M. Stern Architects to develop a master plan for Graceland and the surrounding properties owned by CKX. The master plan incorporates approximately 80 acres surrounding the Graceland mansion property. CKX also engaged Economics Research Associates to provide an analysis of the economic potential of the redevelopment. The master plan is expected to include a new visitor center, exhibition space, retail, hotel, convention facilities, public open space and parking on both sides of Elvis Presley Boulevard.

Under the terms of our license agreement with Elvis Presley Enterprises described below, we have the option to construct and operate one or more of the hotels to be developed as part of the master plan for Graceland. If we elect to pursue this development, Elvis Presley Enterprises will either grant to us a fee title to the land for the hotel(s), or if such fee title cannot be transferred, grant us a long term lease, with a term of not less than 99 years, at de minimus annual cost. We will be required to pay Elvis Presley Enterprises a royalty of 3% of gross revenue derived from any hotel we construct at Graceland. Under the terms of the license agreement, we must exercise our right to develop the first hotel by December 1, 2008 or we lose the right to construct the hotel. We currently intend to pursue the development of the hotels to be constructed as part of the Graceland master plan, however, no definitive plans have been prepared and we have yet to finalize a development budget for the project.

Elvis Presley and Muhammad Ali License Agreements

We recently entered into license agreements with Elvis Presley Enterprises, Inc. and Muhammad Ali Enterprises LLC, each an affiliate of CKX, which allow us to use the intellectual property and certain other assets associated with Elvis Presley and Muhammad Ali in the development of our real estate and other entertainment attraction based projects. The development of the Park Central Property is expected to involve or be based on an Elvis Presley inspired theme.

Elvis Presley License Agreement

Strength of the Elvis Presley Brand

The Elvis Presley license agreement offers us the opportunity to brand our properties with the name, image and likeness of Elvis Presley, regarded as one of the most important figures in 20th century music and popular culture. Elvis Presley is the best selling solo musical recording artist in U.S. history, having sold more than one billion albums and singles worldwide and having set records for the most albums and singles that have been certified Gold and Platinum by the Recording Industry Association of America.

The Elvis Presley name and brand remains to this day among the most important and recognized throughout the world. Over the past five years, more than fifteen million Elvis Presley albums have been sold worldwide and an average of approximately 565,000 people have visited Graceland annually. In 2006, Honda launched a year long advertising campaign for its 2006 CR-V using Elvis’ remixed Burning Love and visuals, which targeted an audience between 25 and 35 year olds. Nike launched its year long international 2002 World Cup Campaign using a remix of “Little Less

Conversation.” The remix went to #1 on charts in the U.S. and the U.K., as well as 20 other countries. “Elvis 30 #1 Hits” released in 2002 sold 4 million copies and “Elvis Second to None” released in 2003 sold 2 million copies.

Since Graceland was opened to the public in 1982, 15 million people have visited Elvis’ home and the demographics of the visitors have remained relatively young, which further illustrates Elvis’ current appeal among later generations. Approximately 76% of all visitors to Graceland are first time visitors, approximately 45% are under the age of 35 and approximately 83% are 50 years old or younger.

In August 2006 CKX and Elvis Presley Enterprises, together with Cirque Du Soleil, entered into an agreement with MGM MIRAGE to create a permanent Elvis Presley show at MGM’s CityCenter. The show is expected to open at that property, located directly across Las Vegas Boulevard from the Park Central Property, in November 2009. The show will consist of a creative combination of live musicians and singers, projections, dance and the latest in multimedia sound and lighting technology intended to offer an emotional bond with the audience.

Grant of Rights

The license agreement with Elvis Presley Enterprises grants us the exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating, and promoting Elvis Presley-themed real estate and attraction based properties, including Elvis Presley-themed hotels, casinos, theme parks and lounges (subject to certain restrictions, including, but not limited to, certain approval rights of Elvis Presley Enterprises). The license also grants us the non-exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed restaurants. Under the terms of the license agreement, we have the right to manufacture and sell merchandise relating to each Elvis Presley property at the applicable property, but Elvis Presley Enterprises will have final approval over all such merchandise that we may sell. If we have not opened an Elvis Presley-themed restaurant, theme park and/or lounge within 10 years, then the rights for the category we have not exploited revert to Elvis Presley Enterprises.

Elvis Presley Experiences

Under the terms of the license agreement, we have the right to participate, under certain circumstances, in the development by Elvis Presley Enterprises of any “Elvis Presley Experience,” defined as any permanent, non-touring interactive entertainment, educational and retail experiences incorporating music, artifacts, and audiovisual works focusing on the life and times of Elvis Presley.

If Elvis Presley Enterprises intends to create an Elvis Presley Experience in collaboration with a third party, we have the right to invest in up to 50% of the economic and beneficial interests owned by Elvis Presley Enterprise in such project. If Elvis Presley Enterprises desires to create an Elvis Presley Experience without third party collaboration, we have the right to participate in such project such that (i) Elvis Presley Enterprises shall bear the initial production costs (until opening) of such Elvis Presley Experience, (ii) we shall provide and construct the premises or venue for the public presentation of such Elvis Presley Experience and shall be entitled to a rental payment to be negotiated by the parties in good faith, and (iii) we shall each own and share in 50% of the profits and losses of such Elvis Presley Experience.

In all cases, if we request that Elvis Presley Enterprises create an Elvis Presley Experience at one of our properties, provided that Elvis Presley Enterprises has the right to do so, it shall use reasonable best efforts to create such Elvis Presley Experience at our requested property.

We have been notified by Elvis Presley Enterprises that they are a party to a global agreement with Cirque du Soleil for the creation of Elvis Presley themed projects worldwide, including the development of Elvis Presley Experiences. In the event that Elvis Presley Enterprises develops one or more Elvis Presley Experience(s) with Cirque du Soleil, we would seek to participate for up to 50% of Elvis Presley Enterprises’ economic participation, as described above for projects involving third party collaboration. We also intend to request that Elvis Presley Enterprises and Cirque du Soleil, together with our participation, develop the first Elvis Presley Experience at the Park Central Property.

Royalty Payments and Minimum Guarantees

We are required to pay to Elvis Presley Enterprises an amount equal to 3% of gross revenues generated at any Elvis Presley property (including gross revenues derived from lodging, entertainment attractions, ticket sales, sale of food and beverages, and rental space, but excluding gambling if payment of percentage of gambling royalty revenues would be contrary to law or require Elvis Presley Enterprises to be licensed) and 10% of gross revenues with respect to the sale of merchandise. In addition, we will pay Elvis Presley Enterprises a set dollar amount per square foot of casino floor space at each Elvis Presley property where percentage royalties are not paid on gambling revenues.

We are required to pay a guaranteed annual minimum royalty payment to Elvis Presley Enterprises of $9 million in each of 2007, 2008, and 2009, $18 million in each of 2010, 2011, and 2012, $22 million in each of 2013, 2014, 2015 and 2016, and increasing by 5% for each year thereafter, in each case recoupable only against royalties payable during the year in question. The initial payment under the license agreement will be due on the earlier of the completion of the rights offering described elsewhere herein, or December 1, 2007.

Beginning on the date of the agreement and ending on the eighth anniversary of the opening of the first Elvis Presley-themed hotel, we have the right to buy out all remaining royalty payment obligations due to Elvis Presley Enterprises under the license agreement by paying Elvis Presley Enterprises $450 million. We would also be required to buy out royalty payments due to Muhammad Ali Enterprises under our license agreement with Muhammad Ali Enterprises discussed below at the same time that we exercise our buyout right under the Elvis Presley Enterprises license agreement.

Termination Rights

Unless we exercise our buy-out right, either we or Elvis Presley Enterprises will have the right to terminate the license upon the date that is the later of (i) 10 years after the effective date of the license, or (ii) the date on which our buy-out right expires. Thereafter, either we or Elvis Presley Enterprises will again have the right to so terminate the license on each 10th anniversary of such date. In the event that we exercise our termination right, then (x) the license agreement between us and Muhammad Ali Enterprises will also terminate and (y) we will pay to Elvis Presley Enterprises a termination fee of $45 million. Upon any termination, the rights granted to us (and the rights granted to any project company to develop an Elvis Presley-themed real estate property) will remain in effect with respect to all Elvis Presley-related real estate properties that are open or under construction at the time of such termination, provided that royalties, but no minimum guarantees, continue to be paid to Elvis Presley Enterprises.

Muhammad Ali License Agreement

Strength of Muhammad Ali Brand

Muhammad Ali is widely recognized as the greatest athlete of the twentieth century and ambassador to the world. Over forty years after he burst onto the scene as a gold-medal winner at the 1960 Rome Olympics, Mr. Ali remains one of the world’s most recognized figures, known and loved around the globe. Muhammad Ali has been named the “Athlete of the Century” by USA Today and Sports Illustrated and he continues to receive praise for his contribution to sports. Muhammad Ali was also named the BBC’s “Sports Personality of the Century,” and the World Sports Award’s “World Sportsman of the Century.”

In addition, Muhammad Ali has been the recipient of countless awards for his humanitarian efforts. In addition to being honored by Amnesty International with their “Lifetime Achievement Award,” the Secretary-General of the United Nations appointed him “United Nations Messenger of Peace.” Muhammad Ali was named the “International Ambassador of Jubilee 2000,” a global organization dedicated to relieving debt in developing nations, cited as “Mr. International Friendship” by former President Jimmy Carter and, in November 2005, he was honored with the Presidential Medal of Freedom Award.

Grant of Rights

The license agreement with Muhammad Ali Enterprises, which we entered into simultaneously with entering into the Elvis Presley Enterprises license agreement, grants us the right to use Muhammad Ali-related intellectual property in connection with designing, constructing, operating, and promoting Muhammad Ali-themed real estate and attraction based properties, including Muhammad Ali-themed hotels and retreat centers, subject to certain restrictions, including, but not limited to, certain approval rights of Muhammad Ali Enterprises. Under the terms of the license agreement, we have the right to manufacture and sell merchandise relating to each Muhammad Ali property at the applicable property, but Muhammad Ali Enterprises will have final approval over such merchandise that we may sell.

Royalty Payments and Minimum Guarantees

We are required pay to Muhammad Ali Enterprises an amount equal to 3% of gross revenues generated at any Muhammad Ali property, including gross revenues derived from lodging, entertainment attractions, ticket sales, sale of food and beverages and rental space, and 10% of gross revenues with respect to the sale of merchandise.

We are required to pay a guaranteed annual minimum royalty payment to Muhammad Ali Enterprises of $1 million in each of 2007, 2008, and 2009, $2 million in each of 2010, 2011, and 2012, $3 million in each of 2013, 2014, 2015 and 2016 and increasing by 5% for each year thereafter. The initial payment under the license agreement will be due on the earlier of the completion of the rights offering described elsewhere herein or December 1, 2007.

Beginning on the date of the agreement and ending on the eighth anniversary of the opening of the first Elvis Presley-themed hotel, we have the right to buy-out all remaining royalty payment obligations due to Muhammad Ali Enterprises under the license agreement by paying Muhammad Ali Enterprises $50 million. We would be required to buy-out royalty payments due to Elvis Presley Enterprises under the Elvis Presley license agreement at the same time that we exercise our buy-out right under the Muhammad Ali license agreement.

Termination Rights

Unless we exercise our buy-out right, either we or Muhammad Ali Enterprises will have the right to terminate the license upon the date that is the later of (i) 10 years after the effective date of the license, or (ii) the date on which our buy-out right expires. Thereafter, either we or Muhammad Ali Enterprises will again have the right to so terminate the license on each 10th anniversary of such date. In the event that we exercise our termination right, then (x) the Elvis Presley license agreement will also terminate and (y) we will pay to Muhammad Ali Enterprises a termination fee of $5 million. Upon any termination, the rights granted to us (and the rights granted to any project company to develop a Muhammad Ali-themed real estate property) will remain in effect with respect to all Muhammad Ali-related real estate properties that are open or under construction at the time of such termination, provided that royalties, but no minimum guarantees, continue to be paid to Muhammad Ali Enterprises.

The Riviera

In addition to our ownership of the Park Central Property, through subsidiaries we own 836,588 shares of common stock in Riviera Holdings Corporation, which owns and operates the Riviera Hotel & Casino in Las Vegas, Nevada and the Blackhawk Casino in Blackhawk, Colorado. We also own a 50% economic interest in an option to acquire an additional 1,147,550 shares of Riviera Holdings Corporation at a price of $23 per share, which option expires in September 2007. The terms of the option require us to either obtain the consent of the board of Riviera Holdings Corporation or a waiver of such approval requirement from the optionor before we can exercise the option. The board of Riviera Holdings Corporation has taken the position that the necessary approval of the board has not been granted. On May 16, 2007, Riv Acquisitions Holdings, our 57% owned subsidiary, submitted a proposal to the board of directors of Riviera Holdings Corporation to acquire through a merger the remaining outstanding shares of Riviera Holdings Corporation at a price of $34 per share. At that time the board of directors of Riviera Holdings Corporation rejected this offer on the basis that our option agreement violated certain provisions of Nevada corporate law.

In April 2007, we, through our subsidiaries and affiliates commenced an action against Riviera Holdings Corporation and its directors in District Court in Nevada seeking, among other things, that the District Court (a) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 does not apply to us or the merger proposals that we made with respect to Riviera Holdings Corporation and (b) declare that a voting limitation set forth in Riviera Holdings Corporation’s Second Restated Articles of Incorporation does not apply to us, or to the common stock that is the subject of the option described above. Riviera filed a counterclaim against us in May 2007 seeking, among other things, that the District Court (a) declare that we are, for purposes of the Nevada Revised Statutes, the beneficial owners of the stock that is the subject of the option; (b) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 applies to us; and (c) declare that a voting limitation in Riviera Holdings Corporation’s Second Restated Articles of Incorporation applies to us and the common stock that is the subject of the option. On August 10, 2007, the District Court issued a summary judgment ruling from the bench. The District Court ruled that the three-year moratorium set forth in NRS 78.438 does not apply to us. The District Court also ruled that the voting limitations set forth in Riviera Holdings Corporation’s Second Restated Articles of Incorporation do not apply to us. The District Court’s ruling was entered on August 22, 2007 and is subject to appeal.

If we do not have the financial resources to exercise our option to acquire the additional 1,147,550 shares of common stock of Riviera Holdings Corporation prior to its expiration in September 2007 or if we are not able to obtain either the approval of the board of Rivera Holdings Corporation or a waiver of such approval by the optionor as required under the terms of the option, we may be required to sell the option at a price that does not reflect its full fair market value, or allow it to expire. The sale of the option, if such sale occurs, would not impact our intent to pursue the acquisition of Riviera Holdings Corporation.

Regulation and Licensing

Hospitality

Our proposed businesses will be subject to numerous laws, including those relating to the preparation and sale of food and beverages, such as health and liquor license laws. Our proposed businesses will also be subject to laws governing employees in our proposed hotels in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to implement our proposed hotel projects may be dependent upon our obtaining necessary building permits or zoning variances from local authorities.

Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although we expect to invest significant amounts to ensure that our hotels comply with ADA requirements, a determination that our hotels are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. We intend to be in compliance in all material respects with all statutory and administrative government regulations with respect to our proposed business when we become subject to such requirements.

Our proposed hotel properties and current commercial leasing activities of the Park Central Property could expose us to possible environmental liabilities, including liabilities related to activities that predated our acquisition or operation of a property. Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property and may be held liable to a governmental entity or to third parties for property damages and for investigation and cleanup costs incurred by such parties in connection with the contamination. Environmental liability can be incurred by a current owner or operator of a property for environmental problems or violations that occurred on a property prior to acquisition or operation. These laws often impose liability whether or not the owner knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site.

Gaming

Nevada

Introduction

The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations made under such Act, as well as various local ordinances. Once the hotel is open, the operations of our proposed casino on the Park Central Property will be subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming License Board, which we refer to collectively as the Nevada Gaming Authorities.

Policy Concerns of Gaming Laws

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy. These public policy concerns include, among other things:

•	preventing unsavory or unsuitable persons from being directly or indirectly involved with gaming at any time or in any capacity;

•	establishing and maintaining responsible accounting practices and procedures;

•	maintaining effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs, and safeguarding assets and revenue, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	preventing cheating and fraudulent practices; and

•	providing a source of state and local revenue through taxation and licensing fees.

Changes in these laws, regulations and procedures could have significant negative effects on our proposed Park Central Property casino’s proposed gaming operations and our financial condition and results of operations.

Owner and Operator Licensing Requirements

Before our proposed casino on the Park Central Property opens, we, as the owner and operator of the property, will be required to seek approval from, and be licensed by, the Nevada Gaming Authorities as a company licensee. If we are granted gaming licenses, we will have to pay periodic fees and taxes. The gaming licenses will not be transferable. We cannot assure you that we will be able to obtain all approvals and licenses from the Nevada Gaming Authorities on a timely basis or at all. In the event that our senior executives fail to obtain the required gaming licenses, their employment with us would be terminated and we would no longer have access to their experience and expertise.

Company Registration Requirements

Before the proposed casino on our Park Central Property opens, we will be required to apply to, and be found suitable by, the Nevada Gaming Commission to be registered by the Nevada Gaming Commission as a publicly traded corporation, referred to as a registered company, for the purposes of the Nevada Gaming Control Act. We cannot assure you that the registrations, licenses and findings of suitability from the Nevada Gaming Authorities will be obtained on a timely basis or at all.

Periodically, we will be required to submit detailed financial and operating reports to the Nevada Gaming Commission and provide any other information that the Nevada Gaming Commission may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Gaming Commission.

Individual Licensing Requirements

No person may become a stockholder or member of, or receive any percentage of the profits of, an intermediary company or company licensee without first obtaining licenses and approvals from the Nevada

Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. We and our officers, directors and certain key employees will be required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay for all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Redemption or Mandatory Sale of Securities Owned By an Unsuitable Person

Our certificate of incorporation provides that, to the extent a gaming authority makes a determination of unsuitability or to the extent deemed necessary or advisable by our board of directors, we may redeem shares of our capital stock that are owned or controlled by an unsuitable person or its affiliates. The redemption price will be the amount, if any, required by the gaming authority or, if the gaming authority does not determine the price, the sum deemed by the board of directors to be the fair value of the securities to be redeemed. If we determine the redemption price, the redemption price will be capped at the closing price of the shares on the principal national securities exchange on which the shares are listed on the trading date on the day before the redemption notice is given. If the shares are not listed on a national securities exchange, the redemption price will be capped at the closing sale price of the shares as quoted on an inter-dealer quotation system, or if the closing price is not reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by, the applicable gaming authority and, if not, as we elect. In the event our board of directors determines that such a redemption would adversely affect us, we shall require such person and/or its affiliates to sell the shares of our capital stock subject to the redemption.

Consequences of Violating Gaming Laws

If the Nevada Gaming Commission decides that we violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our registrations and gaming license. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act, or of the regulations of the Nevada Gaming Commission, at the discretion of the Nevada Gaming Commission. Further, the Nevada Gaming Commission could appoint a supervisor to operate our proposed casino and, under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any of our gaming licenses and the appointment of a supervisor could, and revocation of any gaming license would, have a significant negative effect on our gaming operations.

Requirements for Beneficial Securities Holders

Regardless of the number of shares held, any beneficial holder of our voting securities, may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If such beneficial holder of our voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Gaming Control Act requires any person who acquires more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Gaming Commission. The Nevada Gaming Control Act requires beneficial owners of more than 10% of a registered company’s voting securities to apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 15%, of the registered company’s voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities that the Nevada Gaming Commission may determine to be consistent with such investment intent.

Our certificate of incorporation includes provisions intended to help us implement the above restrictions. See “Description of Capital Stock — Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration.”

Consequences of Being Found Unsuitable

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chairman of the Nevada State Gaming Control Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any voting security or debt security of a registered company beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with, we:

•	pay that person any dividend or interest upon any voting securities;

•	allow that person to exercise, directly or indirectly, any voting right held by that person relating to our company;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Gaming Laws Relating to Securities Ownership

The Nevada Gaming Commission may, in its discretion, require the holder of any debt or similar securities of a registered company to file applications, be investigated and be found suitable to own the debt or other security of the registered company if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission decides that a person is unsuitable to own the security, then under the Nevada Gaming Control Act, the registered company can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

•	pays to the unsuitable person any dividend, interest or any distribution whatsoever;

•	recognizes any voting right by the unsuitable person in connection with the securities;

•	pays the unsuitable person remuneration in any form; or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We will be required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. We will be required to render maximum assistance in determining the identity of the beneficial owner of any of our voting securities. The Nevada Gaming Commission has the power to require the stock certificates of any registered company to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act. We do not know whether this requirement will be imposed on us.

Approval of Public Offerings

Once we become a registered gaming company, we may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if we intend to use the securities or the proceeds from the offering to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. Any approval that we might receive in the future relating to future offerings will not constitute a finding, recommendation or approval by any of the Nevada Gaming Authorities as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities. Any representation to the contrary is unlawful.

The regulations of the Nevada Gaming Commission also provide that any entity which is not an “affiliated company,” as that term is defined in the Nevada Gaming Control Act, or which is not otherwise subject to the provisions of the Nevada Gaming Control Act or regulations, such as our company, that plans to make a public offering of securities intending to use such securities, or the proceeds from the sale thereof, for the construction or operation of gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes, may apply to the Nevada Gaming Commission for prior approval of such offering. The Nevada Gaming Commission may find an applicant unsuitable based solely on the fact that it did not submit such an application, unless upon a written request for a ruling, referred to as a ruling request, the Nevada State Gaming Control Board Chairman has ruled that it is not necessary to submit an application.

Because we are not yet a registered gaming company, our contemplated rights offering will not be subject to these restrictions.

Approval of Changes in Control

Once we become a registered company, we will be required to obtain prior approval of the Nevada Gaming Commission with respect to a change in control through:

•	consolidation;

•	stock or asset acquisitions;

•	management or consulting agreements; or

•	any act or conduct by a person by which the person obtains control of us.

Entities seeking to acquire control of a registered company must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchase of voting securities and corporate defense tactics affecting Nevada gaming licenses, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Once we become a registered company, approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Fees and Taxes

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

•	a percentage of the gross revenue received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A casino entertainment tax is also paid by casino operators where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise.

Foreign Gaming Investigations

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons, collectively referred to herein as licensees, and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada State Gaming Control Board of the licensee’s or registrant’s participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee or registrant is also subject to disciplinary action by the Nevada Gaming Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•	engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

License for Conduct of Gaming and Sale of Alcoholic Beverages

The conduct of gaming activities and the service and sale of alcoholic beverages at the casino on the Park Central Property will be subject to licensing, control and regulation by the Clark County Liquor and Gaming Licensing Board. In addition to approving our company, the Clark County Liquor and Gaming License Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license. All licenses are revocable and are not transferable. The county agency has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact upon our operations.

Competition

Las Vegas is the largest gaming market in the United States and is also one of the fastest growing leisure, lodging and entertainment markets in the United States. During the year ended December 31, 2006, the Las Vegas gaming and hotel markets continued their upward trends with, among other things, a 0.9% increase in visitation to 38.9 million visitors, a 10.9% increase in Las Vegas Strip gaming revenue and a 16.0% increase in average daily room rates, all as compared to the year ended December 31, 2005.

Many properties on the Las Vegas Strip have opened over the past ten years, including the Wynn, the Bellagio, Mandalay Bay Resort & Casino, Paris Las Vegas, Planet Hollywood Resort and Casino and The Venetian. In addition, a number of existing properties on the Las Vegas Strip embarked on expansions during this period, including the Bellagio, the Luxor Hotel and Casino, Mandalay Bay Resort & Casino and Caesars Palace. As a result, the casino/hotel industry in Las Vegas is highly competitive. The Park Central Property is located on the Las Vegas Strip and is anticipated to compete with these and other high-quality resorts and hotel casinos, those in downtown Las Vegas, as well as a large number of hotels and motels in and near Las Vegas.

The Park Central Property will also compete, to some extent, with other hotel/casino facilities in Nevada and Atlantic City, riverboat gaming facilities in other states, casino facilities on Native American lands and elsewhere in the world, state lotteries, and other forms of gaming. The continued proliferation of Native American gaming in California and elsewhere could have a negative impact on our operations. In particular, the legalization of casino gaming in or near metropolitan areas from which we attract customers, could have a negative effect on our business. In addition, new or renovated casinos in Macau or elsewhere in Asia could draw Asian gaming customers, including high-rollers, away from Las Vegas.

In addition to the existing casinos with which the Park Central Property is anticipated to compete, several new resorts are expected to open on or near the Las Vegas Strip before 2011. The major projects, which have either been announced or are currently under construction include, but are not limited to:

•	Palazzo — an approximately $1.85 billion development by Las Vegas Sands currently under construction north of the Park Central Property on the Las Vegas Strip adjacent to The Venetian.

•	Echelon Place — an approximately $4.0 billion development by Boyd Gaming located north of the Park Central Property on the Las Vegas Strip.

•	City Center — an approximately $7.0 billion development by MGM Mirage located directly across the street from the Park Central Property.

Employees

As of August 20, 2007, we directly and through our subsidiaries employed approximately 14  people on a full time or part time basis.

Legal Proceedings

In April 2007, we, through our subsidiaries and affiliates, commenced an action against Riviera Holdings Corporation and its directors in U.S. District Court in Nevada seeking, among other things, that the District Court (a) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 does not apply to us or the merger proposals that we made with respect to Riviera Holdings Corporation and (b) declare that a voting limitation set forth in Riviera Holdings Corporation’s Second Restated Articles of Incorporation does not apply to us, or to the common stock that is the subject of the option described above. Riviera filed a counterclaim against us in May 2007 seeking, among other things, that the District Court (a) declare that we are, for purposes of the Nevada Revised Statutes, the beneficial owners of the stock that is the subject of the option; (b) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 applies to us; and (c) declare that a voting limitation in Riviera Holdings Corporation’s Second Restated Articles of Incorporation applies to us and the common stock that is the subject of the option. On August 10, 2007, the District Court issued a summary judgment ruling from the bench. The District Court ruled that the three-year moratorium set forth in NRS 78.438 does not apply to us. The District Court also ruled that the voting limitations set forth in Riviera Holdings Corporation’s Second Restated Articles of Incorporation do not apply to us. The District Court’s ruling was entered on August 22, 2007 and is subject to appeal.

With respect to the Park Central Property, there are two lawsuits presently pending from a former tenant who leased space in the food court at the Hawaiian Marketplace located on Parcel 3. The Robinson Group, LLC sued our subsidiary, Metroflag Polo, LLC, which is now known as Metroflag BP, LLC, in 2004 for breach of contract, fraud and related matters based on an alleged breach of the lease agreement and subsequent settlement agreements. We counter-claimed for breach of the same lease agreement and settlement agreement. The trial is scheduled for November 13, 2007. In a related action in New York, two investors in The Robinson Group, LLC sued Metroflag BP and Paul Kanavos individually, alleging fraudulent inducement for them to invest in the Robinson Group and seeking damages. The New York court has dismissed all claims except for a claim based on a theory of negligent misrepresentation, and we are seeking appeal of the decision relating to the remaining claim. We believe these claims are without merit and intend to litigate accordingly.

A dispute is pending with an adjacent property owner, Hard Carbon, LLC, an affiliate of Marriott International Inc. Hard Carbon, the owner of the Grand Chateau parcel adjacent to the Park Central Property on Harmon Avenue was required to construct a parking garage in several phases. Metroflag BP was required to pay for the construction of up to 202 parking spaces for use by another unrelated property owner and thereafter not have any responsibility for the spaces. Hard Carbon submitted contractor bids to Metroflag BP which were not approved by Metroflag BP, as required pursuant to the Reciprocal Easement Agreement, or REA. Instead of invoking the arbitration provisions of the REA, Hard Carbon constructed the garage without getting the required Metroflag approval. Marriott, on behalf of Hard Carbon, is seeking reimbursement of approximately $7 million. In a related matter, Hard Carbon has asserted that we are responsible for sharing the costs of certain road widening work performed by Marriott off of Harmon Avenue, which work Marriott undertook without seeking Metroflag’s approval as required under the REA. Settlement discussions between the parties on both matters have resulted in a tentative settlement agreement which would require us to make an aggregate payment of $4.3 million, which was recorded by Metroflag BP in 2007 as capitalized development costs. $4.0 million has been placed in a segregated account for this purpose and is included in restricted cash on Metroflag’s most recent balance sheet.

Intellectual Property

We intend to protect our intellectual property rights through a combination of patent, trademark, copyright, rights of publicity, and other laws, as well as licensing agreements and third party nondisclosure and assignment agreements. With respect to applications to register trademarks that have not yet been accepted, we cannot assure you that such applications to register trademarks that have not yet been accepted, we cannot assure you that such applications will be approved. Third parties may oppose the trademark applications, seek to cancel existing registrations or otherwise challenge our use of the trademarks. If they are successful, we could be forced to re-brand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in one country as in another. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our license agreements with subsidiaries of CKX, we have the right to use intellectual property or certain other proprietary rights related to Elvis Presley and Muhammad Ali that are owned or controlled by, or licensed to such CKX subsidiaries, including, without limitation, certain trademarks owned in connection with the design, construction, operation, advertising and promotion of certain real estate properties and the design, manufacture, sale and promotion of themed merchandise. If we wish to (i) use the any such trademarks in connection with the design, construction, operation and promotion of properties or attractions or the design, manufacture, sale, and promotion of related merchandise, in each case, outside the countries and product classes in which the trademarks are presently registered or where applications for registrations are pending, or (ii) use the trademarks in connection with products or services for which they have not been registered, we may request that the relevant CKX subsidiary register the trademark(s) in such territory or for such products or services and such CKX subsidiary will file, at its sole costs and expense, an application for registration of the applicable trademark(s) in the requested territory or product class and will take all other actions that are reasonably necessary to pursue such applications. Notwithstanding the foregoing, each CKX subsidiary may refuse to file a new application for good cause.

With respect to other Elvis Presley or Muhammad Ali-related trademarks that are not owned by such CKX subsidiaries, or similar thereto or derivative thereof, and that we adopt for use in connection with a themed property in accordance with the license agreements, we have the right to own such trademarks and file such applications and registrations for use solely in connection with hotel and casino services (but not gaming or gambling equipment or products), in the case of Elvis Presley related trademarks, and lodging property services in the case of Muhammad Ali-related trademarks.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. Our assets and operations are currently held by and conducted through FX Luxury Realty, LLC, a Delaware limited liability company, and its subsidiaries. Just prior to when the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission, all of the members of FX Luxury Realty will contribute their common membership interests in FX Luxury Realty to us in exchange for shares of our common stock. As a result of these contributions, we will own all of the common membership interests in FX Luxury Realty and our business will consist of the business currently conducted by FX Luxury Realty.

Prior to May 11, 2007, the date upon which Flag Luxury Properties contributed its interests in the Metroflag entities, which directly owned 50% of the Park Central Property, to FX Luxury Realty, FX Luxury Realty was a company with no operations. The historical data on which our pro forma financial statements are based is derived from the financial statements of FX Luxury Realty and Metroflag (as predecessor) appearing elsewhere in this prospectus and should be read in conjunction with FX Luxury Realty’s Consolidated Financial Statements and Notes thereto and Metroflag’s Combined Financial Statements and Notes thereto, included elsewhere in this prospectus, as well as the information appearing in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Unaudited Pro Forma Condensed Combined Financial Information is being presented to reflect the pro forma impact of the consummation of the various transactions that resulted in FX Luxury Realty’s acquisition of the 50% of the Metroflag entities that it did not already own on July 6, 2007, the related financing and the impact of the license agreements FX Luxury Realty entered into with Elvis Presley Enterprises, Inc. and Muhammad Ali Enterprises LLC on June 1, 2007.

Purchase of Additional 50% Interest in Metroflag

On July 6, 2007, FX Luxury Realty acquired the 50% it did not own of the Metroflag entities that collectively own the Park Central Property. As a result of this purchase, FX Luxury Realty now owns 100% of Metroflag and will consolidate the operations of Metroflag from this date. The total consideration paid by FX Luxury Realty for the remaining 50% interest in Metroflag was $180 million, which was paid in cash from borrowings and cash on hand.

Park Central Loan

On July 6, 2007, Metroflag increased the size of its senior loan from an affiliate of Credit Suisse from $370 million to $475 million. The loan is secured by Metroflag’s interest in the Park Central Property. The additional loan proceeds were used to provide funding for the acquisition of the other 50% of Metroflag and to increase the amount held by Metroflag in escrow accounts to fund future pre-development spending and interest on the debt. The loans, which are comprised of three separate tranches, expire on July 5, 2008, but can be extended for up to two six month periods by Metroflag, subject to specified conditions, including the loans being in good standing at the time of each extension. Interest rates on the loans are at the Eurodollar rate plus applicable margins ranging from 150 basis points on the $250 million tranche; 400 basis points on the $30 million tranche; and 900 basis points on the $195 million tranche; the effective interest rates on each tranche at July 6, 2007 were 7.4%, 9.9% and 14.9%, respectively.

Elvis Presley License Agreement

On June 1, 2007, FX Luxury Realty entered into a worldwide exclusive license agreement with Elvis Presley Enterprises, Inc., granting FX Luxury Realty the right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating, and promoting Elvis Presley-themed real estate and attraction based properties, including Elvis Presley-themed hotels, casinos, theme parks, lounges and clubs (subject to certain restrictions). The license also grants FX Luxury Realty the non-exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed restaurants.

Muhammad Ali License Agreement

Also on June 1, 2007, FX Luxury Realty entered into a worldwide exclusive license agreement with Muhammad Ali Enterprises LLC, granting FX Luxury Realty the right to use Muhammad Ali-related intellectual property in connection with designing, constructing, operating, and promoting Muhammad Ali-themed real estate and attraction based properties, including Muhammad Ali-themed hotels and retreat centers (subject to certain restrictions). Under the terms of the license agreement, FX Luxury Realty has the right to manufacture and sell merchandise relating to each Muhammad Ali property at the applicable property, but Muhammad Ali Enterprises will have final approval over all types and categories of merchandise that may be sold by FX Luxury Realty.

Basis of Presentation of Unaudited Pro Forma Condensed Combined Financial Information

Our Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2007 reflects the consummation of FX Luxury Realty’s acquisition of the 50% of Metroflag that it did not already own on July 6, 2007 as if it had occurred on June 30, 2007.

Our Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2006 and the six months ended June 30, 2007 are presented as if we had completed on January 1, 2006 (i) the acquisition of our initial 50% interest in Metroflag; (ii) our acquisition of the remaining 50% interest in Metroflag and the related financing transactions; and (iii) the license agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises.

Metroflag is the predecessor company to FX Luxury Realty. Therefore, the operations of Metroflag are reflected in the pro forma adjustments for the year ended December 31, 2006 and the six months ended June 30, 2007.

Our Unaudited Pro Forma Condensed Combined Financial Statements are based upon available information and upon certain estimates and assumptions as described in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. These estimates and assumptions are preliminary and have been made solely for purposes of developing these Unaudited Pro Forma Condensed Combined Financial Statements. The allocation of the purchase price of Metroflag is preliminary and may be adjusted for changes in the valuations of the fair value of the assets acquired and liabilities assumed.

Our Unaudited Pro Forma Condensed Combined Financial Statements are based upon, and should be read in conjunction with, our historical financial statements and the related notes to such financial statements and the historical financial statements of Metroflag, the predecessor to FX Luxury Realty.

Our Unaudited Pro Forma Condensed Combined Financial Statements do not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified. Metroflag derived revenue primarily from commercial leasing activities on the properties comprising the Park Central Property. Due to the fact that our business plan going forward involves a phased redevelopment of the Park Central Property, we will cease engaging in these commercial leasing activities as our development projects are implemented. As such, our Unaudited Pro Forma Condensed Combined Financial Statements are not representative of our planned business going forward or indicative of our future operating and financial results. These financial statements should not be relied upon by you to evaluate our business and financial condition going forward.

FX Luxury Realty, LLC

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2007
(amounts in thousands)

			Metroflag
			Acquisition, Related
		Metroflag	Financing and
	FX Luxury Realty, LLC	(Predecessor)	Other Adjustments	Pro Forma
		(Note 1B)	(Note 1A&B)

ASSETS
Current assets:
Cash and cash equivalents	$100,383	$1,945	$(172,500)	$2,328
			105,000
			(21,300)
			(3,700)
			(7,500)
Restricted cash	1,000	61,473	21,300	83,773
Marketable securities	30,410	—		30,410
Receivables, net of allowance for doubtful accounts	—	470		470
Deferred rent receivable	—	109		109
Other current assets	22,805	275	(7,500)	15,580

Total current assets	154,598	64,272	(86,200)	132,670
Property and equipment — net	—	273,226	180,000	572,441

			119,215
Deferred financing costs — net	—	9,658	3,700	13,358
Investment in Metroflag	85,545	—	(85,545)	—
Other intangible assets — net	—	1,296		1,296

TOTAL ASSETS	$240,143	$348,452	$131,170	$719,765

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and other liabilities	$1,271	$9,096	$	$10,367
Accrued license fees	1,429	—		1,429
Notes payable	23,000	—		23,000
Due to related party	8,809	1,072	(7,500)	2,381
Loans from members	—	24,607	(24,607)	—
Acquired lease intangible liabilities — net	—	49		49
Deferred revenue	—	767		767

Total current liabilities	34,509	35,591	(32,107)	37,993
Long-term liabilities:				—
Long-term debt	—	370,000	105,000	475,000
Other long-term liabilities	—	1,138		1,138

Total liabilities	34,509	406,729	72,893	514,131
Minority interest	6,919	—		6,919
Contingent redeemable members’ equity	180	—		180
Members’ interest	198,677	(58,277)	58,277	198,677
Accumulated other comprehensive loss	(142)	—		(142)

Total Members’ Equity	198,535	(58,277)		198,535

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$240,143	$348,452	$131,170	$719,765

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

FX Luxury Realty, LLC

Unaudited Pro Forma Condensed Combined Statement of Operations
For The Year Ended December 31, 2006
(amounts in thousands)

		Metroflag
	Metroflag	Acquisition, Related		Pro Forma
	(Predecessor)	Financing and		Condensed Combined
	January 1-December 31	Other Adjustments		January 1-December 31
		(Note 1)

Revenue	$5,581	$		$5,581
Operating expenses:
License fees	—	10,000	E	10,000
Selling, general and administrative expenses	1,290			1,290
Depreciation and amortization	358			358

Total operating expenses	1,648	10,000		11,648
Operating income (loss)	3,933	(10,000)		(6,067)
Interest expense, net	(21,934)	(15,645	) D	(37,579)

Loss before incidental operations	(18,100)	(25,645)		(43,646)
Loss from incidental operations	(22,059)	—		(22,059)

Net loss	$(40,060)	$(25,645)		$(65,705)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

FX Luxury Realty, LLC

Unaudited Pro Forma Condensed Combined Statement of Operations
For The Six Months Ended June 30, 2007
(amounts in thousands)

			Metroflag
		FX Luxury Realty, LLC	Acquisition, Related		Pro Forma
	Metroflag (Predecessor)	May 11-June 30,	Financing and		Condensed Combined
	January 1-May 10, 2007	2007	Other Adjustments		January 1 — June 30, 2007
			(Note 1)

Revenue	$2,079	$—	$847 C		$2,926
Operating expenses:
License fees	—	1,429	3,571 E		5,000
Selling, general and administrative expenses	839	128	188 C		1,155
Corporate expenses	—	281			281
Depreciation and amortization	128	—	48 C		176

Total operating expenses	967	1,838	3,807		6,612
Operating income (loss)	1,112	(1,838)	(2,960)		(3,686)
Interest (expense), net	(14,444)	(189)	(7,823	) D	(29,302)
			(6,826	) C
Other income (expense)	—	(377)			(377)

Loss before equity in (loss) of unconsolidated affiliates, minority interest and early retirement of debt	(13,332)	(2,026)	(17,609)		(33,365)
Equity in earnings (loss) of unconsolidated affiliates	—	(4,455)	4,455 C		—
Minority interest	—	244			244
Loss from early retirement of debt	(3,507)	—			(3,507)

Loss before incidental operations	(16,839)	(6,237)	(13,154)		(36,230)
Loss from incidental operations	(7,790)	—	(2,694	) C	(10,484)

Net loss	$(24,629)	$(6,237)	$(15,848)		$(46,714)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(amounts in thousands)

1.	Pro Forma Adjustments

These adjustments are necessary to present our pro forma results of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 to reflect FX Luxury Realty’s purchase of the additional 50% interest in Metroflag that it did not already own on July 6, 2007, the related financing, entry into the license agreements and other adjustments:

A.	To record FX Luxury Realty’s purchase of the 50% interest in Metroflag that it did not already own for $180 million, $172.5 million of which was paid in cash at closing and $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag Luxury Properties) and recorded by FX Luxury Realty as a component of other current assets as of June 30, 2007. The cash payment at closing was funded by $92.5 million of cash on hand and $105 million of additional borrowings which was reduced by $21.3 million deposited into a restricted cash account to fund future pre-development spending and interest on the debt and $3.7 million in debt issuance costs. The $7.5 million loan from Flag Luxury Properties was repaid on July 9, 2007.

To reflect the contribution to capital of the Metroflag loans from members of $24.6 million at June 30, 2007 in connection with FX Luxury Realty’s purchase of the 50% interest in Metroflag that it did not already own. Proceeds from these loans had funded working capital requirements.

Upon the purchase of the additional 50% interest in Metroflag on July 6, 2007, FX Luxury Realty will consolidate Metroflag. A preliminary purchase price allocation has been made by management allocating the entire purchase price to land, a component of property and equipment, net on the accompanying unaudited pro forma condensed consolidated balance sheet. We have engaged an independent appraisal firm to perform a valuation of the assets acquired and liabilities assumed. Accordingly, the purchase price allocation is preliminary and may be adjusted for changes in estimates of the fair value of the assets acquired and liabilities assumed. At this time management believes that no amounts will be allocated to amortizable intangible assets and anticipates that any excess purchase price identified will be allocated to goodwill. FX Luxury Realty cannot estimate the amounts that may change when the valuation is finalized and if changes are made, the amount of such changes.

B.	To adjust for the acquisition of the 50% interest in Metroflag that FX Luxury Realty did not already own and the resulting change in accounting for FX Luxury Realty’s existing 50% interest from an investment accounted for under the equity method to a consolidated presentation, the equity investment in Metroflag of $85.5 million is eliminated and the pro forma balance sheet includes a Metroflag as a consolidated entity.

C.	To convert FX Luxury Realty’s interest in Metroflag from an investment accounted for under the equity method to a consolidated entity due to its acquisition of the 50% of Metroflag it did not already own. This entry eliminates our 50% equity interest in affiliate recorded for the period from May 11, 2007 to June 30, 2007 of $4.5 million, so as to present the results of Metroflag as a consolidated subsidiary for the period from May 11, 2007 to June 30, 2007.

D.	To reflect incremental pro forma interest expense of $15.6 million and $7.8 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively, on the $105 million of additional borrowings incurred to partially fund the purchase of the remaining 50% interest in Metroflag at an interest rate of 14.9%.

E.	To reflect FX Luxury Realty’s commitments under the license agreements signed with CKX’s subsidiaries, Elvis Presley Enterprises and Muhammad Ali Enterprises. The aggregate guaranteed annual minimum royalty payments under the license agreements for 2007 are $10.0 million.

	Year Ended	Six Months Ended
	December 31, 2006	June 30, 2007

Guaranteed minimum royalty payment	$10,000	$5,000
Historical royalty expense recorded	—	(1,429)

Incremental pro forma expense	$10,000	$3,571

FX Luxury Realty and Metroflag have historically operated as partnerships and therefore have not been subject to income taxes. As a result of the reorganization transactions described elsewhere herein, we will become subject to corporate income taxes. No adjustments have been reflected for income taxes in the accompanying pro forma condensed combined statements of operations as we have incurred substantial losses during the periods presented in the pro forma financial statements and have substantial doubts about our ability to utilize any future tax benefits arising therefrom.

We expect to incur incremental corporate expenses over our historical expense levels as we pursue redevelopment of the Park Central Property and pursues similar real estate and attraction based projects throughout the world. We have yet to commit to any significant incremental expenses; the degree and timing of committing to and incurring such expenses is dependent on our executing our business plans; therefore, no pro forma adjustment can be estimated at this time.

SELECTED HISTORICAL FINANCIAL INFORMATION

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. Our assets and operations are currently held by and conducted through FX Luxury Realty, LLC, a Delaware limited liability company, and its subsidiaries. Just prior to when the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission, all of the members of FX Luxury Realty will contribute their common membership interests in FX Luxury Realty to us in exchange for shares of our common stock. As a result of these contributions, we will own all of the common membership interests in FX Luxury Realty and our business will consist of the business currently conducted by FX Luxury Realty.

Prior to May 11, 2007, the date upon which Flag Luxury Properties contributed its interests in the Metroflag entities which directly owned 50% of the Park Central Property to FX Luxury Realty, FX Luxury Realty was a company with no operations. The following historical data is derived from the financial statements of FX Luxury Realty and Metroflag (as predecessor) appearing elsewhere in this prospectus and should be read in conjunction with FX Luxury Realty’s Consolidated Financial Statements and Notes thereto and Metroflag’s Consolidated Financial Statements and Notes thereto, included elsewhere in this prospectus, as well as the information appearing in “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our selected historical financial data for each of the five years ended December 31, 2006 and as of December 31, 2002, 2003, 2004, 2005 and 2006 is represented by Metroflag (as predecessor) which have been derived from Metroflag’s audited Combined Financial Statements and Notes thereto, as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus and should be read in conjunction therewith. Metroflag’s selected historical financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003 have been derived from the unaudited Combined Financial Statements and Notes thereto as of December 31, 2002 and 2003 and for each of the two years in the period December 31, 2003, which are not included within this prospectus.

Our selected historical financial data for the period from May 11, 2007 to June 30, 2007 includes the results of Metroflag for the period following the contribution of a 50% interest in the business to us on May 11, 2007. Our selected statement of operations data for the period from January 1, 2007 to May 10, 2007 and the six months ended June 30, 2006 reflects the results of Metroflag for the entire period (as predecessor).

In the opinion of management, the unaudited financial statements of Metroflag have been prepared on the same basis as the audited combined financial statements and contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations for these periods and financial position at those dates. This prospectus includes historical financial statements and pro forma financial information of our predecessor, Metroflag, based on its historical businesses and operations. Metroflag derived revenue primarily from commercial leasing activities on the properties comprising the Park Central Property. Due to the fact that our business plan going forward involves a phased redevelopment of the Park Central Property, we will cease engaging in these commercial leasing activities as our development projects are implemented. As such, the historical financial statements included in this prospectus are not representative of our planned business going forward or indicative of our future operating and financial results. These financial statements should not be relied upon by you to evaluate our business and financial condition going forward.

	FX Luxury Realty, LLC
	Metroflag (Predecessor)							FX Luxury
						Six Months		Realty, LLC
						Ended	January 1,-	May 11 –
	Year Ended December 31,					June 30,	May 10,	June 30,
	2002	2003	2004	2005	2006	2006	2007	2007(a)
	(unaudited)	(unaudited)				(unaudited)
(amounts in thousands)
Statement of Operations Data:
Revenue	$3,202	$6,505	$10,703	$4,888	$5,581	$2,676	$2,079	$—
Operating expenses (excluding depreciation and amortization)	4,850	5,402	7,968	861	1,290	885	839	1,838
Depreciation and amortization	1,104	782	1,534	379	358	179	128	—
Operating income (loss)	(2,752)	321	1,201	3,648	3,933	1,612	1,112	(1,838)
Interest income (expense), net	(941)	(1,344)	(4,247)	(13,090)	(21,934)	(9,748)	(14,444)	189
Other income (expense)	—	—	—	—	—	—	—	(377)
Loss before equity in earnings of affiliates, minority interest and early retirement of debt	(3,693)	(1,023)	(3,046)	(9,442)	(18,001)	(8,136)	(13,332)	(2,026)
Equity in earnings of affiliate	—	—	—	—	—	—	—	(4,455)
Minority interest	—	—	—	—	—	—	—	244
Loss from unrecovered cost on property purchased and early retirement of debt	—	—	(5,000)	(2,967)	—	—	(3,507)	—
Loss before incidental operations	(3,693)	(1,023)	(8,046)	(12,409)	(18,001)	(8,136)	(16,839)	(6,237)
Loss from incidental operations(b)	—	—	—	(11,836)	(22,059)	(8,671)	(7,790)	—

Net loss	$(3,693)	$(1,023)	$(8,046)	$(24,245)	$(40,060)	$(16,807)	$(24,629)	$(6,237)

(a)	For this period, FX Luxury Realty accounted for its interest in Metroflag under the equity method of accounting because it did not have control with its then 50% ownership interest. Effective July 6, 2007, with its purchase of the 50% of Metroflag that it did not already own, FX Luxury Realty will consolidate the results of Metroflag.

(b)	In 2005, Metroflag adopted a formal redevelopment plan covering certain of the properties which resulted in the operations relating to these properties being reclassified as incidental operations in accordance with Statement of Financial Accounting Standards No. 67, Accounting for the Costs and Initial Operations of Real Estate Projects.

FX Luxury Realty, LLC

	Metroflag (Predecessor)					FX Luxury Realty, LLC
	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)
(amounts in thousands)

Balance Sheet Data:
Cash and cash equivalents	$1,043	$1,885	$1,741	$3,457	$1,643	$100,383
Other current assets	256	982	1,178	4,255	12,889	54,215
Investment in Metroflag	—	—	—	—	—	85,545
Property, plant and equipment, net	52,454	65,725	89,739	202,639	280,574	—
Total assets	53,857	69,463	103,599	221,084	296,607	240,143
Current liabilities (excluding current portion of debt)	250	670	1,671	2,613	4,787	2,700
Debt	51,875	63,737	84,270	200,705	313,635	31,809
Total liabilities	52,332	65,948	87,201	205,665	321,346	34,509
Minority interest	—	—	—	—	—	6,919
Members’ equity	1,525	3,515	16,398	15,419	(24,739)	198,535

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FX Real Estate and Entertainment Inc. was recently organized as a Delaware corporation in preparation for the distribution. Our assets and operations are currently held by and conducted through FX Luxury Realty, LLC, a Delaware limited liability company, and its subsidiaries. Just prior to when the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission, all of the members of FX Luxury Realty will contribute their common membership interests in FX Luxury Realty to us in exchange for shares of our common stock. As a result of these contributions, we will own all of the common membership interests in FX Luxury Realty and our business will consist of the business currently conducted by FX Luxury Realty.

FX Luxury Realty was formed on April 13, 2007. On May 11, 2007, Flag Luxury Properties, a privately owned real estate development company, contributed to FX Luxury Realty its 50% ownership interest in the Metroflag entities in exchange for all of the membership interests of FX Luxury Realty. On May 31, 2007, FX Luxury Realty entered into an agreement to acquire the remaining 50% ownership interest in the Metroflag entities from an unaffiliated third party for total consideration of $180 million in cash. This transaction was consummated on July 6, 2007. On June 1, 2007, FX Luxury Realty acquired 100% of the outstanding membership interests of RH1, LLC and Flag Luxury Riv, LLC, which together own certain equity interests in Riviera Holdings Corporation, a publicly traded company which owns and operates the Riviera Hotel and Casino in Las Vegas, Nevada, and the Blackhawk Casino in Blackhawk, Colorado. On June 1, 2007, CKX contributed $100 million in cash to FX Luxury Realty in exchange for a 50% common membership interest therein. As a result of CKX’s contribution, each of CKX and Flag Luxury Properties owned 50% of the common membership interests in FX Luxury Realty, while Flag Luxury Properties retained a $45 million preferred priority distribution in FX Luxury Realty.

The following management’s discussion and analysis of financial condition and results of operations is based on the historical financial condition and results of operations of Metroflag, as predecessor, rather than those of FX Luxury Realty, for the period prior to May 11, 2007.

The historical financial statements of Metroflag and related management’s discussion and analysis of financial condition and results of operations reflect ownership of 100% of the Park Central Property. Therefore, these financial statements are not directly comparable to FX Luxury Realty’s financial statements for the period from May 11 to June 30, 2007 which account for FX Luxury Realty’s 50% ownership of the Park Central Property under the equity method of accounting. As a result of the acquisition of the remaining 50% interest in the Park Central Property on July 6, 2007, we have made changes to the historical capital and financial structure of our company, which are noted below under “Liquidity and Capital Resources.” We are also required to apply purchase accounting rules to the acquisition of the Park Central Property.

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the historical financial statements and notes thereto for Metroflag and the company and “Selected Historical Financial Information”, included elsewhere herein. However, management’s discussion and analysis of financial condition and results of operations and such historical financial statements and information should not be relied upon by you to evaluate our business and financial condition going forward because they are not representative of our planned business going forward or indicative of our future operating and financial results. For example, as described below and in the historical financial statements and information included elsewhere in this prospectus, our predecessors derived revenue primarily from commercial leasing activities on the properties comprising the Park Central Property. We intend to cease engaging in these commercial leasing activities as we implement our phased redevelopment of the Park Central Property.

Critical Accounting Policies

The preparation of FX Luxury Realty financial statements in accordance with accounting principles generally accepted in the U.S. required FX Luxury Realty to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The critical accounting policies employed by FX Luxury Realty in the preparation of its consolidated financial statements are those which involve marketable securities, financial instruments and investments.

Marketable Securities

Marketable securities are available for sale in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and accordingly are carried at fair value with the unrealized gain or loss reported in other comprehensive income. Unrealized losses considered to be other than temporary are recognized currently in earnings. Fair value is determined by currently available market prices.

Fair Value of Financial Instruments

Our 50% beneficial ownership interest in the option to acquire an additional 1,147,550 shares of common stock of Riviera Holdings Corporation is categorized as a derivative in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly the interest is carried at fair value with the gain or loss reported as other income (expense) and is included in other assets in the financial statements. Fair value for the option approximates the fair value of the option using an option pricing model and assuming the option is extended through the its maximum term. The option was valued at $15.3 million as of June 30, 2007. The change in fair value during the period of $0.4 million has been recorded as other expense.

Historical Operating Results

Period from May 11, 2007 to June 30, 2007

For the period from inception (May 11, 2007) to June 30, 2007, FX Luxury Realty accounted for its interest in Metroflag under the equity method of accounting because it did not have control with its then 50% ownership interest. For this period, FX Luxury Realty recorded $4.5 million equity in the loss of Metroflag. FX Luxury Realty also recorded $1.4 million in license fees, representing one month of the 2007 guaranteed annual minimum royalty payments under the license agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises.

Metroflag — Historical Operating Results

As of June 30, 2007, the Park Central Property consisted of six contiguous land parcels that comprise a collective 17.72 acres of land located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada. The property is occupied by a motel and several retail and commercial tenants with a mix of short and long-term leases. The historical business of Metroflag during these periods was to acquire the parcels and to engage in commercial leasing activities. All revenues are derived from these commercial leasing activities and include minimum rentals and percentage rentals on the retail space.

We are in the planning stages of developing a hotel, casino, entertainment, retail, commercial and residential development project on the Park Central Property.

In 2005, we adopted a formal redevelopment plan covering certain of the properties which resulted in the operations related to these properties being reclassified as incidental operations in accordance with SFAS No. 67, Accounting for the Costs and Initial Operations of Real Estate Projects.

Metroflag — Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Operating results for Metroflag for the six months ended June 30, 2007 and 2006 are as follows:

(amounts in thousands)	2007	2006	Variance
	(unaudited)

Revenue	$2,926	$2,676	$250
Operating Expenses	(1,027)	(885)	(142)
Depreciation and amortization	(176)	(179)	3

Income from operations	1,723	1,612	111
Interest expense, net	(21,270)	(9,748)	(11,522)
Loss from early retirement of debt	(3,507)	—	(3,507)
Loss from incidental operations	(10,484)	(8,671)	(1,813)

Net Loss	(33,538)	(16,807)	(16,731)

The results for the combined six month period ended June 30, 2007 combine the audited results of Metroflag for the period from January 1, 2007 through May 10, 2007 with the audited results of Metroflag for the period from May 11, 2007 through June 30, 2007. Such data is presented for analysis purposes only.

Revenue

Revenue increased $0.2 million, or 9.3%, to $2.9 million in 2007 as compared to 2006 due to additional billings of common area maintenance and other revenues.

Operating Expenses

Operating expenses, primarily maintenance, real estate taxes and general and administrative costs increased $0.1 million, or 16.1%, to $1.0 million in 2007 as compared to 2006. There was a slight decrease of $0.1 million in operating and maintenance expenses. General and administrative expenses increased by $0.2 million or 66.7% due to an increase in insurance expenses associated with additional property purchases. Real Estate taxes were unchanged at $0.2 million.

Depreciation and Amortization Expense

Depreciation and amortization expense was unchanged at $0.2 million at June 30, 2007.

Interest Income/Expense

Interest expense increased $11.5 million, or 11.8% in 2007 as compared to 2006 due to additional mortgage loans and the full year impact of incremental borrowings, and amortization of incremental deferred financing costs.

Loss from Early Retirement of Debt

The company expensed $3.5 million in costs associated with the retirement of prior debt financing in the period ended June 30, 2007.

Loss from Incidental Operations

Loss from incidental operations increased $1.8 million or 20.7% to $10.5 million in 2007 as compared to 2006 due to higher depreciation and amortization of $3.7 million, offset by lower operating costs of $0.2 million and an increase in revenues by $1.7 million.

Metroflag — Historical Operating Results for the Three Years Ended December 31, 2004, 2005 and 2006

Operating results for the Metroflag for each of the three years ended December 31, 2004, 2005 and 2006 are as follows:

(amounts in thousands)	2004	2005	2006

Revenue	$10,703	$4,888	$5,581
Operating expenses	(7,968)	(861)	(1,290)
Depreciation and amortization expense	(1,534)	(379)	(358)

Operating income	1,201	3,648	3,933
Interest expense, net	(4,247)	(13,090)	(21,934)
Loss from forfeit on deposit and early retirement of debt	(5,000)	(2,967)	—
Loss from incidental operations	—	(11,836)	(22,059)

Net loss	(8,046)	(24,245)	(40,060)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Revenue increased $0.7 million, or 14.2%, to $5.6 million in 2006 as compared to 2005 due to additional billings of common area maintenance and other revenues. The increase also was due to the full year impact of two land parcels that were purchased in 2005.

Operating Expenses

Operating expenses, primarily maintenance, real estate taxes and general and administrative costs, increased $0.4 million, or 49.8%, to $1.3 million in 2006 as compared to 2005. Operating and maintenance expenses increased $0.4 million to $0.8 million in 2006 as compared to 2005 due to the additional property purchases as the company managed several additional retail sites. General and administrative expenses was unchanged at $0.1 million in 2006 as compared to 2005. Real estate taxes increased $0.1 million to $0.4 million in 2006 due to the full year impact of properties that we purchased in 2005 and increased property assessments.

Depreciation and Amortization Expense

Depreciation and amortization expense was unchanged at $0.4 million in 2006.

Interest Income/Expense

Interest expense increased $8.8 million, or 67.2%, to $21.9 million in 2006 as compared to 2005 due to additional mortgage loans of $100.9 million to finance the additional property purchases in 2006, the full year impact of the 2005 incremental borrowings, and amortization of incremental deferred financing costs.

Loss from Incidental Operations

Loss from incidental operations increased $10.2 million, or 86.4%, to $22.0 million in 2006 as compared to 2005 due to higher depreciation and amortization of $5.9 million, higher operating costs of $1.9 million, the inclusion of an additional property parcel that contributed $3.2 million to the loss, which were partially offset by increased revenues of $0.8 million.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue decreased $5.8 million, or 54.3% to $4.9 million in 2005 as compared to 2004 due to a $11.9 million reclassification of revenues to incidental operations due to the adoption of a formal redevelopment plan, which offset increased revenues from property purchases.

Operating Expenses

Operating expenses, primarily maintenance, real estate taxes and general and administrative costs, decreased $7.1 million, or 89.2%, to $0.9 million in 2005 as compared to 2004. Operating and maintenance expenses decreased $3.3 million to $0.4 million, general and administrative expenses decreased $3.3 million to $0.1 million and real estate taxes decreased $0.4 million to $0.3 million in 2005 as compared to 2004 due primarily to the adoption in 2005 of a formal redevelopment plan covering certain of the properties which resulted in these properties being reclassified as incidental operations in accordance with SFAS 67.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $1.1 million to $0.4 million in 2005 as compared to 2004 due primarily to the adoption in 2005 of a formal redevelopment plan covering certain of the parcels which resulted in these properties being reclassified as incidental operations in accordance with SFAS 67.

Interest Income/Expense

Interest expense increased $8.7 million, or 201%, to $13.1 million in 2005 as compared to 2004 due to additional mortgage loans to finance the additional property purchases in 2005, the full year impact of the 2004 incremental borrowings, and amortization of incremental deferred financing costs.

Loss from Forfeit on Deposit and Early Retirement of Debt

In 2005, Metroflag expensed $3.0 million in costs associated with the early prepayment and retirement of mortgage loans. In 2004, Metroflag expensed $5.0 million of unrecoverable cost associated with a potential property purchase.

Liquidity and Capital Resources

Introduction — The historical financial statements and pro forma financial information of our predecessors included in this prospectus are not representative of our planned business going forward or indicative of our future operating and financial results. Our current cash on hand is not sufficient to fund our current operations including paying the license fees under our Elvis Presley and Muhammad Ali license agreements with certain subsidiaries of CKX and payments of interest and principal due on our outstanding debt. Our independent registered public accounting firm’s report in our consolidated financial statements includes an explanatory paragraph indicating substantial doubt as to our ability to continue as a going concern. Most of our assets are encumbered by our debt obligations as described below.

Riv Loan — On June 1, 2007, FX Luxury Realty entered into a $23 million loan with an affiliate of Credit Suisse. Proceeds from this loan were used for: (i) the purchase of the membership interests in RH1, LLC for $12.5 million from an affiliate of Flag Luxury Properties; (ii) payment of $8.1 million of the purchase price for the membership interests in Flag Luxury Riv, LLC; and (iii) repayment of $1.2 million to Flag Luxury Properties for funds advanced for the purchase of the 50% economic interest in the option to purchase an additional 1,147,550 shares of Riviera Holdings Corporation at a price of $23 per share. The Riv loan is personally guaranteed by Robert F.X. Sillerman. The Riv loan is due and payable on the earliest of: (i) the date on which we acquire Riviera Holdings Corporation, (ii) the date upon which we abandon our efforts to acquire Riviera Holdings Corporation or (iii) December 15, 2007. We are also required to make mandatory pre-payments under the Riv loan out of certain proceeds from equity transactions as defined in the loan documents. The Riv loan bears interest at a rate of LIBOR plus 250 basis points. The interest rate on the Riv loan at June 30, 2007 was 7.875%. Pursuant to the terms of the Riv loan, FX Luxury Realty was required to establish a segregated interest reserve account at closing. At June 30, 2007, FX Luxury Realty had $1.0 million on deposit in the interest reserve fund.

Park Central Loan — On May 11, 2007, an affiliate of Credit Suisse entered into a $370 million senior secured credit term loan facility relating to the Park Central Property, the proceeds of which were used to repay the then-existing mortgages on the Park Central Property. The borrowers were BP Parent, LLC, Metroflag BP, LLC and Metroflag Cable, LLC, subsidiaries of FX Luxury Realty. The loan was structured as a $250 million senior secured loan and a $120 million senior secured second lien loan. On July 6, 2007, simultaneously with FX Luxury Realty’s acquisition of the remaining 50% ownership interest in Metroflag, we amended the senior secured credit term loan facility, increasing the total amounts outstanding under the senior secured loan, referred to herein as the Park Central Senior Loan, and senior secured second lien loan, referred to herein as the Park Central Second Lien Loan, to $280 million and $195 million, respectively. The two loans are referred to collectively herein as the Park Central Loan. The Park Central Senior Loan is divided into a $250 million senior tranche, or Tranche A, and a $30 million junior tranche, or Tranche B. Interest is payable on the Park Central Senior Loan Tranche A and Tranche B and Park Central Second Lien Loan based on 30-day LIBOR plus 150 basis points, plus 400 basis points and plus 900 basis points, respectively. On July 6, 2007, the applicable LIBOR rate was 5.32%. The interest rates on the Park Central Senior Loan Tranche A and Tranche B and Park Central Second Lien Loan at July 6, 2007 were 7.4%, 9.9% and 14.9%, respectively. FX Luxury Realty also purchased a cap to protect the 30-day LIBOR rate at a maximum of 5.5%. Pursuant to the terms of the Park Central loan, FX Luxury Realty has funded segregated reserve accounts of $84.7 million for the payment of future interest payable on the loan and to cover expected carrying costs, operating expenses and pre-development costs for the Park Central Property which are expected to be incurred during the initial term of the loan. The loan agreement provides for all collections to be deposited in a lock box and disbursed in accordance with the loan agreement. To the extent there is excess cash flow, it is to be placed in the pre-development reserve loan account. FX Luxury Realty had approximately $84.0 million on deposit in these accounts as of July 6, 2007. The Park Central loan is repayable on July 6, 2008, provided that if we are not in default under the terms of the loan and meet certain other requirements, including depositing additional amounts into the interest reserve, carrying cost reserve and operating expense reserve accounts, we may elect to extend the maturity date for up to two additional six month periods. The Park Central loan is secured by first lien and second lien security interests in substantially all of the assets of Metroflag, including the Park Central Property. The Park Central loan is not guaranteed by FX Luxury Realty. The Park Central loan includes certain financial and other maintenance covenants on the Park Central Property including limitations on indebtedness, liens, restricted payments, loan to value ratio, asset sales and related party transactions. FX Luxury Realty and Flag Luxury Properties have issued a joint and severable guarantee to the lenders under the Park Central loan for any losses they incur solely as a result of certain limited circumstances including fraud or intentional misrepresentation by the borrowers, FX Luxury Realty and Flag Luxury Properties and gross negligence or willful misconduct by the borrowers. Flag Luxury Properties’ guarantee terminates on the date it distributes its shares of our common stock to its members and certain employees.

On June 1, 2007, FX Luxury Realty signed a promissory note with Flag Luxury Properties for $7.5 million which was to reflect a non-refundable deposit made by Flag Luxury Properties on behalf of FX Luxury Realty in May 2007 as part of the purchase of the 50% interest in Metroflag that it did not already own. The note bears interest at 12% per annum through March 31, 2008, the maturity date of the note. The loan was repaid on July 9, 2007 out of proceeds from the increase in the Park Central loan, as more fully described under “—Subsequent Events.”

Also on June 1, 2007, FX Luxury Realty signed a promissory note with Flag Luxury Properties for $1.0 million, representing amounts owed Flag Luxury Properties related to funding for the purchase of the Riv option. The note, included in notes payable on the accompanying condensed consolidated balance sheet, bears interest at 5% per annum through December 31, 2007 and 10% from January 1, 2008 through March 31, 2008, the maturity date of the note. The Company discounted the note to fair value and records interest expense accordingly.

The Park Central Loan and our other debt instruments contain covenants that regulate our incurrence of debt, disposition of property and capital expenditures. We and our subsidiaries were in compliance with all loan covenants as of June 30, 2007.

Preferred Priority Distribution — In connection with CKX’s $100 million investment in FX Luxury Realty on June 1, 2007, CKX agreed to permit Flag Luxury Properties to retain a $45 million preferred priority distribution right which amount will be payable from the proceeds of certain pre-defined capital transactions, including completion of the planned rights offering. From and after November 1, 2007, if the preferred priority distribution has not been paid, Flag Luxury Properties will become entitled to an annual return on the unpaid amount equal to the Citibank N.A. prime rate as reported from time to time in the Wall Street Journal. Robert F.X. Sillerman, our Chairman and Chief Executive Officer and Paul Kanavos, our President, each own directly and indirectly an approximate 30% interest in Flag Luxury Properties and each will receive his pro rata share of the priority distribution, when made.

Reorganization, Stockholder Distribution and Flag Luxury Properties Distribution — Just prior to when the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, all of the holders of common membership interests of FX Luxury Realty will contribute their common membership interests to us in exchange for shares of our common stock. As a result of these contributions, we will own all the common membership interests in FX Luxury Realty. Immediately following the contribution described above, Flag Luxury Properties will distribute the shares of our common stock it receives in exchange for its FX Luxury Realty common membership interests to its members and certain employees so that the members and certain employees of Flag Luxury Properties will collectively own 50% of our outstanding shares of common stock. Following consummation of the reorganization transactions and the distributions, the stockholders of CKX will hold approximately 25% of our outstanding shares of common stock, CKX will hold approximately 25% of such shares and the members and certain employees of Flag Luxury Properties will hold approximately 50% of such shares.

On June 18, 2007, CKX declared a dividend consisting of 25% of our outstanding shares of common stock and irrevocably transferred the dividend property into two trusts established for the benefit of its stockholders. The trusts were established solely to hold the dividend property which CKX had agreed to distribute to its stockholders in the future. CKX no longer has any interest in or control over the equity interests transferred to the trusts.

Rights Offering — As soon as is commercially practicable following the distribution, we intend to offer our stockholders a right to purchase additional shares of our common stock in a rights offering on the basis of one share of our common stock for each share of common stock held at the time of the offering. Both CKX, which will own 25% of our outstanding common stock immediately prior to the rights offering, and Flag Luxury Properties, on behalf of itself and its members, who will collectively own 50% of our outstanding common stock immediately prior the rights offering, have agreed to waive their rights to participate in the rights offering. As a result, the only stockholders who will participate in the rights offering will be our public stockholders (including stockholders of CKX who receive shares of our common stock in the distribution and continue to own them as of the record date for the rights offering). The rights offering will take place as soon as a registration statement registering the rights is declared effective by the Securities and Exchange Commission. The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. A registration statement relating to the subscription rights and the underlying shares of our common stock has not yet been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The offering will be made only by means of a prospectus. The foregoing summary of the anticipated rights offering shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. We intend to use a portion of the proceeds from the rights offering to pay the $45 million priority distribution to Flag Luxury Properties as described above, to repay the $23 million Riv loan described above, to repay $1.0 million owed to Flag Luxury Properties as described above, to make the first guaranteed annual payments totaling $10 million under the Elvis Presley Enterprises and Muhammad Ali Enterprises license agreements and for other general corporate purposes. It is anticipated that following the closing of the rights offering, and assuming full subscription (which we expect will be guaranteed by a backstop from a to be determined third party), we will be owned 40% by the members and certain employees of Flag Luxury Properties, 40% by public stockholders and 20% by CKX.

FX Luxury Realty Cash Flows for the period from May 11, 2007 to June 30, 2007

FX Luxury Realty’s cash flow activity from inception (May 11, 2007) through June 30, 2007 consisted primarily of investing and financing activities. Cash used in investing activities during such period was $1.0 million, representing a deposit into a restricted cash account from the proceeds of the $23.0 million Riv loan.

Cash flow provided by financing activities during such period of $101.3 million reflects the $100.0 million investment from CKX, $23.0 million of proceeds from the Riv loan and the repayment of members’ loans in the amount of $21.8 million.

Metroflag — Cash Flows for the six months ended June 30, 2007 and June 30, 2006

Operating Activities

Net cash used in operating activities was $20.2 million for the six months ended June 30, 2007 and $7.1 million for the six months ended June 30, 2006. The change reflects the increase in the net loss in 2007 as compared to 2006.

Investing Activities

Net deposits into restricted cash accounts required under various lending agreements were $49.9 million for the six months ended June 30, 2007 and $58.9 million for the six months ended June 30, 2006.

Capitalized development costs of $2.1 million for the six months ended June 30, 2006 relate to the Phase I redevelopment of the property.

Financing Activities

Net cash provided by financing activities was $70.4 million for the six months ended June 30, 2007 and $100.7 million for the six months ended June 30, 2006.

For the six months ended June 30, 2007, proceeds from refinanced mortgage loans of $370 million were used to extinguish prior debt obligations of $295 million, and to fund the redevelopment. The proceeds from members’ loans of $6.0 million were used to fund redevelopment working capital and to pay off loan extension fees. Deferred financing and leasing costs paid was $10.5 million.

For the six months ended June 30, 2006, proceeds from refinanced mortgage loans of $95.9 million were used to fund acquisitions of real estate. The proceeds from members’ loans of $4.9 million were used to fund redevelopment working capital and to purchase the Travelodge property. Members’ distributions exceeded members’ contributions by $0.1 million.

Metroflag — Historical Cash Flow

Operating Activities

Net cash used in operating activities was $12.0 million in 2006, $13.4 million in 2005 and $5.4 million in 2004.

Investing Activities

Acquisitions of real estate totaled $92.4 million in 2006, $41.1 million in 2005, and $40.1 million in 2004. Deposits on land purchase was $10.1 million in 2004. The net deposits applied to land purchases were $4.8 million in 2006 and $5.9 million in 2005.

Net deposits into restricted cash accounts required under various lending agreements were $9.8 million in 2006 and $1.8 million in 2005.

Capitalized development costs of $5.2 million in 2006 and $5.0 million in 2005 relate to the Phase I redevelopment of the property. In 2004, capitalized redevelopment costs totaled $2.5 million of which $1.4 million relates to the Phase I development of the property.

Financing Activities

Net cash provided by financing activities was $112.8 million in 2006, $57.0 million in 2005 and $57.9 million in 2004.

In 2006, proceeds from mortgage loans of $100.9 million were used to fund acquisitions of real estate. The proceeds from members’ loans of $12.1 million were used to fund redevelopment working capital and to purchase the Travelodge property. Members’ distributions exceeded members’ contributions by $0.1 million.

In 2005, mortgage loans were re-financed for a net increase in borrowings of $47.2 million. The proceeds were primarily used to fund the redevelopment. There was a net repayment of members’ loans of $2.8 million. Members’

contributions exceeded members’ distributions by $23.3 million. $5.7 million was paid in deferred financing and leasing costs. $5.0 million was paid to a member as a preferred distribution.

In 2004, there were proceeds from borrowings of $33.5 million to fund acquisitions of real estate. There was a repayment of an existing mortgage of $5.4 million. The net repayment of member loans was $8.9 million. Members’ contributions exceeded members’ distributions by $20.9 million.

Uses of Capital

At June 30, 2007, on a pro forma basis, we had $499.3 million of debt outstanding and $2.3 million in cash and cash equivalents.

Our current cash on hand is not sufficient to fund our current operations including paying the minimum annual guaranteed license fees under our Elvis Presley and Muhammad Ali license agreements with certain subsidiaries of CKX and payments of interest and principal due on our outstanding debt. Most of our assets are encumbered by our debt obligations. The $23 million Riv loan is due and payable on the earliest of (i) the date on which we acquire Riviera Holdings Corporation, (ii) the date on which we abandon our effort to acquire Riviera Holdings Corporation, or (iii) December 15, 2007. Metroflag is encumbered by the $475 million mortgage loan on the Park Central Property which is due and payable on July 6, 2008. Our ability to fund our operations and meet our debt obligations is dependant upon our ability to raise additional equity and to refinance our existing debt with longer-term obligations. We intend to pursue the rights offering described elsewhere herein as a means of potentially generating the additional cash we need to repay the $23.0 million Riv loan, pay the first year’s license payments due under our license agreements and pay the $45 million priority distribution to Flag Luxury Properties, to repay $1 million owed to Flag Luxury Properties and to make the first guaranteed annual payments, totaling $10 million under the Elvis Presley Enterprises and Muhammad Ali Enterprises license agreements and for other general corporate purposes. If we are unable to complete the rights offering or secure an alternative source of capital we will not be able to meet these obligations as they come due.

Our long-term business plan is to develop and manage hotels and attractions worldwide including the redevelopment of our Park Central Property in Las Vegas, the development of one or more hotel(s) at or near Graceland and the development of Elvis Presley and Muhammad Ali-themed hotels and attractions worldwide. In order to fund these projects we will need to raise significant funds, likely through the issuance of debt and/or equity securities. Our ability to raise such financing will be dependant upon a number of factors including future conditions in the financial markets.

Capital Expenditures

Our business plan is to develop and manage hotels and attractions worldwide including the redevelopment of our Park Central Property in Las Vegas, the development of one or more hotel(s) at or near Graceland and the development of Elvis Presley and Muhammad Ali-themed hotels and attractions worldwide. Although we expect that these projects will require very substantial expenditures over a period of several years we are still in the pre-development planning stages on such projects and therefore are currently unable to accurately estimate the potential total cost of the projects.

In connection with and as a condition to the Park Central Loan we have funded a segregated escrow account for the purpose of funding pre-development costs in connection with re-developing the property which we expect to incur over the next twelve months. The balance in the pre-development escrow account at June 30, 2007 was $20.6 million.

Dividends

We have no intention of paying any dividends on our common stock for the foreseeable future.

Debt Covenants

The FX Luxury Realty and Metroflag debt agreements contain covenants that regulate the companies’ incurrence of debt and disposition of property. The Metroflag loans also require the maintenance of restricted cash accounts. All loan covenants were in compliance as of June 30, 2007.

Commitments and Contingencies

There are various lawsuits and claims pending against us. We believe that any ultimate liability resulting from these actions or claims will not have a material adverse effect on our results of operations, financial condition or liquidity.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of June 30, 2007 (after giving pro forma effect to the refinancing transaction for the Park Central Loan):

(amounts in thousands)	2007	2008	2009	2010	2011	Thereafter		Total

Debt (including interest)(a)	$57,379	$501,296	$—	$—	$—	$—		$558,675
Licensing agreements	10,000	10,000	10,000	20,000	20,000	120,000	(b)	190,000

Total	$67,379	$511,296	$10,000	$20,000	$20,000	$120,000		$748,675

(a)	Reflects July 6, 2007 refinancing as noted under “— Subsequent Events.” $21.3 million has been deposited into a restricted cash account to cover debt service commitments.

(b)	We are required under the licensing agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises to make guaranteed minimum annual royalty payments at fixed amounts through 2016, which are reflected in the table above. After 2016, the annual amounts are increased by 5% per year. This is not reflected in the table.

Inflation

Inflation has affected the historical performances of the business primarily in terms of higher rents we receive from tenants upon lease renewals and higher operating costs for real estate taxes, salaries and other administrative expenses. Although the exact impact of future inflation is indeterminable, we believe that our future costs to develop hotels and casinos will be impacted by inflation in construction costs.

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for us beginning after January 1, 2008. We have not completed our assessment of the impact of SFAS 157 on our financial statements following adoption.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities, providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. US GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of asset and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on our earnings. It also requires entities to display the fair value of those assets and liabilities for which it has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the adoption of SFAS 159 on our financial statements.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Controls and Procedures

Prior to CKX’s acquisition of a 50% interest in FX Luxury Realty on June 1, 2007, FX Luxury Realty and Metroflag were privately owned companies. Our independent registered public accounting firm has advised us that FX Luxury Realty and Metroflag have material weaknesses in internal controls. Pursuant to the Sarbanes-Oxley Act of 2002, we will be required to maintain an effective system of internal controls including remediating material weaknesses. Since June 1, 2007, we have begun the process of evaluating and upgrading our system of internal controls. We do not expect to complete this process until sometime in early 2008.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk arising from changes in market rates and prices, including movements in interest rates and the stock price of Riviera Holdings Corporation. To mitigate these risks, we may utilize derivative financial instruments, among other strategies. We do not use derivative financial instruments for speculative purposes.

Interest Rate Risk

The $23 million of debt we had outstanding at June 30, 2007 pays interest at variable rates. Accordingly, a 1% increase in interest rates would increase our annual borrowing costs by $0.2 million.

The $475 million of debt on the Park Central Property pays interest at variable rates ranging from 7.4% to 14.9% at July 6, 2007 based on an underlying base Eurodollar rate of 5.25%. We have entered into interest rate agreements with a major financial institution which cap the maximum Eurodollar base rate payable under the loan at 5.50%. The interest rate cap agreements expire on July 7, 2008.

Foreign Exchange Risk

We presently have no operations outside the United States. As a result, we do not believe that our financial results have been or will be materially impacted by changes in foreign currency exchange rates.

Seasonality

We do not consider our business to be particularly seasonal. However, we expect that our future revenue and cash flow may be slightly reduced during the summer months due to the tendency of Las Vegas room rates to be lower at that time of the year.

Subsequent Events

On July 6, 2007, FX Luxury Realty acquired the remaining 50% of the Metroflag entities, which collectively own the Park Central Property from an unaffiliated third party. As a result of this purchase, FX Luxury Realty now owns 100% of Metroflag, and therefore will consolidate the operations of Metroflag beginning on July 6, 2007. The total consideration paid by FX Luxury Realty for the remaining 50% interest in Metroflag was $180.0 million, $172.5 million of which was paid in cash at closing and $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag Luxury Properties). The cash payment at closing was funded from $92.5 million cash on hand and $105.0 million in additional borrowings under the Park Central Loan, which amount was reduced by $21.3 million deposited into a restricted cash account to cover debt service commitments and $3.7 million in debt issuance costs. The $7.5 million loan from Flag Luxury Properties was repaid on July 9, 2007.

After this transaction, the Metroflag entities have $475 million in first and second tier term loans secured by the Park Central Property and were required as of the closing date to hold $84.0 million in restricted cash to cover debt service commitments and pre-development expenses. The terms of the loans expire on July 5, 2008 but can be extended for up to two six month periods by Metroflag provided Metroflag meets certain conditions, including the loans being in good standing at the time of each extension. Interest rates on the loans are at Eurodollar rate plus applicable margins ranging from 150 basis points on the $250 million tranche; 400 basis points on the $30 million tranche; and 900 basis points on the $195 million tranche; the effective interest rates on each tranche at July 6, 2007 were 7.4%, 9.9% and 14.9%, respectively.

FX Luxury Realty and Flag Luxury Properties have issued a joint and severable guarantee to the lenders to the solely for any losses they incur as a result of certain limited circumstances including fraud or intentional misrepresentation by the borrowers, FX Luxury Realty and Flag Luxury Properties and gross negligence or willful misconduct by the borrowers. The loans on the Park Central Property are not guaranteed by FX Luxury Realty.

The Park Central Loan imposes certain financial and other maintenance covenants on Metroflag including limitations on indebtedness, liens, restricted payments, loan to value ratio, asset sales and related party transactions.

MANAGEMENT

The following table lists the names, ages and positions of the persons who will be our directors, director nominees and officers upon completion of the distribution:

Name	Age	Position

Robert F.X. Sillerman	59	Chairman and Chief Executive Officer
Paul C. Kanavos	50	President
Thomas P. Benson	45	Chief Financial Officer, Director
Brett Torino	49	Chairman - Las Vegas Division
David M. Ledy	57	Director
Harvey Silverman	66	Director
Carl D. Harnick	72	Director Nominee

Directors

Our board of directors will initially consist of four members. The size of our board will subsequently be increased to accommodate the expected appointment of the Independent Director Nominee(s) and the Huff Director, each as more fully described below. Each director will hold office, in accordance with our Certificate of Incorporation and Bylaws, for a term of one year or until his or her successor is duly elected and qualified at an annual meeting of our stockholders. Other than as described below, there are no voting agreements or other contractual arrangements relating to the election of the members of our board.

Independent Directors

Rules 4200 and 4350 of The Nasdaq Global Market require that a majority of our board of directors qualify as “independent” no later than the first anniversary of the completion of this distribution. We intend to comply with these requirements.

The following individuals will be appointed to our board of directors as Independent Directors:

David M. Ledy will be elected a director of the Company in September 2007. Since June 30, 2004, he has served as the Chief Operating Officer of U.S. Realty Advisors, LLC, or USRA. USRA is an equity investor in corporate real estate and provides real estate advisory services to a diverse base of clients, including public companies, financial institutions as well as major private developers and investors. Prior to that, Mr. Ledy served as Executive Vice President of USRA from April 15, 1991 to June 30, 2004. Prior to joining USRA in 1991, Mr. Ledy was a partner in the New York law firm of Shea & Gould where he was a member of the real estate department and chairman of the real estate workout group. Mr. Ledy was admitted to the United States District Court for the Southern District of New York in 1975 and the Courts of the State of New York in 1975.

Harvey Silverman will be elected a director of the Company in September 2007. Mr. Silverman was a principal of Spear, Leeds & Kellogg, a private equity firm, for 39 years until its acquisition by Goldman Sachs & Co. in October of 2000. Since then, Mr. Silverman has been a private investor.

Independent Director Nominee

Carl D. Harnick currently serves as an independent director on the board of directors of CKX. Upon the closing of the 19X-CKX going private transaction, Mr. Harnick will resign from the Board of Directors of CKX and will be immediately appointed to serve as an Independent Director of our company. Upon his expected appointment to serve on the board, it is anticipated that Mr. Harnick will be appointed to serve as Chairman of our Audit Committee, a position that he currently holds with respect to the CKX board of directors. A complete biography for Mr. Harnick is set forth below.

Carl D. Harnick served as Vice President and Chief Financial Officer of Courtside Acquisition Corp from March 18, 2005 to July 2, 2007. Mr. Harnick was a partner with Ernst & Young and its predecessor for thirty years, retiring from the firm in September 1997. Since leaving Ernst & Young, Mr. Harnick has provided financial consulting services to various organizations, including Alpine Capital, a private investment firm, at various times since October 1997. He was a director of Platinum Entertainment, Inc., a recorded music company, from April 1998 through June 2000, Classic Communications, Inc., a cable television company, from January 2000 through January

2003, and Sport Supply Group, Inc., a direct mail marketer of sporting goods, from April 2003 through August 2004, and currently serves as a director and chairman of the audit committee of CKX. Mr. Harnick has been the Treasurer as well as a Trustee for Prep for Prep, a charitable organization, for more than fifteen years.

In addition to Mr. Harnick, we expect that one or more of the current independent directors for CKX will be appointed to our board of directors upon consummation of the 19X-CKX going private transaction. If the 19X-CKX going private transaction is not completed by the first anniversary of the date of the distribution or at all, we will, to the extent necessary to comply with The NASDAQ Global Market’s independence requirements, identify and appoint other individuals who qualify as “independent” to serve as directors.

The Huff Director

As a result of its substantial ownership interest in CKX, The Huff Alternative Fund, L.P. will receive, in the distribution, shares of common stock representing approximately [     %] of our outstanding shares of common stock. In addition, we are negotiating an agreement with Huff pursuant to which, when finalized, Huff would receive the right to and would agree to purchase a substantial portion of the shares of our common stock underlying rights that are not exercised by our stockholders in our anticipated rights offering. Any shares of common stock acquired by Huff as a result of providing this “backstop” to the rights offering will result in an increase in Huff’s ownership position in our company.

As part of our discussions with Huff, it is anticipated that Huff will receive the right to appoint a representative to serve as a member of our board of directors. The timing of the appointment of the Huff-designated director remains subject to the finalization of our definitive agreements with Huff.

Executive Officers

Robert F.X. Sillerman will be elected as and Chairman of the board of directors immediately following payment of the distribution. Mr. Sillerman will become Chief Executive Officer as described below under “Employment Contracts.” Until such time, Mr. Sillerman will provide the services of a Chief Executive Officer in furtherance of CKX’s obligations under the shared services agreement. Mr. Sillerman has served as the Chief Executive Officer and Chairman of CKX since February 2005. Prior to that, Mr. Sillerman was Chairman of FXM, Inc., a private investment firm, since August 2000. Mr. Sillerman is the founder and has served as managing member of FXM Asset Management LLC, the managing member of MJX Asset Management, a company principally engaged in the management of collateralized loan obligation funds, from November 2003 through the present. Prior to that, Mr. Sillerman served as the Executive Chairman, a Member of the Office of the Chairman and a director of SFX Entertainment, Inc. from its formation in December 1997 through its sale to Clear Channel Communications in August 2000.

Paul C. Kanavos was appointed President effective August 20, 2007. Mr. Kanavos is the Founder, Chairman and Chief Executive Officer of Flag Luxury Properties, LLC. Prior to founding Flag Luxury Properties, he worked for over 20 years at the head of Flag Management. Most recently he has developed Ritz-Carltons in South Beach, Coconut Grove and Jupiter as well as the St. Regis Resort Temenos Anguilla. Mr. Kanavos’ early career experience includes a position at Chase Manhattan Bank, where he negotiated, structured and closed over $1 billion in loans.

Thomas P. Benson will be appointed a Director immediately following payment of the distribution. Mr. Benson will be appointed Chief Financial Officer as described below under “Employment Contracts.” Until such time, Mr. Benson will provide the services of a Chief Financial Officer in furtherance of CKX’s obligations under the shared services agreement. Mr. Benson has served as the Executive Vice President, Chief Financial Officer and Treasurer of CKX since February 2005 and was a director of CKX from February 2005 through May 2006. Mr. Benson also serves as Executive Vice President and Chief Financial Officer of MJX Asset Management, and serves on the management advisory committee of FXM Asset Management. Mr. Benson has been with MJX since November 2003. Mr. Benson was Chief Financial Officer at FXM, Inc. from August 2000 until February 2005. Mr. Benson served as a Senior Vice President and Chief Financial Officer of SFX Entertainment from March 1999 to August 2000, and as the Vice President, Chief Financial Officer and a director of SFX Entertainment from December 1997.

Brett Torino is expected to be appointed Chairman of our Las Vegas Division effective          , 2007. Since          , Brett Torino has served as the Chief Executive Officer and President of Torino Companies, LLC, which was founded in 1976. Mr. Torino has led the development, construction and sale of commercial, residential and resort properties in California, Colorado. Nevada and Arizona. The Torino Companies consist of a group of wholly owned and geographically diverse affiliated companies best known for their attached housing, multi-family residential projects and commercial developments.

Committees of the Board of Directors

Prior to the date on which this prospectus is declared effective by the Securities and Exchange Commission, our board of directors will establish three committees. Rules 4200 and 4350 of The Nasdaq Global Market require that committees of the board have at least one independent member upon completion of this distribution, a majority of independent members within 90 days of completion of this distribution and all independent members within one year of completion of this distribution. We intend to comply with these requirements for each committee of the board. Until such time as the Independent Director Nominees described above (or their successors, if applicable) are elected to serve as Directors, the committees will consist of Messrs. Ledy and Silverman, each of whom qualify as independent under Rules 4200 and 4350 of The Nasdaq Global Market. Upon election of each of the Independent Director Nominees described above (or their successors, if applicable), such individuals will assume positions on the committee as shall be determined at a future date.

•	Audit Committee. The responsibilities of our audit committee will be to select our independent registered public accounting firm and to assist our board in fulfilling its responsibilities for oversight of: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent registered public accounting firm’s qualifications and independence; and (4) the performance of our internal audit function. Our board will designate one of the audit committee members as our audit committee financial expert. All members of our audit committee will be “independent” as defined by the rules of the Securities and Exchange Commission.

•	Compensation Committee. Our compensation committee’s responsibilities will include: (1) evaluating the services provided by, and compensation paid to, individuals who serve as our executive officers and our director of internal audit; (2) evaluating compensation paid to employees; and (3) the evaluation and administration of, and approval of grants under, our equity compensation plans, which may also be administered by our Board of Directors.

•	Nominating and Governance Committee. The responsibilities of our nominating and governance committee will include: (1) identification of individuals qualified to become members of our board and recommending to the board the director nominees for each annual meeting of stockholders or when vacancies occur; and (2) development and recommendation to the board of a set of governance principles.

Compensation of Directors

Though the company intends to compensate its independent directors for their services, no decisions have been made with respect to a definitive compensation package or plan. It is expected that each director will receive an annual fee, payable in cash, shares of common stock or a combination of the two, plus a fee for each meeting attended. We expect to provide a per meeting fee for serving on board committees, and intend to compensate the chairman of each committee with an annual fee, likely paid in cash, shares of common stock, or some combination of the two. We will reimburse directors for reasonable out of pocket expenses incurred in attending meetings of the board of directors or board committees on which they serve. Our management directors, will not receive any compensation for their services as directors or as members of board committees, but they will be reimbursed for their expenses. Information regarding the compensation to be paid by directors will be determined prior to the date on which the prospectus, of which this registration statement forms a part, is declared effective by the Securities and Exchange Commission.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors was at any time during the past fiscal year an officer or employee of us, was formerly an officer of us or any of our subsidiaries or had any relationship requiring disclosure by us under any paragraph of Item 404 of Regulation S-K.

During the last fiscal year, none of our executive officers served as:

•	a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) or another entity, one of whose executive officers served on our compensation committee;

•	a director of another entity, one of whose executive officers served on our compensation committee; and

•	a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of us.

For more information about possible relationships which might impact compensation decisions see “Certain Relationships” below.

Executive Compensation

Compensation Discussion and Analysis

We are newly formed, have paid no amounts to our executive officers to date and will not make any payments to them until commencement of their employment agreements, as more fully described below under “Employment Contracts.” Consequently, the consideration of our compensation programs to date has been limited. As described above we intend to form and elect a compensation committee of our board of directors prior to the effectiveness of the registration statement, of which this prospectus forms a part.

We expect to more fully develop our compensation plans going forward by using a combination of data regarding historical pay, publicly available compensation data for public companies that are engaged in our industry, in related industries, or that possess size or other characteristics which are similar to ours, and data which may be obtained by a compensation consultant for us on public and private companies. We also expect to consider other factors, including but not limited to:

•	the individual’s background, training, education and experience;

•	the individual’s role with us and the compensation paid to individuals in similar roles in the companies we consider to have characteristics similar to ours;

•	the market demand for specific expertise possessed by the individual;

•	the goals and expectations for the individual’s position and his or her success in achieving these goals; and

•	a comparison of the individual’s pay to that of other individuals within the company with similar title, role, experience and capabilities.

Compensation Committee

The compensation committee of the board of directors will have responsibility for overseeing all aspects of the compensation program for the chief executive officer and our other named executive officers who report to the chief executive officer. The compensation committee will also administer our Executive Long-Term Incentive Compensation Plan and any other stock option or similar long term incentive plan that we adopt. The initial compensation committee members will be Messrs. Ledy and Silverman.

Overview of Compensation Program

Because we are a recently formed company and our compensation committee has not yet been formed, we do not have a definitive compensation program in place. We expect that a key element of our philosophy on senior executive compensation will be to ensure that all elements of our compensation program work together to attract, motivate and retain the executive, managerial and professional talent needed to achieve our strategy, goals and objectives. Our company is, and the compensation committee will be, committed to the principles inherent in paying for performance and we expect that we will structure the compensation program to deliver rewards for exemplary performance and to withhold rewards and impose other consequences in the absence of such performance.

Components of Compensation for Named Executive Officers

The key elements of annual executive compensation are expected to be base salary, other than with respect to Mr. Sillerman, annual performance incentive awards and long-term incentive awards. In considering appropriate levels of annual and long-term incentive compensation, we will take into account the extent to which existing incentives, including each executive’s existing stock ownership in us and the existence or lack of any vesting provisions or restrictions on resale with respect thereto, provide a sufficient degree of economic incentive to continue our success.

Base Salary

The compensation committee will annually review the base salaries of the chief executive officer and other named executive officers of our company. As described further below, Mr. Sillerman will not receive any base salary under his employment agreement. The agreement by Mr. Sillerman to request no salary is based on his, and the company’s, belief that, based on his involvement in the formation of the company and his interest in maximizing stockholder value, his compensation should be tied to generating stockholder returns through growth in value of our common stock. The salaries of the named executive officers, other than Mr. Sillerman, as currently proposed and contemplated, were set to reflect the nature and responsibility of each of their respective positions and to retain a management group with a proven track record. We believe that entering into employment agreements with our most senior executives helps ensure that our core group of managers will be available to us and our stockholders on a long-term basis. The employment agreements of Messrs. Kanavos, Torino and Benson are expected to provide for a base salary that escalates annually by an amount not less than the greater of five percent or the rate of inflation. The base salary for each named executive officer may be raised in excess of this amount upon the recommendation and approval of the Compensation Committee. None of the named senior executives are guaranteed a bonus payment under the terms of his employment agreement. For a detailed description of the employment agreements see “Employment Agreements” below.

Annual Incentives

While we believe that annual incentive compensation motivates executives to achieve exemplary results, no formal annual incentive compensation plan for our named executive officers has been adopted to date. In large part, this decision reflects the view, jointly held by management and the members of the compensation committee, that during the formative phase in our development, we should approach compensation cautiously.

Executive Equity Incentive Plan

It is our intention to adopt a long term equity incentive plan for our executive officers. The employment agreements that we intend to enter into with Messrs. Sillerman, Kanavos, Benson and Torino are expected to include the issuance of          ,          ,           and           stock options, respectively. These stock options are expected to vest ratably over a five year period commencing with effectiveness of the relevant employment agreement, and are expected to have a strike price equal to twice the price paid by our stockholders in the planned rights offering. Any long term equity incentive plan, the proposed executive employment agreements and the issuance of the aforementioned options remains subject to approval of and/or adoption by the Compensation Committee of our board of directors, and any plan that is adopted will be administered by the Compensation Committee.

Equity Incentive Plan

It is our intention to adopt a long term incentive compensation plan prior to the effectiveness of the registration statement of which this prospectus forms a part. Any long term incentive plan that is adopted will be administered by our Compensation Committee.

Employment Contracts

We intend to enter into employment agreements with Messrs. Sillerman, Kanavos, Benson and Torino. The terms of these employment agreements, as currently proposed, have been approved by our independent directors as well as an independent compensation consultant retained by the independent directors to provide independent review and analysis of its compensation packages and plans until such time as the Compensation Committee of the Board of Directors is formed and the members are officially appointed. We intend to enter into these agreements in recognition of the need to provide certainty to both us and the individuals with respect to their continued and active participation in our growth. The employment agreement for each of Messrs. Sillerman, Kanavos, Benson and Torino is expected to be for a term of five years. The agreements for Messrs. Kanavos and Torino are expected to commence upon effectiveness of the prospectus of which this registration statement forms a part. The provisions governing the commencement of the employment terms for Messrs. Sillerman and Benson, as currently contemplated, are described below. The employment agreements are expected to include a non-competition agreement between the executive officer and us which will be operative during the term. Upon a “change in control,” the executive officer will be able to terminate his employment, and, upon doing so, will no longer be subject to the non-competition provisions.

Mr. Sillerman has elected not to receive an annual base salary under the terms of his employment agreement. The decision by Mr. Sillerman to request no salary was based on his, and the company’s, belief that, based on his involvement in the formation of the company and his interest in maximizing stockholder value, his compensation should be tied to generating stockholder returns through growth in value of our common stock. The employment agreements for Messrs. Kanavos and Benson are expected to provide for initial annual base salaries of $600,000 for Mr. Kanavos and $525,000 for Mr. Benson, increased annually by the greater of five percent or the rate of inflation. Mr. Torino’s initial base salary has not yet been determined.

Each of our executive officers is expected to receive an initial grant of stock options as more fully described above under “— Executive Equity Incentive Plan.”

Mr. Sillerman’s employment agreement is expected to provide that if Mr. Sillerman’s employment is terminated by us without “cause,” or if there is a “constructive termination without cause,” as such terms are defined in the employment agreements, his non-compete shall cease to be effective on the later of such termination or three years from the effective date of the agreement. Mr. Sillerman’s employment agreement will specify that he is required to commit not less than 50% of his business time to our company, with the balance of his business time to be governed by his employment agreement with CKX or 19X, as the case may be.

Mr. Sillerman is currently party to an employment agreement with CKX. Mr. Sillerman’s employment agreement with us will become effective upon the earlier of (i) the date on which the acquisition of CKX by 19X is consummated, and (ii) the date on which the merger agreement between CKX and 19X is terminated. Until such time as Mr. Sillerman’s employment agreement becomes effective , he will continue as a full-time employee of CKX and will, on behalf of CKX and in furtherance of its obligations under the shared services agreement, provide the services of a Chief Executive Officer. Upon effectiveness of his employment agreement, Mr. Sillerman’s employment agreement with CKX will be revised to allow him to provide up to 50% of his work time on matters pertaining to us. Similarly, his employment agreement with us will allow him to provide up to 50% of his work time on matters pertaining to CKX and/or 19X.

Mr. Benson is currently party to an employment agreement with CKX. Mr. Benson’s employment agreement with us will become effective upon the earliest of (i) the date on which the acquisition of CKX by 19X is consummated, (ii) the date on which CKX hires a suitable replacement to fill the role of Chief Financial Officer, the search for which would only commence upon termination of the merger agreement between CKX and 19X, and (iii) that date that is six months following termination of the merger agreement between CKX and 19X. Until such time as Mr. Benson’s employment agreement becomes effective and he resigns from his position at CKX, Mr. Benson will continue as a full-time employee of CKX and will, on behalf of CKX and in furtherance of its obligations under the shared services agreement, provide the services of a Chief Financial Officer. Upon effectiveness of his employment agreement, Mr. Benson will become a full-time employee of us, provided that his employment agreement will permit him to spend up to one-third of his work time on 19X matters.

Board Decisions and Certain Conflicts of Interest

Past and future decisions by our board regarding our future growth, operations and major corporate decisions will be subject to certain possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. We expect to submit all transactions with any related party, including CKX and Flag Luxury Properties, for approval by our independent directors.

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

On June 15, 2007, FX Real Estate and Entertainment was incorporated in Delaware in preparation for the reorganization transactions and distribution. The following table sets forth certain information regarding beneficial ownership of shares of our common stock following the distribution of shares of our common stock by:

•	each person known to us who will be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our current directors and director nominees; and

•	the directors, director nominees and executive officers named in “Management” as a group.

Information in the following table for beneficial owners of more than 5% of our shares of common stock is based upon public filings as of [          ], 2007, relating to the holders of CKX’s common stock and non-public information relating to the members of Flag Luxury Properties. Unless otherwise noted, each beneficial owner has sole voting and investing power over the shares shown as beneficially owned except to the extent authority is shared by spouses under applicable law.

The following table sets forth our common stock ownership following the distribution indicating beneficial ownership both before and after the distribution of our shares of common stock to CKX’s stockholders. For purposes of the following table, we have assumed: (1) a distribution ratio of one of our shares of common stock for every ten shares of CKX common stock; and (2) no change in the number of shares of CKX outstanding, or owned by any beneficial owner named below.

Amount and Nature of
	Beneficial Ownership	Percent of Class
Name and Address(1)	Post-Distribution(2)	Post-Distribution(3)

Beneficial Owners of More Than 5% of Our Common Stock:

Robert F.X. Sillerman(4)
CKX, Inc.		25%
Paul Kanavos(5)
Brett Torino(6)
The Huff Alternative Fund, L.P.(7)
Harvey Silverman(8)

Directors, Director
Nominees and Named
Executive Officers:

Thomas P. Benson(9)
David M. Ledy(10)
Carl D. Harnick(11)			*
All directors, director nominees and executive officers as a group ([ ] persons)

*	Less than 1%

(1)	Unless otherwise indicated, the address of each identified beneficial owner is: c/o FX Real Estate and Entertainment, Inc., 650 Madison Avenue, New York, New York 10022.

(2)	The number of shares of our common stock held by each beneficial owner assumes that each beneficial owner person receives in the distribution one share of our common stock for every ten shares of CKX common stock held by such beneficial owner as of , 2007.

(3)	The total number of shares of our common stock outstanding used to calculate the percent of class post-distribution is based on the number of shares of CKX common stock outstanding as of , 2007, divided by ten, with such resulting number of shares equal to 25% of the total outstanding shares of our common stock.

(4)	Includes: (i) [ ] shares of common stock owned of record by Mr. Sillerman which were received in the distribution; (ii) [ ] shares of common stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse, which were received in the distribution; (iii) [ ] shares of common stock owned of record by Sillerman Commercial Holdings Partnership L.P., in which Mr. Sillerman is the sole stockholder of the general partner, which were received in the distribution; and (iv) shares of common stock held by MJX Real Estate Ventures, LLC, in which Mr. Sillerman is the sole member, which shares were received in respect of ownership interests in Flag Luxury Properties.

(5)	Includes: (i) [ ] shares of common stock owned of record by Mr. Kanavos which were received in the distribution; (ii) [ ] shares of common stock owned of record by Mr. Kanavos which shares were received in respect of ownership interests in Flag Luxury Properties; and (iii) [ ] shares of common stock owned of record by Paul Kanavos and his spouse Dayssi Kanavos, which shares were received in respect of ownership interests in Flag Luxury Properties.

(6)	Includes [ ] shares of common stock owned by Mr. Torino, which shares were received in respect of his direct and indirect ownership interests in Flag Luxury Properties.

(7)	Includes [ ] shares of common stock received in the distribution and [ ] shares of common stock received in the distribution and owned of record by an affiliated limited partnership of The Huff Alternative Fund, L.P. William R. Huff possesses the sole power to vote and dispose of all the shares of our common stock held by the two Huff entities, subject to certain internal compliance procedures. The address of the Huff entities is 67 Park Place, Morristown, New Jersey 07960.

(8)	Includes [ ] received in respect of ownership interests in Flag Luxury Properties.

(9)	Includes [ ] received in the distribution.

(10)	Includes [ ] received in respect of ownership interests in Flag Luxury Properties.

(11)	Includes [ ] received in the distribution.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 300 million shares of common stock, $0.01 par value per share, and 50 million shares of undesignated preferred stock, $0.01 par value per share. The following is a summary of the rights of our common stock and preferred stock. For more detailed information, see our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable Delaware law.

Common Stock

As of [          ], 2007, there were [          ] shares of common stock outstanding, which were held of record by [          ] stockholders. Except as otherwise provided by our certificate of incorporation or Delaware law, the holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided by our certificate of incorporation or Delaware law, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. A merger, conversion, exchange or consolidation of us with or into any other person or sale or transfer of all or any part of our assets (which does not in fact result in our liquidation and distribution of assets) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration

In light of our development plans for the Park Central Property, and the regulatory requirements imposed by gaming authorities in connection with the implementation of such development plans, our certificate of incorporation prohibits anyone who is an unsuitable person or an affiliate of an unsuitable person from:

•	receiving dividends or interest with regard to our capital stock;

•	exercising voting or other rights conferred by our capital stock; and

•	receiving any remuneration in any form from us or an affiliated company for services rendered or otherwise

These prohibitions commence on the date that a gaming authority serves notice of a determination of unsuitability or the board of directors determines that a person or its affiliate is unsuitable and continue until the securities are owned or controlled by persons found suitable by a gaming authority and/or the board of directors to own them. An “unsuitable person” is any person that is determined by a gaming authority to be unsuitable to own or control any of our capital stock or to be connected or affiliated with a person engaged in gaming activities or who causes us or any affiliated company to lose or to be threatened with the loss of, or who, in the sole discretion of our board of directors, is deemed likely to jeopardize our or any of our affiliates’ application for, right to the use of, or entitlement to, any gaming license.

“Gaming authorities” include all international, foreign, federal state, local and other regulatory and licensing bodies and agencies with authority over gaming (the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise). “Affiliated companies” are those companies indirectly affiliated or under common ownership or control with us, including without limitation, subsidiaries, holding companies and intermediary companies (as those terms are defined in gaming laws of applicable gaming jurisdictions) that are registered or licensed under applicable gaming laws. Our certificate of incorporation defines “ownership” or “control” to mean ownership of record, beneficial ownership as defined in Rule 13d-3 promulgated under the Securities Exchange Act or the power to direct and manage, by agreement, contract, agency or other manner, the management or policies of a person or the disposition of our capital stock.

Redemption or Mandatory Sale of Securities Owned or Controlled by an Unsuitable Person or an Affiliate

Our certificate of incorporation provides that our capital stock that is owned or controlled by a person or an affiliate of a person that is deemed to be unsuitable by gaming authorities can be redeemed by us, out of funds legally available for that redemption, by appropriate action of our board of directors to the extent required by the gaming authorities making the determination of unsuitability or to the extent deemed necessary or advisable by us. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or if the gaming authority does not require a price to be paid, the sum deemed to be the fair value of the securities by our board of directors. If determined by our board of directors, the price of capital stock will not exceed the closing price per share of the shares on the principal national securities exchange on which the shares are then listed on the trading date on the day before the redemption notice is given. If the shares are not then listed, the redemption price will not exceed the closing sales price of the shares as quoted on any inter-dealer quotation system, or if the closing price is not then reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as we elect. In the event our board of directors determines that such a redemption would adversely affect us, we shall require such person and/or its affiliates to sell the shares of our capital stock subject to the redemption.

Our certificate of incorporation requires any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all costs, including attorneys’ fees, incurred by us and our affiliated companies as a result of the unsuitable person’s or affiliates ownership or control or failure promptly to divest itself of any of our capital stock, securities or interests therein.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable.

Certain provisions of Delaware law and our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, subject to the right of the stockholders to elect a successor at the next annual or special meeting of stockholders, which limits the ability of stockholders to fill vacancies on our board of directors.

•	Our stockholders may not call a special meeting of stockholders, which would limit their ability to call a meeting for the purpose of, among other things, voting on acquisition proposals.

•	Our by-laws may be amended by our board of directors without stockholder approval, provided that stockholders may repeal or amend any such amended by-law at a special or annual meeting of stockholders.

•	Our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written action in lieu of a meeting.

•	Our certificate of incorporation does not provide for cumulative voting in the election of directors, which could limit the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may authorize and issue, without stockholder approval, shares of preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire our company.

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our original certificate of incorporation. However, following this distribution and subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203. Such an amendment would not, however, restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of such amendment.

Our certificate of incorporation may only be amended by the affirmative vote of a majority of the outstanding shares of our common stock at an annual or special meeting of stockholders and specifically provides that our board of directors is expressly authorized to adopt, amend or repeal our by-laws. The by-laws additionally provide that they may be amended by action of the stockholders at an annual or special meeting, except for certain sections relating to indemnification of directors and officers.

Limitation of liability and indemnification

Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful dividends and stock purchases, or for any transaction from which the director derived an improper personal benefit. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Listing

We have applied to list our shares of common stock on The NASDAQ Global Market under the symbol “FXRE.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

On July 6, 2007, our indirect wholly-owned subsidiaries, Metroflag BP and Metroflag Cable as borrowers, and BP Parent, LLC, our wholly-owned subsidiary, as guarantor, closed on an increase to and amendment and restatement of their existing indebtedness in favor of Credit Suisse, Cayman Islands Branch, as administrative and collateral agent for various lenders in connection with both a first lien and second lien credit facility. The original first and second lien credit facilities, in the amounts of $250 million and $120 million, respectively, closed on May 11, 2007 as a refinance of existing debt and funding of predevelopment expenses. The amended and restated first and second lien credit facilities increased the first lien credit facility debt to $280 million, and increased the second lien credit facility debt to $195 million, for an aggregate increase of $105 million and aggregate indebtedness of $475 million. The borrowers on the two credit facilities are Metroflag BP, LLC and Metroflag Cable, LLC, with their sole parent, BP Parent, LLC, joining as a loan party for purposes of certain guaranties and representations. BP Parent, LLC, in turn, is wholly owned by FX Luxury Realty.

Each of the loans is due and payable on July 6, 2008, subject to two extension options each for an additional six (6) months upon satisfaction of certain conditions, including the loans being in good standing at the time of each extension. Full or partial repayment of the loans may also be triggered upon the occurrence of certain events including, without limitation, issuance of debt, issuance of equity securities, receipt of casualty, condemnation or dedication proceeds, commencement of insolvency proceedings, or in the event of uncured defaults.

Each loan prohibits any dividends or distributions by any of the borrowers or BP Parent, LLC to any of their parent entities, including us and FX Luxury Realty.

The first lien credit facility loan, comprised of a Tranche A component in the amount of $250 million and a Tranche B component in the amount of $30 million, bears interest at a rate per annum determined by the administrative agent at 11:00 a.m. (London time) on the date that is two business days prior to the beginning of the relevant interest period (with an initial interest period duration of one month) by making reference to the British Bankers’ Association Interest Settlement Rates for deposits in Dollars (as set forth by Bloomberg Information Service, also known as a BBA Rate), as adjusted for Eurocurrency reserve requirements of the lenders, plus (a) 150 basis points for the Tranche A loan component or (b) 400 basis points for the Tranche B component.

The second lien credit facility loan bears interest at a rate per annum of the BBA Rate, as adjusted for Eurocurrency reserve requirements of the lenders, plus 900 basis points.

In the event of a voluntary prepayment in whole or in part of the second lien credit facility, the borrowers on the two credit facilities are obligated to pay a prepayment premium of 2% of such amount being prepaid if prepayment occurs prior to the first anniversary of the effective date, and 1% of such amount being prepaid if prepayment occurs after the first anniversary of the effective date.

Both of the first and second lien facilities are guaranteed by FX Luxury Realty and Flag Luxury Properties, solely with respect to certain “bad boy” acts such as fraud, willful misconduct and gross negligence. Flag Luxury Properties’ “bad boy” guarantee will terminate on the date that it distributes its shares of our common stock to its members and certain of its employees. Both of the first and second lien facilities are secured by deeds of trust on the real properties owned by the borrowers on the two credit facilities, and by pledge and security agreements from such borrowers and BP Parent, which agreements include pledges of 100% of the membership interests in the borrowers. The loan also requires the maintenance of certain financial covenants including (i) a maximum first lien debt LTV ratio, (ii) a total debt LTV ratio, and (iii) a second lien debt LTV ratio.

We anticipate repaying the entire balance of the first and second lien credit facilities with proceeds from a construction loan.

Also see “Certain Relationships — Related Party Indebtedness” for information on additional indebtedness of our company.

CERTAIN RELATIONSHIPS

Flag Luxury Properties Contribution and Sale of Assets to FX Luxury Realty

In May 2007, Flag Luxury Properties contributed all of its direct and indirect membership interests in the following subsidiaries, which directly own the Park Central Property, to FX Luxury Realty in exchange for membership interests therein: BP Parent, LLC, a Delaware limited liability company; Metroflag BP, LLC, a Nevada limited liability company; Metroflag Cable, LLC, a Nevada limited liability company; and Metroflag Management, LLC, a Nevada limited liability company. We sometimes refer to these subsidiaries here and in the consolidated financial statements contained elsewhere in this prospectus as “Metroflag” or the “Metroflag entities.”

On June 1, 2007, Flag Leisure Group, LLC, the managing member of Flag Luxury Properties, sold to FX Luxury Realty all of the membership interests in RH1, LLC, a Nevada limited liability company which is the record and beneficial owner of 418,294 shares of common stock of Riviera Holdings Corporation and the owner of approximately 28.6% of the equity interest in Riv Acquisition Holdings, for a purchase price of approximately $12.5 million, paid in cash.

Also on June 1, 2007, Flag Luxury Properties sold to FX Luxury Realty all of the membership interests in Flag Luxury Riviera, which is the record and beneficial owner of 418,294 shares of common stock of Riviera Holdings Corporation and the owner of approximately 28.6% of the equity interest in Riv Acquisition Holdings for a purchase price of approximately $9.2 million, $8.2 million of which was paid in cash, with $1 million paid in the form of a note.

On March 23, 2007, Robert F.X. Sillerman loaned Flag Luxury Properties, which in turn loaned its subsidiary Flag Luxury Riviera, $1.15 million in connection with the acquisition by Flag Luxury Riv of a 50% beneficial ownership interest in an option to acquire 1,147,550 shares of Riviera Holdings Corporation. On June 1, 2007, FX Luxury Realty, which succeeded to the debt upon acquiring Flag Luxury Riv, repaid the loan using a portion of the proceeds from a $23 million loan from an affiliate of Credit Suisse which is described below.

On May 31, 2007, Flag Luxury Properties made a payment in the amount of $7.5 million on behalf of FX Luxury Realty in connection with the buyout of Leviev Boymelgreen of Nevada, an affiliate of Africa-Israel Investments Ltd., the former 50% owner of entities that own the Park Central Property. On June 1, 2007, FX Luxury Realty issued a promissory note to Flag Luxury Properties evidencing the amount owed. The note was repaid on July 9, 2007 from the proceeds of CKX’s investment in FX Luxury Realty and is no longer outstanding.

CKX Investment, Transfer to Distribution Trusts and Reorganization

On June 1, 2007, CKX invested $100 million in cash in exchange for 50% of the common membership interests of FX Luxury Realty.

On June 18, 2007, CKX declared a dividend consisting of 25% of our shares of common stock. Prior to declaring the dividend, CKX formed two trusts:

•	CKX FXLR Stockholder Distribution Trust I, or Distribution Trust I, formed to hold the dividend property for the benefit of certain named CKX executive officers who are stockholders of CKX pending distribution on the payment date; and

•	CKX FXLR Stockholder Distribution Trust II, or Distribution Trust II, formed to hold the FX Luxury Realty equity interests for the benefit of CKX stockholders as of the record date of the distribution pending distribution on the payment date.

Upon declaration of the dividend, CKX made the following irrevocable assignments and transfers:

•	CKX irrevocably transferred and assigned a 9.5% common membership interest in FX Luxury Realty to Distribution Trust I;

•	CKX contributed a 15.5% common membership interest in FX Luxury Realty to FX Real Estate and Entertainment in exchange for shares of FX Real Estate and Entertainment as step one in the previously disclosed plan to reorganize FX Luxury Realty into a Subchapter C corporation prior to the distribution of its equity interests to CKX stockholders; and

•	CKX irrevocably transferred and assigned the FX Real Estate and Entertainment shares to Distribution Trust II.

Following these transfers, CKX owned 25% of the outstanding common membership interests of FX Luxury Realty, Distribution Trust I owned 9.5% of the common membership interests of FX Luxury Realty, we owned 15.5% of FX Luxury Realty and Flag Luxury Properties owned the remaining outstanding 50%. We are wholly-owned by Distribution Trust II. The interests as between Distribution Trust I and us are subject to adjustment to ensure pro rata distribution of the equity securities being distributed pursuant to the dividend once the total number of outstanding shares of CKX as of the record date for the distribution is known. As a result of the distribution to the trusts, CKX no longer has any interest in or control over the equity transferred to the Distribution Trusts.

The Reorganization

Just prior to when the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, (a) each of CKX, Flag Luxury Properties and Distribution Trust I will exchange their common membership interests in FX Luxury Realty for shares of FX Real Estate and Entertainment, (b) the number of shares of our common stock held by each of the Distribution Trusts will be adjusted to the number of shares necessary to distribute on the payment date for the distribution one share of our common stock for every ten shares of CKX common stock held by CKX stockholders as of the record date, and (c) Flag Luxury Properties will distribute the shares of our common stock that it receives in exchange for the contribution described in (a) above to its members, including Robert F.X. Sillerman and Paul Kanavos, and certain employees. Upon the completion of this exchange, the reorganization transactions will be complete and we will own 100% of the outstanding common membership interests of FX Luxury Realty.

Preferred Distribution

Upon completion of the reorganization, Flag Luxury Properties will retain a $45 million priority preferred distribution right in FX Luxury Realty. This right entitles Flag Luxury Properties to receive an aggregate amount of $45 million prior to any distributions of cash by FX Luxury Realty from the proceeds of certain predefined capital transactions. From and after November 1, 2007, if the preferred priority distribution has not been paid, Flag Luxury Properties will become entitled to an annual return on the unpaid amount equal to the Citibank N.A. prime rate as reported from time to time in the Wall Street Journal. Until the preferred distribution is paid in full, we are required to use the proceeds from certain predefined capital transactions to pay the amount then owed to Flag Luxury Properties under such priority preferred distribution right. This right carries no voting or other rights, other than the right to receive the priority preferred distribution. Robert F.X. Sillerman and Paul Kanavos each own, directly and indirectly, an approximate 30% interest in Flag Luxury Properties and each will be entitled to receive his pro rata participation of the $45 million priority distribution when paid by FX Luxury Realty.

The Repurchase Agreement

In connection with CKX’s investment in FX Luxury Realty, CKX, FX Luxury Realty, Flag Luxury Properties, Robert F.X. Sillerman, Paul Kanavos and Brett Torino entered into a Repurchase Agreement dated June 1, 2007, as amended on June 18, 2007. The purpose of the repurchase agreement is to ensure the value of CKX’s investment in FX

Luxury Realty under certain limited circumstances. Specifically, if none of certain specified events designed to establish the value of the FX Luxury Realty investment at its original purchase price have occurred prior to the second anniversary of the date of the completion of the distribution, Flag Luxury Properties, Mr. Sillerman, Brett Torino and Paul Kanavos shall be required to contribute such number of our shares back to us as would result in the shares held by CKX and its stockholders being worth the aforementioned purchase price paid by CKX. If the anticipated going private transaction for CKX occurs, CKX will become subject to the contribution obligation along with Flag Luxury Properties, Messrs. Sillerman, Kanavos and Torino, each in a proportionate amount based on share ownership, with the intent that the value of our shares of common stock distributed to the CKX stockholders in the distribution retain their proportionate value of the original CKX investment in FX Luxury Realty. Upon distribution of its shares of our common stock to its members, neither Flag Luxury Properties nor its members (other than Messrs. Sillerman, Kanavos and Torino) will be subject to the obligations of the repurchase agreement.

License Agreements

Simultaneous with the CKX investment in FX Luxury Realty, FX Luxury Realty entered into a worldwide license agreement with Elvis Presley Enterprises, Inc., a subsidiary of CKX, granting FX Luxury Realty the exclusive right to utilize Elvis Presley-related intellectual property in connection with the development, ownership and operation of Elvis Presley-themed hotels, casinos and certain other real estate-based projects and attractions around the world.

FX Luxury Realty also entered into a worldwide license agreement with Muhammad Ali Enterprises, LLC, also a subsidiary of CKX, granting FX Luxury Realty the right to utilize Muhammad Ali-related intellectual property in connection with Muhammad Ali-themed hotels and certain other real estate-based projects and attractions. The terms of the License Agreements are described more fully herein under “Business — Elvis Presley and Muhammad Ali License Agreements.”

Shared Services Agreements

We will enter into a shared services agreement with each of CKX and Flag Luxury Properties, pursuant to which employees of each of these companies, including members of senior management, will provide services for us, and certain of our employees, including members of senior management, will provide services for such other companies. The services to be provided pursuant to the two agreements are expected to include management, legal, accounting and administrative. The final terms of the shared services agreements, including with respect to compensation, remain subject to execution of definitive agreements. Though the final terms have not been agreed upon, it is expected that payments under the agreements will be made on a quarterly basis and will be determined taking into account a number of factors, including but not limited to, the overall type and volume of services provided, the individuals involved, the amount of time spent by such individuals and their current compensation rate with the company with which they are employed.

Because the agreements with CKX and Flag Luxury Properties will constitute agreements with related parties, the final terms will be subject to the approval, or depending on the timing of completion, the subsequent ratification by our independent directors. In addition, the agreement with CKX will be subject to the approval of a special committee of the CKX board of directors formed to evaluate and approve related party transactions.

Stockholder Lock-Ups

Certain of our affiliates, including Robert F.X. Sillerman, Brett Torino and Paul C. Kavanos, have entered into lock-up agreements which prevent them from selling their shares of our common stock until the expiration of certain lock-up periods for periods of one to three years from the time of the reorganization transactions. Mr. Sillerman has agreed to not sell any of the shares that he receives as part of the distribution for a period of one (1) year. Messrs. Sillerman, Kanavos and Torino have agreed not to sell any of the shares they receive in connection with the distribution for Flag Luxury Properties to its members and certain of its employees for a period of three (3) years. All other members of Flag Luxury Properties, other than Messrs. Sillerman, Kanavos and Torino, representing approximately     % of the outstanding shares of our common stock, have agreed not to sell their shares for a period of one year. Once Mr. Sillerman’s one year lock up with respect to the shares of our common

stock he received as part of the distribution expires, we expect that [          ] shares of our common stock will be eligible for sale pursuant to Rule 144 and once the three year lock-up agreements for Messrs. Sillerman, Kanavos and Torino expire, we expect that [          ] shares of our common stock will be eligible for sale pursuant to Rule 144. The distribution of the shares of common stock held by CKX and Flag Luxury Properties to their respective stockholders and members are permitted under the terms of the lock-up agreements.

Related Party Indebtedness

On or about June 1, 2007, FX Luxury Realty issued a note to Flag Luxury Properties in the amount of $1 million as part of the purchase price for Flag Luxury Riv, which amount reflected expenses incurred in connection with its proposed merger with Riviera Holdings Corporation. The note is due and payable in full on March 31, 2008 with interest accruing at a rate of 5% per annum from the date of issuance through December 31, 2007 and a rate of 10% per annum thereafter. The note is pre-payable at any time without penalty. We intend to use a portion of the proceeds from the rights offering to repay this note.

FX Luxury Realty received a loan in the amount of $23 million from an affiliate of Credit Suisse pursuant to a promissory note dated June 1, 2007. The note is due and payable on the earlier of December 15, 2007, the date on which our subsidiary closes on the acquisition of the remaining outstanding shares of common stock of Riviera Holdings Corporation, the date our subsidiary elects not to pursue the acquisition of the remaining outstanding shares of common stock of Riviera Holdings Corporation or the date Credit Suisse reasonably determines our subsidiary is no longer interested in such acquisition. The note bears interest at a rate equal to the London Inter-Bank Offered Rate plus 250 basis points. Robert F.X. Sillerman has provided a personal guarantee for the $23 million loan we received from Credit Suisse. The proceeds from the loan were used to used to (i) pay the purchase price for the membership interests in RH1 and Flag Luxury Riv described above in an aggregate principal amount of approximately $20.6 million, (ii) repay approximately $1.15 million plus accrued interest to Flag Luxury Properties for amounts incurred by Flag Luxury Properties on behalf of Flag Luxury Riviera in connection with the acquisition of the option to acquire 1,147,550 Riviera Holdings Corporation shares at $23.00 per share (held by Riv Acquisition Holdings) and (iii) fund $1.0 million in interest reserves in a segregated account.

Rights Offering

As soon as is as commercially practicable following the distribution, we anticipate initiating a rights offering to our stockholders who receive shares of our common stock in the distribution and own them on the record date of the rights offering. The anticipated rights offering, if initiated and completed, will not obviate the need to obtain additional financing to execute our business plan. The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. Both CKX and Flag Luxury Properties (on behalf of itself and its members), which immediately prior to the rights offering will own 25% and 50% of our outstanding common stock, respectively, have agreed to waive their rights to participate in the rights offering at the time of the CKX investment in FX Luxury Realty. As a result, the only stockholders who may participate in the rights offering will be our stockholders who receive shares of our common stock in the distribution and own them on the record date of the rights offering. The rights offering will take place as soon as a registration statement registering the rights is declared effective by the Securities and Exchange Commission. We intend to use a portion of the proceeds from the rights offering to pay the $45 million priority distribution to Flag Luxury Properties, to repay the $23 million loan from an affiliate of Credit Suisse, to repay $1 million owed to Flag Luxury Properties, to pay the first guaranteed annual payments totaling $10 million under our Elvis Presley and Muhammad Ali license agreements with subsidiaries of CKX and for other general corporate purposes. It is anticipated that following the closing of the rights offering, and assuming full subscription (which we expect will be guaranteed by a backstop as more fully described below), we will be owned 40% by the members of Flag Luxury Properties, 40% by public stockholders and 20% by CKX.

We are negotiating an agreement with The Huff Alternative Fund, L.P. pursuant to which, when finalized, Huff or an affiliate thereof would receive the right to and would agree to purchase a substantial portion of the shares of our common stock underlying rights that are not exercised by our stockholders in our anticipated rights offering. As a result of its substantial ownership interest in CKX, The Huff Alternative Fund, L.P. will receive, in the distribution, shares of common stock representing approximately [     %] of our outstanding shares of common stock. Any

shares of common stock acquired by Huff as a result of providing a “backstop” to the rights offering could significantly increase Huff’s ownership position in our company.

We also expect to enter into an agreement with one or more third parties to provide a “backstop” for the purchase of shares underlying rights that are not exercised by our stockholders and which are not acquired by Huff as described above.

The number of shares of our common stock to be sold in the anticipated rights offering and the subscription price for these shares have not yet been determined. A registration statement relating to the subscription rights and the underlying shares of our common stock has not yet been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The offering will be made only by means of a prospectus. The foregoing summary of the anticipated rights offering shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Employee Relationships

Dayssi Kanavos, the spouse of our President, Paul Kanavos, is an employee of Flag Luxury Properties and, from time to time, will provide services for us under our shared services agreement with Flag Luxury Properties.

Board Decisions and Certain Conflicts of Interest

Past and future decisions by our board regarding our future growth, operations and major corporate decisions will be subject to certain possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. Nevertheless, our board will be responsible for making decisions on our behalf. In appropriate circumstances, we expect to submit transactions with any related party for approval or negotiation by our independent directors or a special committee thereof.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the distribution to investors who own CKX shares of record as of the close of the record date, the CKX stockholders, and who will own shares of our common stock as a result of the distribution. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to you. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. The discussion applies only to CKX stockholders who hold shares of CKX common stock and will hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of any particular circumstances, or that may apply to holders that are subject to special treatment under U.S. federal income tax laws (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, traders in securities who elect to mark their securities to market, mutual funds, real estate investment trusts, S corporations, stockholders subject to the alternative minimum tax, persons who have functional currency other than the U.S. dollar, partnerships or other pass-through entities and persons holding shares of CKX common stock or shares of our common stock through a partnership or other pass-through entity, persons who acquired shares of CKX common stock or shares of our common stock in connection with the exercise of employee stock options or otherwise as compensation, United States expatriates and stockholders who hold shares of CKX common stock or shares of our common stock as part of a hedge, straddle, constructive sale or conversion transaction). The discussion does not address any aspect of state, local or foreign tax laws or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to CKX stockholders and our stockholders.

For purposes of this summary, a “U.S. holder” is a CKX stockholder or a holder of shares of our common stock that, for U.S. federal income tax purposes, is a beneficial owner that is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (or other entity that is treated as such for tax purposes);

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

A “non-U.S. holder” is a CKX stockholder or a holder of shares of our common stock (other than a partnership) that is not a U.S. holder.

If shares of CKX common stock or shares of our common stock are held by a partnership, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that hold shares of CKX common stock or shares of our common stock and partners in such partnerships are urged to consult their own tax advisors regarding the tax consequences to them of the distribution.

The United States federal income tax consequences set forth below are for general information only and are not intended to constitute a complete description of all tax consequences relating to or resulting from the distribution. Because individual circumstances may differ, you should consult your own tax advisor regarding the applicability of the rules discussed below to you and the particular tax effects to you of the distribution, including the application of state, local and foreign tax laws.

Federal Income Tax Consequences of the Distribution to CKX Stockholders

In general.  The distribution of shares of our common stock will be treated as a taxable distribution by CKX to you in the amount of the fair market value of the shares when distributed to you. The distribution amount will be characterized as a dividend for U.S. federal income tax purposes to the extent paid from CKX’s current and accumulated earnings and profits as determined under the Code. Any portion of the distribution that exceeds CKX’s current and accumulated earnings and profits will constitute a return of capital and will first reduce your basis in CKX shares, but not below zero. To the extent such portion exceeds your basis, the excess will be treated as gain from the disposition of CKX shares and subject to tax in the same manner as set forth below under “Federal Income Taxation of Us and Our Stockholders — Dispositions of Common Stock.” Your initial tax basis in the shares of our common stock received by you in the distribution will be the distribution amount, regardless of how the amount is characterized.

The tax impact of the distribution will be affected by a number of factors which are unknown at this time, including CKX’s final taxable income for 2007, any gain CKX recognizes in the distribution, the distribution price and the amount and timing of other distributions made by CKX which relate to its 2007 taxable year. Thus, a definitive calculation of the U.S. federal income tax impact on you from the distribution will not be possible until after the close of CKX’s 2007 taxable year. CKX will notify you after year end 2007 of the tax attributes and amount of the distribution to you on IRS Form 1099-DIV.

If you are a U.S. holder.  A U.S. holder generally will be taxed at the rate applicable to capital gains on the dividend income from the distribution if the holder has owned (without any transaction diminishing risk of loss) shares of common stock of CKX with respect to which the distribution is made for at least 60 continuous days ending on the record date of the distribution, or at the ordinary income tax rate if the holder has not owned such shares for 60 continuous days ending on the record date. If you are a corporation, dividends from the distribution generally will be eligible for the dividends received deduction, subject to the limitations of the Code with respect to the corporate dividends received deduction.

If you are a non-U.S. holder.  If you are a non-U.S. holder, the dividend income to you generally will be subject to U.S. withholding tax at either a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable treaty. Because the distribution is an in-kind distribution, CKX or other applicable withholding agents will collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the shares of our common stock that you would otherwise receive, and you may bear brokerage or other costs for this withholding procedure. In order to receive a reduced treaty rate, you must provide CKX or other applicable withholding agents with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide CKX or other applicable withholding agents an IRS Form W-8ECI properly certifying such exemption. In such case, although not subject to withholding tax, you are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, the portion of your earnings and profits that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable treaty.

Tax-exempt entities.  Tax-exempt entities generally are not subject to federal income taxation except to the extent of their “unrelated business taxable income”, often referred to as UBTI, as defined in Section 512 (a) of the Code. As with CKX’s other distributions, the distribution generally should not constitute UBTI, provided that you did not finance your acquisition of shares of common stock of CKX with acquisition indebtedness within the meaning of Section 514 of the Code.

Federal Income Taxation of Us and Our Stockholders

In general.  We will be subject to all of the federal tax requirements ordinarily applicable to subchapter C corporations under the Code.

Distributions on Common Stock.  Generally, any distributions to you on our common stock will be treated under the same principles discussed above under “Federal Income Tax Consequences of the Distribution to CKX Stockholders.”

Dispositions of Shares of Common Stock

If you are a U.S. holder.  You generally will recognize gain or loss on a disposition of shares of our common stock in an amount equal to the difference between the amount realized on the disposition and your adjusted basis in the disposed shares of common stock. This gain or loss will be capital gain or loss, and will be long term capital gain or loss if your holding period in the disposed shares of common stock exceeds one year. Special rates of tax may apply to long term capital gains recognized by noncorporate U.S. holders.

If you are a non-U.S. holder.  You generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of our common stock unless:

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (“USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for shares of our common stock.

The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets. We believe we are likely a USRPHC. However, as long as shares of our common stock are regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only if you beneficially own more than 5% of the value of our common stock at any time during the five-year period ending on the date of disposition.

If you are an individual non-U.S. holder described in the first bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. If you are a

non-U.S. holder described in the second bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the second bullet may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. You should review any applicable income tax treaties that may provide for different results.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to the distribution in the circumstances discussed below. Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided that you furnish the required information to the IRS. The current backup withholding rate is 28%. The distribution is an in-kind distribution by CKX and, thus, CKX (or other applicable withholding agent) must collect any applicable backup withholding by reducing to cash for remittance to the IRS a sufficient portion of the shares of our common stock that you would otherwise receive, and you may bear brokerage or other costs for this withholding procedure.

If you are a U.S. person:  You may be subject to backup withholding when you receive distributions on, or proceeds upon the sale, exchange, redemption, retirement or other disposition of, shares of our common stock. Thus, backup withholding may apply to shares of our common stock that you receive in the distribution. In general, you can avoid this backup withholding if you have properly executed under penalties of perjury an IRS Form W-9 or substantially similar form on which you:

•	provide and certify your correct taxpayer identification number;

•	certify that you are exempt from backup withholding because (1) you are a corporation or come within another enumerated exempt category, (2) you have not been notified by the IRS that you are subject to backup withholding or (3) you have been notified by the IRS that you are no longer subject to backup withholding; and

•	certify that you are a U.S. person.

If you have not previously provided and do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS.

Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another exempt category, the distribution (and distributions and other payments paid to you during the calendar year on shares of our common stock ) and the amount of tax withheld, if any, will be reported to you and to the IRS.

If you are a non-U.S. person:  The distributions (and distributions paid to you during each calendar year on shares of our common stock) and the amount of tax withheld if any, will generally be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding, or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, the distribution (or distributions and other payments to you on shares of our common stock) may be subject to backup withholding as discussed above, unless you have properly certified your non-U.S. person status on an applicable IRS Form W-8 or substantially similar form. Similarly, information reporting and backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of shares of our common stock if you have properly certified your non-U.S. person status on an applicable IRS Form W-8 or substantially similar form.

Other Tax Consequences

You should recognize that our and our stockholders’ federal income tax treatment, as well as CKX’s and its stockholders’ federal income tax treatment, may be modified by legislative, judicial or administrative actions at any time, and these actions may be retroactive in effect. The rules dealing with federal income taxation are constantly under review by the Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing regulations and revised interpretations of established concepts occur frequently. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions either directly or indirectly affecting us or CKX, or any of our respective stockholders. Revisions in federal income tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in shares of our common stock and in CKX shares. State and local tax consequences may not be comparable to the federal income tax consequences discussed above.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the distribution, we will have [          ] shares of common stock outstanding. Of these shares of common stock, the [          ] shares of common stock being distributed hereby will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Approximately [          ] shares of common stock held by affiliates of CKX and Flag Luxury Properties and its members upon completion of the distribution will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold except pursuant to a registration under the Securities Act or an exemption from such registration, including, among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale in the public market as follows:

•	no shares will be available for immediate sale on the date of this prospectus;

•	CKX and Messrs. Sillerman, Kanavos and Torino, have the right to enter into registration rights agreements with us. To the extent we do enter into such registration rights agreements, CKX and Messrs. Sillerman, Kanavos and Torino would each be entitled to one demand registration on Form S-3 and two piggy-back registrations on equity offerings effected by us for any other stockholders of our company, subject to standard underwriter lock-ups and cut-back provisions, and other customary terms and conditions; and

•	approximately [ ] shares will be available for sale on [ ].

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate,” as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock (approximately [ ] shares immediately following the distribution); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an “affiliate” of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, limitations, manner of sale provisions or public information requirements.

Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

TRANSFER AGENT AND REGISTRAR

Upon completion of the distribution, our transfer agent and registrar for our shares of common stock will be The Bank of New York Mellon Corporation.

PLAN OF DISTRIBUTION

Shares of our common stock are being distributed to stockholders of CKX pursuant to the dividend declared by CKX. On June 18, 2007, CKX declared and transferred into two distribution trusts for the benefit of its stockholders a dividend consisting of 25% of our shares of common stock, and as of such date, has no beneficial ownership interest in such shares. We anticipate the Distribution Trusts to distribute the shares of common stock to CKX’s stockholders on [          ]. As of the date of this prospectus, CKX has [          ] shares of common stock outstanding. CKX may sell additional shares of common stock and it may have a greater number of shares outstanding on the distribution record date; but we do not expect the distribution ratio to change if this occurs.

This distribution is not being underwritten by an investment bank or otherwise. The purpose of the distribution is described in the section of this prospectus entitled “The Distribution — Background and Reasons for the Distribution.” We anticipate the aggregate fees and expenses in connection with the distribution to be approximately $[     ].

LEGAL MATTERS

Greenberg Traurig, LLP, New York, New York, will pass upon the validity of the common stock offered by this prospectus for us. A shareholder of Greenberg Traurig, LLP beneficially owns 323,761 shares of common stock of CKX and, upon completion of the distribution, will beneficially own 32,376 shares of our common stock.

EXPERTS

The consolidated financial statements of FX Luxury Realty, LLC as of June 30, 2007 and for the period from May 11, 2007 to June 30, 2007, and the combined financial statements of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC as of June 30, 2007, and for the period from January 1, 2007 through May 10, 2007 and the period from May 11, 2007 through June 30, 2007 and for the six months ended June 30, 2007 and as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which, with respect for FX Luxury Realty, LLC, contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and any amendments thereto) under the Securities Act of 1933 with respect to the shares being distributed pursuant to this prospectus. This prospectus is part of the registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the content of any agreement or other document filed as an exhibit are not necessarily complete, and you should consult a copy of those contracts or other documents filed as exhibits to the registration statement. For further information regarding us, please read the registration statement and the exhibits and schedules thereto.

You may read and copy the registration statement and its exhibits and schedules or other information on file at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the Securities and Exchange Commission. When our registration statement on Form S-1 becomes effective, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the reports, proxy statements and other information filed by us with the Securities and Exchange Commission can be copied at the Securities and Exchange Commission’s public reference room. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our Securities and Exchange Commission filings and the registration statement by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Contents

FX Luxury Realty, LLC

Consolidated Financial Statements
As of June 30, 2007 and for the period from May 11, 2007 to June 30, 2007

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC and Metroflag Management, LLC

Combined Financial Statements
As of June 30, 2007 and for the periods from January 1, 2007 through May 10, 2007, from May 11, 2007 through June 30, 2007 and the six months ended June 30, 2007 and the six months ended June 30, 2006

Report of Independent Registered Public Accounting Firm	F-17
Combined Balance Sheet at June 30, 2007	F-18
Combined Statement of Operations for the periods from January 1, 2007 through May 10, 2007, from May 11, 2007 through June 30, 2007 and the six months ended June 30, 2007 and June 30, 2006 (unaudited)	F-19
Combined Statements of Members’ Equity for the periods from January 1, 2007 through May 10, 2007, from May 11, 2007 through June 30, 2007 and the six months ended June 30, 2007	F-20
Combined Statements of Cash Flows for the periods from January 1, 2007 through May 10, 2007, from May 11, 2007 through June 30, 2007 and the six months ended June 30, 2006 (unaudited)	F-21
Notes to Combined Financial Statements	F-22

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and
Metroflag Management, LLC

Combined Financial Statements
As of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006

Report of Independent Registered Public Accounting Firm	F-34
Combined Balance Sheets as of December 31, 2005 and 2006	F-35
Combined Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-36
Combined Statements of Members’ Equity for the years ended December 31, 2004, 2005 and 2006	F-37
Combined Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-38
Notes to Combined Financial Statements	F-39

FX Luxury Realty, LLC

Report of Independent Registered Public Accounting Firm

To the Members of FX Luxury Realty, LLC:

We have audited the accompanying consolidated balance sheet of FX Luxury Realty, LLC and subsidiaries (the “Company”) as of June 30, 2007, and the related consolidated statements of operations, members’ equity and comprehensive loss, and cash flows for the period from May 11, 2007 to June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FX Luxury Realty, LLC and subsidiaries at June 30, 2007, and the consolidated results of its operations and cash flows for the period from May 11, 2007 to June 30, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that FX Luxury Realty, LLC will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company needs to secure additional capital in order to pay obligations as they become due raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plan as to this matter also is described in Note 1. These financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
New York, New York
August 23, 2007

FX Luxury Realty, LLC

Consolidated Balance Sheet
June 30, 2007
(amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$100,383
Restricted cash	1,000
Marketable securities	30,410
Other current assets	22,805

Total current assets	154,598
Investment in Metroflag (note 1)	85,545

Total assets	$240,143

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$1,271
Accrued license fees (note 6)	1,429
Note payable	23,000
Due to related parties (notes 5 and 8)	8,809

Total liabilities	34,509

Minority interest (note 1)	6,919
Contingently redeemable members’ interest (note 1)	180
Members’ equity:
Members’ interest	198,677
Accumulated other comprehensive loss	(142)

Total members’ equity	198,535

Total liabilities and members’ equity	$240,143

See accompanying notes to consolidated financial statements

FX Luxury Realty, LLC

Consolidated Statement of Operations
Period from May 11, 2007 through June 30, 2007
(amounts in thousands)

Revenue	$—
Operating expenses:
License fees (note 6)	1,429
Selling, general and administrative expenses	128
Corporate expenses (note 8)	281

Total operating expenses	1,838

Operating loss	(1,838)
Interest income	426
Interest expense	(237)
Other expense	(377)

Loss before equity in loss of an unconsolidated affiliate and minority interest	(2,026)
Equity in loss of an unconsolidated affiliate	(4,455)
Minority interest	244

Net loss	$(6,237)

See accompanying notes to consolidated financial statements

FX Luxury Realty, LLC

Consolidated Statement of Members’ Equity and Comprehensive Loss
Period from May 11, 2007 through June 30, 2007
(amounts in thousands)

Members’ equity, May 11, 2007	$—
Capital contributions	204,914
Unrealized loss on available for sale securities	(142)
Net loss	(6,237)

Members’ equity, June 30, 2007	$198,535

Net loss	$(6,237)
Unrealized loss on available for sale securities	(142)

Comprehensive loss	$(6,379)

See accompanying notes to consolidated financial statements

FX Luxury Realty, LLC

Consolidated Statement of Cash Flows
Period from May 11, 2007 through June 30, 2007
(amounts in thousands)

Cash flows from operating activities:
Net loss	$(6,237)
Adjustments to reconcile net loss to cash provided by operating activities:
Loss on derivative	377
Equity loss in loss of an unconsolidated affiliate	4,455
Minority interest	(244)
Changes in operating assets and liabilities
Other current assets	(173)
Accounts payable	65
Accrued license fees	1,429
Due to related parties	366

Net cash provided by operating activities	38

Cash flows used in investing activities:
Restricted cash	(1,000)

Net cash used in investing activities	(1,000)

Cash flows provided by financing activities:
Members’ contributions	100,000
Loan from Credit Suisse	23,000
Repayment of members’ loans	(21,842)
Contribution from minority shareholder in Riv Acquisition Holdings	187

Net cash provided by financing activities	101,345

Net increase in cash and equivalents	100,383

Cash and cash equivalents — beginning of period	—

Cash and cash equivalents — end of period	$100,383

Supplemental cash flow disclosures:
Cash paid for interest	$126
Non-cash financing and investing activities:
Contributions of assets for membership interests	$103,421

See accompanying notes to consolidated financial statements.

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements
June 30, 2007

1.	Organization and Basis of Presentation

FX Luxury Realty, LLC (“FXLR”) was formed under the laws of the state of Delaware on April 13, 2007. FXLR is engaged in the business of developing hotel, casino, entertainment, retail, commercial and residential development projects throughout the world. The company was inactive from inception through May 10, 2007. As of June 30, 2007, FXLR owned a 50% interest in 17.72 contiguous acres of land located on the corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada (the “Park Central Property”). FXLR currently leases space to tenants under agreements with varying terms and intends to evaluate and pursue a hotel, casino, entertainment development project on the property.

FXLR holds 836,588 shares of common stock (“Riv Shares”), in Riviera Holdings Corporation [AMEX:RIV], a company that owns and operates the Riviera Hotel & Casino in Las Vegas, Nevada and the Blackhawk Casino in Blackhawk, Colorado (“Riviera”), as well as a 50% beneficial ownership interest in an option to acquire an additional 1,147,550 Shares in Riviera at a price of $23 per share (the “Riv Option”). On May 16, 2007, Riv Acquisition Holdings, a 57% owned subsidiary of FXLR, made an offer to acquire the remaining outstanding shares of Riviera at a price of $34 per share. The board of directors of Riviera rejected the offer. The Riv Shares are included in marketable securities and the Riv Option is included in other assets on the accompanying consolidated balance sheet.

Ownership of FXLR

On May 11, 2007, Flag Luxury Properties, LLC (“Flag”), a real estate development company, contributed to FXLR its 50% ownership interest in BP Parent, LLC, Metroflag BP, LLC, Metroflag Cable, LLC, Metroflag Polo, LLC, CAP/TOR LLC, Metroflag HD, LLC and Metroflag Management, LLC for all of the membership interests in FXLR. These entities are collectively referred to herein as “Metroflag” or the “Metroflag entities.” The contribution of assets by Flag was accounted for at historical cost as FXLR and Flag were entities under common control.

On May 30, 2007, FXLR entered into an agreement to acquire the remaining 50% ownership interest in the Metroflag entities that it did not already own. The acquisition of the remaining 50% ownership interest was consummated on July 6, 2007. (See Note 9)

On June 1, 2007, Flag Leisure Group, LLC, a company in which Robert F.X. Sillerman and Paul C. Kanavos each beneficially own an approximate 33% interest and which is the managing member of Flag Luxury Properties, sold to FX Luxury Realty all of its membership interests in RH1, LLC, which owns an aggregate of 418,294 shares of Riviera Holdings Corporation and 28.5% of the outstanding shares of common stock of Riv Acquisition Holdings, Inc. On such date, Flag also sold to FX Luxury Realty all of its membership interests in Flag Luxury Riv, LLC, which owns an additional 418,294 shares of Riviera Holdings Corporation and 28.5% of the outstanding shares of common stock of Riv Acquisition Holdings. With the purchase of these membership interests, FX Luxury Realty acquired, through its interests in Riv Acquisitions Holdings, a 50% beneficial ownership interest in an option to acquire an additional 1,147,500 shares of Riviera Holdings Corporation at $23 per share.

On June 1, 2007, CKX, Inc. (“CKX”), a publicly traded company engaged in the ownership, development and utilization of entertainment content including the rights to the name, image and likeness of Elvis Presley and Muhammad Ali and the operations of Graceland, contributed $100 million in cash to FXLR in exchange for 50% of the common membership interests in FXLR (the “CKX Investment”). CKX also agreed to permit Flag to retain a $45 million preferred priority distribution right which amount will be payable upon certain defined capital events.

Reorganization, Stockholder Distribution and Mandatory Flag Distribution

Under the terms of the purchase agreement governing the CKX Investment, as amended on June 18, 2007, the members of FXLR agreed to contribute their interests in FXLR to a Delaware corporation, FX Real Estate and Entertainment, Inc. (“FX Real Estate and Entertainment,” which was formerly known as FX Luxury Real Estate,

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

Inc.), in exchange for shares in FX Real Estate and Entertainment in a two step reorganization process that will result in FX Real Estate and Entertainment owning 100% of the common membership interests in FXLR (the “Reorganization”). Following these contributions the business of FX Real Estate and Entertainment will consist of the business currently conducted by FXLR. In addition, CKX agreed to distribute 50% if its interests in FX Real Estate and Entertainment (representing 25% of the outstanding shares of common stock of FX Real Estate and Entertainment), to its stockholders through a registered distribution (the “CKX Distribution”). Just prior to the CKX Distribution, the second step of the Reorganization will be completed when each of the members of FXLR contribute their common membership interests in FXLR to FX Real Estate and Entertainment in exchange for shares of common stock of FX Real Estate and Entertainment. In addition, Flag has agreed to a mandatory distribution of the shares of common stock of FX Real Estate and Entertainment that it receives in the Reorganization to its members, including Messrs. Sillerman and Kanavos, and certain of its employees (the “Flag Distribution” and together with CKX Distribution, the “Distributions”). Following the Distributions, the stockholders of CKX will hold approximately 25% of the outstanding shares of common stock of FX Real Estate and Entertainment, CKX will hold approximately 25% and the members of Flag will hold approximately 50%.

On June 18, 2007, CKX declared and transferred into two trusts, for the benefit of its stockholders, a dividend consisting of 25% of the outstanding shares of common stock of FX Real Estate and Entertainment Inc. payable to CKX stockholders as of a to be determined record date. The terms of the two trusts are nearly identical and both were formed solely to hold the dividend property pending distribution to CKX stockholders on the payment date.

The Repurchase Agreement and Contingently Redeemable Members’ Interest

In connection with CKX’s investment in FXLR, CKX, FXLR, Flag and members of Flag, including Messrs. Sillerman and Kanavos, entered into a Repurchase Agreement dated June 1, 2007, as amended on June 18, 2007. The purpose of the Repurchase Agreement is to ensure the value of CKX’s investment in FXLR if certain specified events designed to establish the value of the investment by CKX have not occurred prior to June 18, 2009. If these events do not occur, the parties to the agreement shall be required to contribute such number of shares of FX Real Estate and Entertainment back to FX Real Estate and Entertainment as would result in the shares held by CKX and its stockholders being worth the purchase price paid by CKX for its investment in FXLR.

If the anticipated going private transaction for CKX occurs, CKX will become subject to the contribution obligation along with the remaining parties, each in a proportionate amount based on share ownership. Upon distribution of its shares of FX Real Estate and Entertainment common stock to its members and certain of its employees, Flag Luxury Properties will no longer be a party to or subject to the obligations of the repurchase agreement.

The interests subject to the repurchase agreement have been recorded as contingently redeemable members’ interest in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Topic D-98: Classification and Measurement of Redeemable Securities. This statement requires the issuer to estimate and record value for securities that are mandatorily redeemable and that redemption is not in the control of the issuer. The value for this instrument has been determined based upon the redemption price of par value for the expected 18 million shares of common stock of FX Real Estate and Entertainment subject to the Repurchase Agreement. At June 30, 2007, the value of the interest subject to redemption was recorded at the maximum redemption value of $180,000.

As a result of the CKX investment and the purchase of the entities that own the Riv Shares and the Riv Option on June 1, 2007, FXLR revalued its assets and liabilities in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 141: Business Combinations and recorded a step up at 50% of the difference between historical cost and fair value.

The fair value of the assets acquired and liabilities assumed reflect the estimated fair values based on a preliminary valuation performed by management. FXLR has engaged an independent appraisal firm to perform a

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

valuation of the assets acquired and liabilities assumed. Accordingly, the initial purchase price allocations are preliminary and may be adjusted for changes in estimates of the fair value of the assets acquired and liabilities assumed. The following table summarizes the preliminary amounts allocated to the acquired assets and liabilities assumed:

(In thousands)

Cash and other current assets	$8,652
Investments in Riv Shares and Riv Option	46,061
Investment in Park Central Property	88,269

Total assets acquired	142,982
Current liabilities	2,577
Debt	31,443

Total liabilities assumed	34,020
Minority interest	7,305

Net assets acquired	$101,657

At this time management believes that no amounts will be allocated to amortizable intangible assets and anticipates that any excess purchase price identified will be allocated to goodwill. FXLR cannot estimate the amounts that may change when FXLR finalizes its valuation and if changes are made, the amount of such changes.

License Agreements

On June 1, 2007, FXLR entered into a worldwide license agreement with Elvis Presley Enterprises, Inc., a 85% owned subsidiary of CKX (“EPE”), granting FXLR the exclusive right to utilize Elvis Presley-related intellectual property in connection with the development, ownership and operation of Elvis Presley-themed hotels, casinos and certain other real estate-based projects and attractions around the world. FXLR also entered into a worldwide license agreement with Muhammad Ali Enterprises LLC, a 80% owned subsidiary of CKX (“MAE”), granting FXLR the right to utilize Muhammad Ali-related intellectual property in connection with Muhammad Ali-themed hotels and certain other real estate-based projects and attractions. The terms of the license agreements are described more fully in note 6.

Rights Offering

As soon as is commercially practicable following the distribution, FX Real Estate and Entertainment will offer its stockholders a right to purchase additional shares of its common stock in a rights offering. The total number of shares of FX Real Estate and Entertainment common stock to be sold in the anticipated rights offering and the subscription price for the shares have not yet been determined. Both CKX, which will own 25% of our outstanding common stock immediately prior to the rights offering, and Flag, on behalf of itself and its members, who will collectively own 50% of FX Real Estate and Entertainment outstanding common stock immediately prior the rights offering, have agreed to waive their rights to participate in the rights offering. As a result, the only stockholders who will participate in the rights offering will be FX Real Estate and Entertainment public stockholders (including stockholders of CKX who receive shares of our common stock in the distribution and continue to own them on the record date for the rights offering). The rights offering will take place as soon as a registration statement registering the rights is declared effective by the Securities and Exchange Commission.

Basis of Presentation

The consolidated financial statements include the accounts of all subsidiaries. All intercompany accounts and transactions have been eliminated.

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

Investments in which FXLR has the ability to exercise significant influence over the operating and financial matters are accounted for using the equity method.

As of June 30, 2007, FXLR accounts for its interest in Metroflag under the equity method of accounting because it did not have control with its then 50% ownership interest. Effective July 6, 2007, with its purchase of the 50% of Metroflag that it did not already own, FXLR will consolidate the results of Metroflag.

Going Concern

The accompanying consolidated financial statements are prepared assuming that FXLR will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. FXLR’s ability to continue as a going concern is dependent on its ability to obtain additional sources of capital in the next twelve months. As discussed in notes 4 and 5, FXLR has certain short-term obligations that it plans to pay from the proceeds of a rights offering expected to occur prior to the maturity dates of these obligations. If the rights offering is delayed, FXLR will need to renegotiate the terms of their current debt obligations or find alternative financing.

As discussed in note 9, in July 2007 FXLR utilized substantially all of its cash, including $100 million cash on hand to partially fund the purchase of the 50% interest in Metroflag it did not own and to settle a related obligation.

As discussed in note 9, the Metroflag entities have $475 million in first and second tier loans secured by the Park Central Property that becomes due and payable on July 5, 2008, subject to our ability to extend the maturity date for up to two six (6) month extensions. FXLR intends to refinance this loan in connection with a plan of development for the Park Central Property. FXLR’s ability to refinance the loan and the valuation of the property could be affected by the ability to effectively execute this redevelopment plan.

The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements. Cash and cash equivalents consist of unrestricted cash in accounts maintained with major financial institutions.

Restricted Cash

Restricted cash reflects an impound account for future interest payments as required under the terms of FXLR’s $23 million note payable (see note 4).

Marketable Securities

Marketable securities at June 30, 2007 consist only of the Riv Shares owned by FXLR. These securities are available for sale in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and accordingly are carried at fair value with the unrealized gain or loss reported in other comprehensive income. Unrealized losses considered to be other than temporary are recognized currently in earnings. Fair value is determined by currently available market prices.

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

The Riv Option is classified as a derivative and included in other assets on the accompanying consolidated balance sheet. This security is categorized as a derivative in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and accordingly is carried at fair value with the gain or loss reported as other income (expense). The fair value for the Riv Option approximates the value of the option using an option pricing model and assuming the option is extended through its maximum term. The assumptions reflected in the valuation, as of June 30, 2007, were a risk free rate of 5% and a volatility factor of 48.5%. The option was valued at $15.3 million as of June 30, 2007. The change in fair value during the period of $0.4 million has been recorded as other expense in the accompanying consolidated statement of operations.

The carrying value of FXLR’s accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these instruments. The carrying value of FXLR’s variable-rate note payable is considered to be at fair value since the interest rate on such instrument re-prices monthly based on current market conditions.

Income Taxes

As a limited liability company, FXLR is not subject to income taxes; therefore, no provision for income taxes has been made in the accompanying financial statements. The members include their respective share of FXLR income or loss in the members’ income tax returns.

Risks and Uncertainties

FXLR’s principal investments are in entities that own Las Vegas, Nevada based real estate development projects which are aimed at tourists. Accordingly, FXLR is subject to the economic risks of the region, including changes in the level of tourism.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for FXLR beginning after January 1, 2008. FXLR has not completed its assessment of the impact of SFAS 157 on its financial statements following adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), providing companies with an option to report selected financial assets and liabilities at fair value. SFAS 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. US GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of asset and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of FXLR’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which FXLR has chosen to use fair value on the face of the

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. FXLR is currently evaluating the impact of the adoption of SFAS 159 on its financial statements.

3.	Summarized Financial Information of Metroflag

The following is summarized financial information for Metroflag as of June 30, 2007 and for the period from May 11, 2007 through June 30, 2007 (amounts in thousands):

Current assets	$64,242
Non-current assets	284,289
Current liabilities	35,591
Non-current liabilities, including long-term debt(1)	371,954
Revenue	847
Operating income	611
Loss from incidental operations	(2,674)
Interest expense	6,846
Net loss	(8,909)

(1)	The $371.2 million of non-current liabilities includes a $370.0 million mortgage loan on the Park Central Property, which was subsequently increased on July 6, 2007 to $475.0 million as further described in note 9.

4.	Note Payable

On June 1, 2007, FXLR obtained a $23 million loan from an affiliate of Credit Suisse (the “Riv Loan”), the proceeds of which were used to repay loans from Flag associated with funding the Riviera transactions. Mr. Sillerman has personally guaranteed the $23 million loan to FXLR. The Riv Loan matures on the earlier of: (i) December 15, 2007; (ii) the date on which FXLR closes on an acquisition of Riviera Holdings Corporation; or (iii) the date that FXLR elects not to pursue the acquisition of Riviera Holdings Corporation. FXLR is also required to make mandatory pre-payments under the Riv Loan out of certain proceeds from equity transactions as defined in the loan agreement.

The Riv Loan bears interest at a rate of LIBOR plus 250 basis points. The interest rate on the Riv Loan at June 30, 2007 was 7.875%. Pursuant to the terms of the Riv Loan, FXLR was required to deposit $1 million into a segregated interest reserve account at closing. At June 30, 2007, FXLR had $1 million on deposit in the interest reserve account. This amount has been included in restricted cash on the accompanying consolidated balance sheet.

5.	Related Party Debt

On June 1, 2007, FXLR signed a promissory note with Flag for $7.5 million which was to reimburse Flag for a non-refundable deposit made by Flag in May 2007 as part of the agreement to purchase the 50% interest in Metroflag that it did not already own. The note matures on March 31, 2008 and bears interest at the rate of 12% per annum payable at maturity. The note is included in due to related parties on the accompanying balance sheet. This note was repaid on July 9, 2007.

On June 1, 2007, FXLR signed a second promissory note with Flag for $1.0 million, representing amounts owed Flag related to funding for the Riv Option. The note bears interest at 5% per annum through December 31, 2007 and 10% from January 1, 2008 through March 31, 2008, the maturity date of the note. FXLR discounted the note to fair value and records interest expense accordingly. The note is included in due to related parties on the accompanying balance sheet.

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

6.	License Agreements with Related Parties

Elvis Presley License Agreement

Grant of Rights

Simultaneous with CKX’s investment in FXLR, EPE entered into a worldwide exclusive license agreement with FXLR granting FXLR the right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed real estate and attraction-based properties, including Elvis Presley-themed hotels, casinos, theme parks, lounges and clubs (subject to certain restrictions). The license also grants FXLR the non-exclusive right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating and promoting Elvis Presley-themed restaurants. Under the terms of the license agreement, FXLR has the right to manufacture and sell merchandise on location at each Elvis Presley property, but EPE will have final approval over all types and categories of merchandise that may be sold by FXLR. If FXLR has not opened an Elvis Presley-themed restaurant, theme park and/or lounge within 10 years, then the rights for the category not exploited by FXLR revert to EPE. The effective date of the license agreement is June 1, 2007.

Hotel at Graceland

Under the terms of the license agreement, FXLR is given the option to construct and operate one or more of the hotels to be developed as part of EPE’s plan to grow the Graceland experience in Memphis, Tennessee, which plans include building an expanded visitors center, developing new attractions and merchandising shops and building a new boutique convention hotel.

Royalty Payments and Minimum Guarantees

FXLR will pay to EPE an amount equal to 3% of gross revenues generated at any Elvis Presley property (as defined in the license agreement) and 10% of gross revenues with respect to the sale of merchandise. In addition, FXLR will pay EPE a set dollar amount per square foot of casino floor space at each Elvis Presley property where percentage royalties are not paid on gambling revenues.

FXLR will pay a guaranteed annual minimum royalty payment to EPE of $9 million in each of 2007, 2008, and 2009, $18 million in each of 2010, 2011, and 2012, $22 million in each of 2013, 2014, 2015 and 2016, and increasing by 5% for each year thereafter, in each case recoupable only against royalties payable during each applicable year. The initial payment under the license agreement will be due on the earlier of the completion of the rights offering or December 1, 2007.

Any time prior to the eighth anniversary of the opening of the first Elvis Presley themed hotel, FXLR has the right to buy out all remaining royalty payment obligations due to EPE under the license agreement by paying $450 million to EPE. FXLR would be required to buy out royalty payments due to MAE under its license agreement with MAE at the same time that it exercises its buyout right under the EPE license agreement.

Termination Rights

Unless FXLR exercises its buy-out right, either FXLR or EPE will have the right to terminate the license upon the date that is the later of (i) June 1, 2017, the date that is 10 years after the effective date of the license, or (ii) the date on which FXLR’s buyout right expires. If such right is not exercised, either FXLR or EPE will again have the right to terminate the license on each 10th anniversary of such date. In the event that FXLR exercises its termination right, then (a) the license agreement between FXLR and MAE will also terminate and (b) FXLR will pay to EPE a termination fee of $45 million. Upon any termination, the rights granted to FXLR (including the rights granted by FXLR to any project company to develop an Elvis Presley-themed real estate property) will remain in effect with respect to all Elvis Presley-related real estate properties that are open or under construction at the time of such termination, provided that royalties continue to be paid to EPE.

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

Muhammad Ali License Agreement

Grant of Rights

Simultaneous with the FXLR Investment, MAE entered into a worldwide exclusive license agreement with FXLR, granting MAE the right to use Muhammad Ali-related intellectual property in connection with designing, constructing, operating, and promoting Muhammad Ali-themed real estate and attractions based properties, including Muhammad Ali-themed hotels and retreat centers (subject to certain restrictions). Under the terms of the license agreement, FXLR has the right to manufacture and sell merchandise on location at each Muhammad Ali property, but MAE will have the final approval over all types and categories of merchandise that may be sold by FXLR. The effective date of the license agreement is June 1, 2007.

Royalty Payments and Minimum Guarantees

FXLR will pay to MAE an amount equal to 3% of gross revenues generated at any Muhammad Ali property (as defined in the license agreement) and 10% of gross revenues with respect to the sale of merchandise.

FXLR will pay a guaranteed annual minimum royalty payment to MAE of $1 million in each of 2007, 2008, and 2009, $2 million in each of 2010, 2011, and 2012, $3 million in each of 2013, 2014, 2015 and 2016 and increasing by 5% for each year thereafter. The initial payment under the license agreement will be due on the earlier of the completion of the Rights Offering or December 1, 2007.

Any time prior to the eighth anniversary of the opening of the first Elvis Presley themed hotel, FXLR has the right to buy-out all remaining royalty payment obligations due to MAE under the license agreement by paying MAE $50 million. FXLR would be required to buy-out royalty payments due to EPE under its license agreement with EPE at the same time that it exercises its buy-out right under the MAE license agreement.

Termination Rights

Unless FXLR exercise its buy-out right, either FXLR or MAE will have the right to terminate the license upon the date that is the later of (i) 10 years after the effective date of the license, or (ii) the date on which FXLR’s buy-out right expires. If such right is not exercised, either FLXR or MAE will again have the right to so terminate the license on each 10th anniversary of such date. In the event that FXLR exercises its termination right, then (x) the agreement between FXLR and EPE will also terminate and (y) FXLR will pay to MAE a termination fee of $5 million. Upon any termination, the rights granted to FXLR (including the rights granted by FXLR to any project company to develop a Muhammad Ali-themed real estate property) will remain in effect with respect to all Muhammad Ali-related real estate properties that are open or under construction at the time of such termination, provided that royalties continue to be paid to MAE.

Accounting for Minimum Guaranteed License Payments

FXLR is accounting for the 2007 minimum guaranteed license payments under the EPE and MAE License Agreements ratably over the period of the benefit. Accordingly FXLR included $1.4 million of license expense in the accompanying consolidated statement of operations.

7.	Litigation

FXLR is involved in litigation on a number of matters and is subject to certain claims which arose in the normal course of business, none of which, in the opinion of management, is expected to have a material effect on FXLR’s consolidated financial position, results of operations or liquidity.

In April 2007, FXLR, through its subsidiaries and affiliates (the “FXLR Parties”), commenced an action against the Riviera and its directors in U.S. District Court in the District of Nevada seeking, among other things, that the District Court (a) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 does not apply to the FXLR Parties or the merger proposals made by such parties with respect to the Riviera and (b) declare that a voting limitation set forth in the Riviera’s Second Restated Articles of Incorporation does not

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

apply to the FXLR Parties or to the common stock that is the subject of the Riv Option. The Riviera filed a counterclaim against the FXLR Parties in May 2007 seeking, among other things, that the District Court (a) declare that the FXLR Parties are, for purposes of the Nevada Revised Statutes, the beneficial owners of the stock that is the subject of the Riv Option; (b) declare that the three-year disqualification period set forth in the Nevada Revised Statutes 78.438 applies to such FXLR Parties; and (c) declare that a voting limitation in the Riviera’s Articles of Incorporation applies to the FXLR Parties and the common stock that is the subject of the Riv Option. On August 10, 2007, the District Court issued a summary judgment ruling from the bench. The District Court ruled that the three-year moratorium set forth in NRS 78.438 does not apply to the FXLR Parties. The District Court also ruled that the voting limitations set forth in the Riviera’s Second Restated Articles of Incorporation do not apply to the FXLR Parties. The District Court’s ruling was entered on August 22, 2007 and is subject to appeal.

With respect to the Park Central Property, there are two lawsuits presently pending from a former tenant who leased space located on Parcel 3. The Robinson Group, LLC sued our subsidiary, Metroflag Polo, LLC, which is now known as Metroflag BP, LLC, in 2004 for breach of contract, fraud and related matters based on an alleged breach of the lease agreement and subsequent settlement agreements. We counter-claimed for breach of the same lease agreement and settlement agreement. The trial is scheduled for November 13, 2007. In a related action in New York, two investors in The Robinson Group, LLC sued Metroflag BP and Paul Kanavos individually, alleging fraudulent inducement for them to invest in the Robinson Group and seeking damages. The New York court has dismissed all claims except for a claim based on a theory of negligent misrepresentation, and we are seeking appeal of the decision relating to the remaining claim. We believe these claims are without merit and intend to litigate accordingly.

A dispute is pending with an adjacent property owner, Hard Carbon, LLC, an affiliate of Marriott International Inc. Hard Carbon, the owner of the Grand Chateau parcel adjacent to the Park Central Property on Harmon Avenue was required to construct a parking garage in several phases. Metroflag BP was required to pay for the construction of up to 202 parking spaces for use by another unrelated property owner and thereafter not have any responsibility for the spaces. Hard Carbon submitted contractor bids to Metroflag BP which were not approved by Metroflag BP, pursuant to a reciprocal easement agreement encumbering the property. Instead of invoking the arbitration provisions of the reciprocal easement agreement, Hard Carbon constructed the garage without getting the required Metroflag approval. Marriott, on behalf of Hard Carbon, is seeking reimbursement of approximately $7 million. In a related matter, Hard Carbon has asserted that we are responsible for sharing the costs of certain road widening work performed by Marriott off of Harmon Avenue, which work Marriott undertook without seeking Metroflag’s approval as required under the reciprocal easement agreement. Settlement discussions between the parties on both matters have resulted in a tentative settlement agreement which would require us to make an aggregate payment of $4.3 million, which was recorded by Metroflag BP in 2007 as capitalized development costs. $4.0 million has been placed in a segregated account for this purpose and is included in restricted cash on Metroflag’s most recent balance sheet.

8.	Other Related Party Transactions

Shared Services Agreements

FX Real Estate and Entertainment is expected to enter into shared services agreements with each of CKX and Flag Luxury Properties, pursuant to which employees of each of these companies, including members of senior management, will provide services for FX Real Estate and Entertainment, and certain of FX Real Estate and Entertainment’s employees, including members of senior management, will provide services for such other companies. The services to be provided pursuant to the two agreements are expected to include management, legal, accounting and administrative. The final terms of the shared services agreements, including with respect to compensation, remain subject to execution of definitive agreements. Though the final terms have not been agreed upon, it is expected that payments under the agreements will be made on a quarterly basis and will be determined taking into account a number of factors, including but not limited to, the overall type and volume of services provided, the individuals involved, the amount of time spent by such individuals and their current compensation rate with the company with which they are employed.

FX Luxury Realty, LLC

Notes to Consolidated Financial Statements — (Continued)

Because the agreements with CKX and Flag will constitute agreements with related parties, the final terms will be subject to the approval of, or depending on the timing of completion, the subsequent ratification by, FXRE’s independent directors. In addition, the agreement with CKX will be subject to the approval of a special committee of the CKX board of directors formed to evaluate and approve related party transactions.

In the meantime, CKX and Flag have negotiated a shared service arrangement to provide necessary services. For the month of June 2007, Flag and CKX have each billed FXLR $75,000 for professional services, consisting primarily of accounting and legal services.

Preferred Priority Distribution

Flag retains a $45 million preferred priority distribution right in FXLR, which amount will be payable upon the consummation of certain predefined capital transactions, including the rights offering described in Note 1. From and after November 1, 2007, if the preferred priority distribution has not been paid, Flag Luxury Properties will become entitled to an annual return on the unpaid amount equal to the Citibank N.A. prime rate as reported from time to time in the Wall Street Journal. Mr. Sillerman will be entitled to receive his pro rata participation of the $45 million preferred priority distribution right held by Flag, when paid by FXLR, based on his ownership interest in Flag.

9.	Subsequent Events

Park Central Acquisition

On July 6, 2007, FXLR acquired the remaining 50% of the Metroflag entities, which collectively own the Park Central Property from an unaffiliated third party. As a result of this purchase, FXLR now owns 100% of Metroflag, and therefore the Park Central Property and will consolidate the operations beginning on July 6, 2007. The total consideration paid by FXLR for the remaining 50% interest in Metroflag was $180 million, $172.5 million of which was paid in cash at closing and $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag). The cash payment at closing was funded from $92.5 million cash on hand and $105 million in additional borrowings, which was reduced by $21.3 million deposited into a restricted cash account to cover debt service commitments and $3.7 million in debt issuance costs. The $7.5 million loan from Flag was repaid on July 9, 2007.

After this transaction, the Metroflag entities have $475 million in first and second tier term loans secured by the Park Central Property and were required as of the closing date to hold funds in escrow to fund debt service commitments and predevelopment expenses. The balance in such escrow accounts as of July 7, 2007 was $84.0 million. The terms of the loans expire on July 5, 2008 but can be extended for up to two six month periods by Metroflag provided Metroflag meets certain conditions. Interest rates on the loans are at Eurodollar rate plus applicable margins ranging from 150 basis points on the $250 million tranche; 400 basis points on the $30 million tranche; and 900 basis points on the $195 million tranche; the effective interest rates on each tranche at July 6, 2007 were 7.4%, 9.9% and 14.9%, respectively.

FXLR and Flag have issued a joint and severable guarantee to the lenders to the Metroflag entities solely for any losses they incur as a result of certain limited circumstances including fraud or intentional misrepresentation by the borrowers, FXLR and Flag and gross negligence or willful misconduct by the borrowers. The loans on the Park Central Property are not guaranteed by FXLR.

The Park Central Loan includes certain financial and other maintenance covenants on the Park Central Property including limitations on indebtedness, liens, restricted payments, loan to value ratio, asset sales and related party transactions.

Report of Independent Registered Public Accounting Firm

To the Members of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC:

We have audited the accompanying combined balance sheet of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC (collectively, “Metroflag”) as of June 30, 2007, and the related combined statements of operations, members’ equity, and cash flows for the period from January 1, 2007 through May 10, 2007, for the period from May 11, 2007 through June 30, 2007 and for the six months ended June 30, 2007. These financial statements are the responsibility of Metroflag’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Metroflag’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Metroflag’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC at June 30, 2007, and the combined results of its operations and its cash flows for the period from January 1, 2007 through May 10, 2007, for the period from May 11, 2007 through June 30, 2007, and for the six months ended June 30, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Las Vegas, Nevada

August 23, 2007

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC
(Limited Liability Companies)

Combined Balance Sheet
June 30, 2007
(in thousands)

ASSETS
Real Estate investments at cost Land	$222,598
Building and improvements	77,951
Furniture, fixtures and equipment	2,589
Capitalized development costs	17,014
Less: accumulated depreciation	(46,926)

Net real estate investments	273,226
Cash	1,945
Restricted cash	61,473
Rent and other receivables, net	470
Deferred rent, net	109
Deferred financing costs, net	9,658
Acquired lease intangible assets, net	1,296
Prepaids and other	275

Total assets	$348,452

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loans payable	$370,000
Loans from members	24,607
Due to members	1,072
Accounts payable and accrued expenses (including amounts to affiliates of $2,030)	9,096
Unearned rent and related revenues	767
Acquired lease intangible liabilities, net	49
Tenants’ security deposits	1,138

Total liabilities	406,729

Commitments and contingencies (note 10)
Members’ equity	(58,277)

Total liabilities and members’ equity	$348,452

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC

Combined Statements of Operations
For the Six Month Periods Ended June 30, 2007 and 2006 (unaudited)
and the Periods from January 1, 2007 through May 10, 2007 and May 11, 2007 through June 30, 2007
(in thousands)

	January 1, 2007	May 11, 2007	Six Months	Six Months
	through	through	Ended	Ended
	May 10, 2007	June 30, 2007	June 30, 2007	June 30, 2006
				(unaudited)

Revenues
Minimum rent	$1,727	$785	$2,512	$2,203
Percentage rent	46	—	46	32
Common area and other revenues	306	62	368	441

Total revenues	2,079	847	2,926	2,676

Expenses
Depreciation and amortization	128	48	176	179
Operating and maintenance	265	74	339	350
General and administrative	421	56	477	340
Real estate taxes	153	58	211	195

Total operating expenses	967	236	1,203	1,064

Income from Operations	1,112	611	1,723	1,612
Interest income	113	20	133	1,189
Interest expense	(14,557)	(6,846)	(21,403)	(10,937)
Loss from retirement of debt	(3,507)	—	(3,507)	—
Loss from incidental operations	(7,790)	(2,694)	(10,484)	(8,671)

Net loss	$(24,629)	$(8,909)	$(33,538)	$(16,807)

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC

Combined Statements of Changes in Members’ Equity
For the periods from January 1, 2007 through May 10, 2007 and May 11, 2007 through June 30, 2007
(in thousands)

Balance, January 1, 2007	$(24,739)
Net loss	(24,629)

Balance, May 10, 2007	(49,368)
Net loss	(8,909)

Balance, June 30, 2007	$(58,277)

Metroflag BP, LLC Metroflag Polo, LLC Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC,
and Metroflag Management, LLC

Combined Statements of Cash Flows
For the Six Month Periods Ended June 30, 2007 and 2006
and the Periods from January 1, 2007 through May 10, 2007 and May 11, 2007 through June 30, 2007
(in thousands)

	January 1	May 11, 2007
	through	through	Six Months Ended
	May 10, 2007	June 30, 2007	June 30, 2007	June 30, 2006
				(unaudited)

Operating activities
Net loss	$(24,629)	$(8,909)	$(33,538)	$(16,807)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,463	2,336	11,799	8,181
Deferred financing cost amortization	41	878	919	1,971
Provision for doubtful accounts	36	—	—	13
Changes in operating assets and liabilities:
Rent and other receivables	(171)	94	(41)	(200)
Deferred rent	90	(109)	(20)	116
Other assets	(1,023)	1,668	645	(483)
Due to members	22	—	22	—
Accounts payable and accrued expenses	(2,486)	2,496	11	11
Acquired lease intangible liabilities	(7)	(3)	(10)	(14)
Tenants’ security deposits	34	12	46	161

Net cash used in operating activities	(18,630)	(1,537)	(20,167)	(7,051)

Investing activities
Restricted cash	11,541	(61,473)	(49,932)	(58,870)
Acquisitions of real estate	—	—	—	(36,891)
Deposits on land purchase	—	—	—	3,971
Development of real estate including land acquired	(45)	10	(35)	(2,003)

Net cash provided by/(used in) investing activities	11,496	(61,463)	(49,967)	(93,793)

Financing activities
Deferred financing and leasing costs	(10,536)	—	(10,536)	—
Proceeds from mortgage loans	306,543	63,457	370,000	95,866
Retirement of mortgage loans	(295,000)	—	(295,000)	—
Proceeds from members’ loans	5,972	—	5,972	4,925
Members’ contributions	—	—	—	11,902
Members’ distributions	—	—	—	(12,000)

Net cash provided by financing activities	6,979	63,457	70,436	100,693

Net (decrease)/increase in cash	(155)	457	302	(151)
Cash, beginning of period	1,643	1,488	1,643	3,457

Cash, at end of period	$1,488	$1,945	$1,945	$3,306

Supplemental cash flow disclosures:
Cash paid for interest	$17,102	$3,051	$20,153	$9,261

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements
For the six months ended June 30, 2007 and June 30, 2006 (unaudited)
and the periods from January 1, 2007 through May 10, 2007 and May 11, 2007 through June 30, 2007

1.	Organization and Basis of Presentation

Metroflag BP, LLC (“BP”), Metroflag Polo, LLC (“Polo”), Metroflag Cable, LLC (“Cable”), CAP/TOR, LLC (“CAP/TOR”), Metroflag SW, LLC (“SW”), Metroflag HD, LLC, (“HD”), and Metroflag Management, LLC (“MM”) (collectively, “Metroflag,” the “Metroflag entities” or the “Company”) are engaged in the business of leasing real properties located along Las Vegas Boulevard between Harmon and Tropicana Avenue in Las Vegas, Nevada. The Company is in the planning stage of redeveloping the existing properties into a mixed-use development including a casino, hotels, residential condominiums and retail space. Metroflag has been engaged in the leasing business since 1998 when CAP/TOR acquired certain real properties situated at the southern tip of Las Vegas Boulevard and has since assembled the current six parcels of land totaling approximately 17.72 acres and associated buildings (the “Park Central Property”) as of June 30, 2007.

On May 9, 2007, Polo, Cable, CAP/TOR, SW and HD were merged with and into either Cable or BP, with Cable and BP continuing as the surviving companies.

On May 11, 2007, Flag Luxury BP, LLC, Flag Luxury Polo, LLC, Flag Luxury SW, LLC, Flag Luxury Cable, LLC, Metroflag CC, LLC, Metro One, LLC, Metro Two, LLC, Metro Three, LLC, Metro Five, LLC, merged into a new entity called FX Luxury Realty, LLC (“FXLR”), with FXLR surviving the merger. By completing and surviving the merger, FXLR effectively became a 50% member of the Company with Leviev Boymelgreen of Nevada, LLC (“LBN”) owning the remaining 50%.

On June 1, 2007, CKX, Inc., (“CKX”) a publicly traded media and entertainment company, purchased 50% of the outstanding common membership interests of FXLR for a $100 million cash investment (the “CKX FXLR Investment”). As a result of this transaction, CKX acquired an indirect 25% interest in Metroflag. In addition, on June 1, 2007 FXLR entered into a binding agreement to acquire the other 50% membership interest in Metroflag held by LBN by no later than July 27, 2007.

On July 6, 2007, the buy-out of the remaining 50% of Metroflag from LBN was consummated. As a result of this transaction, FXLR owns 100% of the Metroflag Entities.

FXLR has announced its intention to pursue a hotel, casino, entertainment, retail, commercial and residential development project on the Park Central Property.

Simultaneous with the CKX/FXLR Investment, Elvis Presley Enterprises, Inc., an 85%-owned subsidiary of CKX, entered into a worldwide exclusive license agreement with FXLR granting FXLR the right to use Elvis Presley-related intellectual property in connection with designing, constructing, operating, and promoting Elvis Presley-themed real estate and attraction based properties, including Elvis Presley-themed hotels, casinos, theme parks, lounges and clubs (subject to certain restrictions). FXLR currently anticipates that the development of the Park Central Property will involve multiple elements that incorporate the Elvis Presley assets and themeing.

Ownership of the Company

As of June 30, 2007, FXLR and LBN each own 50% of the Metroflag entities.

BP

BP was formed on December 26, 2001 by two members: Metro Two, LLC (“Metro Two”), and Flag Luxury BP, LLC (“Flag BP”), each owning an equal share of the members’ interest. On December 28, 2001, BP acquired from Grand Casino Nevada I, Inc. (“GCN”), the rights in a certain long-term ground lease agreement of real estate

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

(the “Ground Lease”) and the leasehold improvements including the Travelodge Motel (the “Travelodge Property”) located at 3735 South Las Vegas Boulevard. The Ground Lease had been entered into between and by GCN, as tenant, and Brooks Family Trust and Nevada Brooks Cook, as landlord, on June 17, 1996.

After a number of adjustments to the purchase price, BP completed the acquisition of the Ground Lease and the Travelodge Property for a final purchase price of $3.5 million in March 2003. On February 15, 2002, BP entered into a Management Agreement with WW Lodging Limited, LLC (“WW Lodging”), in which the parties agreed that WW Lodging would manage the Travelodge Property for a fee equaling 3 1/2 percent of the gross revenues generated from the operation of the Travelodge Property. On December 1, 2004, Metro Two, and Flag BP agreed to assign one half of their respective members’ interest to LBN-BP, LLC (“LBN-BP”), giving LBN-BP a 50% interest in BP, each retaining a 25% interest in Metroflag BP. LBN-BP agreed to make a series of contributions totaling $60 million between 2004 and 2006 into BP in return for the members’ interest received. On December 20, 2006, BP acquired the land subject to the Ground Lease for $55 million and the Ground Lease was terminated.

Polo

Polo was formed on December 26, 2001, by two members: Metro One, LLC (“Metro One”), and Flag Luxury Polo, LLC (“Flag Polo”), each owning an equal share of the members’ interest. On December 28, 2001, Polo acquired from GCN the real property located at 3743 South Las Vegas Boulevard known as the “Polo Property”. After a number of adjustments to the purchase price, Polo completed the acquisition of the Polo Property for a final purchase price of $25,765,000 in March 2003. Polo paid cash of $17,765,000 between 2001 and 2003 and granted two classes of mandatorily redeemable membership interests totaling $8 million to GCN. During March 2005, Polo entered into an option agreement with GCN, which provided Polo with the ability to exercise an option allowing a discount for early payment of its obligations to GCN. Polo exercised this option and made the final payment of $5 million in 2005, which represented full satisfaction of the mandatorily redeemable membership interests. Contemporaneously, Metro One and Flag Polo, the only remaining members then, assigned one half of their respective interest to LBN Polo, LLC (“LBN-Polo”) giving LBN-Polo a 50% interest in Polo, each retaining a 25% interest in Polo. In return, LBN-Polo agreed to contribute $30 million into Polo. In 2004, Polo completed constructing the current Hawaiian Market Place and the sidewalk improvement for a total construction cost of approximately $32 million and $1.6 million, respectively.

Cable

Cable was formed on May 18, 2004, by two members: Metro Three, LLC (“Metro Three”) and Flag Luxury Cable, LLC (“Flag Cable”), each owning an equal share of the members’ interest. On September 22, 2004, Metro Three and Flag Cable entered into certain Amended and Restated Memorandum of Agreement (the “Agreement”) with AI & Boymelgreen of Brooklyn Holdings, LLC (“AI & Boymelgreen”) to jointly purchase and redevelop the real property located at 3755 South Las Vegas Boulevard known as the “McDonalds” and redevelop the real property owned by an affiliate, E.C.SLVB, LLC, also known as the “Walgreens Plaza”. On November 1, 2004, Metro Three and Flag Cable assigned all of their members’ interest to an affiliate, Metroflag CC, LLC (“Metroflag CC”) and AI & Boymelgreen assigned all of its interest in Cable acquired on September 22, 2004, to an affiliate, AI & Boymelgreen of Nevada, LLC (“LBN-Cable”). Contemporaneously, Metro Three and Flag Cable withdrew as the members, and Metroflag CC and LBN-Cable were admitted as new members of Cable. As a result of the above transactions, Metroflag CC and LBN-Cable were the only surviving members of Cable each owning 50% of members’ interest. On January 5, 2005, Cable acquired the McDonald’s, for $90 million from Margel, LLC.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

CAP/TOR

CAP/TOR was formed on February 18, 1998 by two members: E.C.SLVB, LLC (“E.C.SLVB”) and CAP IV Development, LLC (“CAP IV Development”), each owning an equal share of the members’ interest. On March 3, 1998, CAP/TOR acquired from an individual by the name of Robert Metz the real property located at 3764 South Las Vegas Boulevard known as the “Cap/Tor Plaza” for $17 million. In March 1999, CAP/TOR completed the construction of the Walgreens Plaza for total construction cost of approximately $4.6 million. On May 25, 2004, E.C.SLVB and CAP IV Development entered into a Purchase and Sale Agreement and Assignment of Membership Interest which provided that CAP IV Development sell all of its interest to E.C.SLVB for a purchase price of $8 million. As a result E.C.SLVB became the sole member owning 100% of CAP/TOR. On July 15, 2005, E.C.SLVB assigned all of its interest in CAP/TOR to Cable, becoming a wholly-owned subsidiary of Cable.

SW

SW was formed on May 9, 2005, by three members: Metro Five, LLC (“Metro Five”), Flag Luxury SW, LLC (“Flag SW”), and LBN SW, LLC (“LBN-SW”) owning 25%, 25% and 50% of the members’ interest, respectively. On May 23, 2005, SW acquired the land from Southwest Exchange Corporation and the building and lease intangibles from S&W of Las Vegas, LLC, both located at 3767 South Las Vegas Boulevard, also known as the “Smith & Wollensky” for an aggregate purchase price of $30.1 million.

HD

HD was formed on August 5, 2004. HD is a wholly-owned subsidiary of BP. HD was created to acquire the real property located at 3725 South Las Vegas Boulevard, also known as “Harley-Davidson”. HD completed the acquisition of Harley-Davidson on May 16, 2006 for an aggregate price of $36.6 million.

MM

Metroflag Management, LLC (“MM”), was formed on June 24, 2005 by three members: Metro Property Management, LLC, Flag Luxury Management Nevada, LLC, and LBN-Management, LLC to provide core administrative services to, and manage real properties owned by the Company. In addition, MM administers and manages the redevelopment project and other special projects. Prior to creation of MM, BP served these functions.

Basis of Presentation

The accompanying combined financial statements consist of BP, Polo, Cable, CAP/TOR, SW, HD, and MM. Significant inter-company accounts and transactions between the entities have been eliminated in the accompanying combined financial statements. The financial statements have been combined because the entities are all part of the acquisition by CKX, Inc. are part of a transaction such that FXLR will own 100% of Metroflag under common ownership, are part of a single redevelopment plan, and subject to mortgage loans secured by the properties owned by the combined entities.

The accompanying combined interim financial statements for the six month period ended June 30, 2006 included herein have been prepared by Metroflag, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. Metroflag believes that the disclosures are adequate to make the information presented not misleading. In the opinion of

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

management, all adjustments (which include normal recurring adjustments) necessary for the fair presentation of the results of operations and cash flows for the interim periods have been made.

2.	Summary of Significant Accounting Policies

Rental Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Amounts expected to be received in later years are included in deferred rent, amounts received and to be recognized as revenues in later years are included in unearned rent and related revenues.

Some of the lease agreements contain provisions that grant additional rents based on tenants’ sales volume (contingent or percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

Real Estate Investments

Land, buildings and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into capitalized development costs on the combined balance sheet. The capitalized costs represent pre-development costs essential to the development of the property and include designing, engineering, legal, consulting, obtaining permits, construction, financing, and travel costs incurred during the period of development.

The Company capitalizes interest costs to projects during development. Interest capitalization ceases once a given project is substantially complete and ready for its intended use. As the Company is in the planning stages of the development and has not begun developing the current project, no interest was capitalized during the six months ended June 30, 2007 and 2006.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 39 years for buildings and improvements, three to seven years for furniture, fixture and equipment, and 15 years for signage. However, as the latest redevelopment plans provide demolition of the Travelodge, the Hawaiian Marketplace, the Harley-Davidson Café and McDonald’s, in order to develop the casino resort, the Company is depreciating the buildings and improvements over the estimated remaining life of these properties before they are demolished which is estimated to be one year from June 30, 2007.

The Company follows the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). SFAS 141 provides guidance on allocating a portion of the purchase price of a property to intangibles. The Company’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are two categories of intangibles to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases. Above-market and below-market in-place lease values for acquired properties are

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining noncancelable term of the lease.

The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases.

The Company follows the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In accordance with SFAS 144, the Company reviews their real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. The Company determines impairment by comparing the property’s carrying value to an estimate of fair value based upon varying methods such as (i) estimating future cash flows, (ii) determining resale values, or (iii) applying a capitalization rate to net operating income using prevailing rates. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of Las Vegas and tenant credit quality. In the event that the carrying amount of a property is not recoverable and exceeds its fair value, the Company will write down the asset to fair value. There was no impairment loss recognized by the Company during the periods presented.

Incidental Operations

The Company follows the provisions of Statement of Financial Accounting Standards No. 67, Accounting for Costs and Initial Operations of Real Estate Projects (“SFAS 67”) to account for the operations of BP, Polo, Cable and HD. In accordance with SFAS 67, the operations of BP, Polo, Cable and HD are considered “incidental,” and as such, for each entity, when the incremental revenues exceed the incremental costs, such excess is accounted for as a reduction of capitalized costs of the redevelopment project.

The following table summarizes the results from the incidental operations for the periods from January 1, 2007 through May 10, 2007 and May 11, 2007 through June 30, 2007 and the six months ended June 30, 2007 and 2006:

			Six Months	Six Months
	January 1, 2007	May 11, 2007	Ended	Ended
	through May 10, 2007	through June 30, 2007	June 30, 2007	June 30, 2006
	(amounts in thousands)			(unaudited)
BP
Revenues	$1,854	$936	$2,790	$2,377
Depreciation	(417)	(158)	(575)	(510)
Operating & Other	(1,736)	(1,046)	(2,782)	(3,171)

	(299)	(268)	(567)	(1,304)

POLO
Revenues	1,862	685	2,547	1,980
Depreciation	(5,281)	(2,000)	(7,281)	(7,282)
Operating & Other	(1,336)	(397)	(1,733)	(1,621)

	(4,755)	(1,712)	(6,467)	(6,923)

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

			Six Months	Six Months
	January 1, 2007	May 11, 2007	Ended	Ended
	through May 10, 2007	through June 30, 2007	June 30, 2007	June 30, 2006
	(amounts in thousands)			(unaudited)
CABLE
Revenues	1,047	377	1,424	1,252
Depreciation	(19)	(7)	(26)	(27)
Operating & Other	(1,393)	(289)	(1,682)	(1,625)

	(365)	81	(284)	(400)

HD
Revenues	563	221	784	227
Depreciation	(2,626)	(995)	(3,621)	—
Operating & Other	(308)	(21)	(329)	(271)

	(2,371)	(795)	(3,166)	(44)

Net loss	$(7,790)	$(2,694)	$(10,484)	$(8,671)

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash at financial institutions. Accounts at these institutions are insured by the FDIC up to $100,000. At times, the balances in the accounts exceed the FDIC-insured amount. The Company has not experienced any losses in such accounts and believes that they are not exposed to any significant credit risk.

Fair Value of Financial Instruments

The carrying value of the Company’s accounts receivable and accounts payable and accrued liabilities approximates fair value primarily because of the short-term maturities of these instruments. The carrying value of the Company’s variable-rate notes payable are considered to be at fair value since the interest rates on such instruments are based on current market conditions. It is not practicable to estimate the fair value of the loans from members as such loans were not issued at arm’s length.

Restricted Cash

Restricted cash primarily consists of cash deposits, and impound accounts for interest, property taxes, insurance, rents and development projects as required by certain of our mortgage loans.

Rent Receivable

Rent receivable consists of unpaid rents and related CAM charges that are due in the current or prior periods. Allowance for doubtful accounts has been recorded for past due rent or for receivables that are being negotiated for reduction or forfeiture with certain tenants as part of restructuring the leases to accommodate the Company’s development plans.

Derivative Financial Instruments

The Company has a policy and also is required by its lenders to use derivatives to partially offset the market exposure to fluctuations in interest rates. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), the Company recognizes these

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

derivatives on the balance sheet at fair value and adjusts them on a quarterly basis. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company does not enter into derivatives for speculative or trading purposes.

Deferred Financing Costs

Financing costs are capitalized and amortized to interest expense over the life of the loan as an adjustment to the yield.

Tenants’ Security Deposits

Tenants’ security deposits represent refundable amounts received from new tenants and are held in escrow until their lease expires or terminate.

Income Taxes

As limited liability companies, the Metroflag entities are not subject to income taxes; therefore, no provision for income taxes has been made in the accompanying financial statements. The members include their respective share of the Metroflag entities income or loss in the members’ income tax returns.

Advertising Expenses

The Company expenses advertising costs as they are incurred. Advertising costs are included in operating expenses or the net loss from the incidental operations depending on the property to which they relate and consist of the following:

(in thousands)
January 1, 2007 through May 10, 2007	$74
May 11, 2007 through June 30, 2007	39

For the six months ended June 30, 2007	$113

For the six months ended June 30, 2006 (unaudited)	$99

Risks and Uncertainties

The Company’s operations are located in Las Vegas, Nevada, and subject to the economic risks and changes in market conditions of the region.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

3.	Rent and other receivables

Rent and other receivables consist of the following:

June 30, 2007
(in thousands)

Rent and related	$573
Allowance for doubtful accounts	(103)

Net	$470

4.	Acquired Lease Intangibles

The Company’s acquired intangible assets are related to above-market leases and in-place leases under which the Company is the lessor. The intangible assets related to above-market leases and in-place leases have a remaining weighted average amortization period of approximately 23 years and 23.4 years, respectively. The amortization of the above-market leases and in-place leases, which represents a reduction of rent revenues for the periods from January 1, 2007 through May 10, 2007, May 11, 2007 through June 30, 2007 and the six months ended June 30, 2006 (unaudited) and 2007 were $54,000, $20,000, $74,000 and $146,000, respectively. Acquired lease intangibles liabilities are related to below-market leases under which the Company is the lessor, and recorded net of previously accreted minimum rent at May 11, 2007 and June 30, 2007 of $6,000 and $3,000, respectively. The remaining weighted-average amortization period is approximately 4.6 years.

Acquired lease intangibles consist of the following:

June 30, 2007
(in thousands)

Assets
Above-market leases	$582
In-place leases	1,319
Accumulated amortization	(605)

Net	$1,296

Liabilities
Below-market leases	$111
Accumulated accretion	(62)

Net	$49

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

The estimated aggregate amortization and accretion amounts from acquired lease intangibles for each of the next five years from the latest balance sheet date are as follows:

	Amortization	Minimum
	Expense	Rent
	(in thousands)

Year Ending June 30,
2008	$148	$19
2009	110	15
2010	65	9
2011	54	3
2012	48	—

5.	Prepaids and Other

Prepaids and other consist of the following:

June 30, 2007
(in thousands)

Interest rate caps at fair value	$79
Refundable deposits	196

$275

6.	Derivative Financial Instruments

Pursuant to the terms specified in the Credit Suisse Notes (as defined in Note 8), the Company entered into an interest rate cap (the “Cap Agreement”) with Credit Suisse on May 10, 2007 with a notional amount of $300 million. The Cap Agreement is tied to the Credit Suisse Notes and convert a portion of the Company’s floating-rate debt to a fixed-rate for the benefit of the lender to protect the lender against the fluctuating market interest rate. The Cap Agreement was not designated as a cash flow hedge under SFAS No. 133 and as such the change in fair value is recorded as an adjustment to interest expense. The changes in fair value of the Cap Agreement for the period from January 1, 2007 through May 10, 2007, the period from May 11, 2007 through June 30, 2007, the six months ended June 30, 2007 and the six months ended June 30, 2006 (unaudited) were a decrease of $348,000, a decrease of $96,000, unchanged and a decrease of $296,667, respectively.

7.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

June 30, 2007
(in thousands)

Trade	$841
Accrued payroll	—
Accrued interest, loans from Members	2,030
Reciprocal easement accrual	4,300
Accrued interest, mortgage loans	1,925

$9,096

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

8.	Mortgage Loans

The Company’s outstanding debt consists of the following at June 30:

Credit Suisse:

June 30, 2007
(in thousands)

Base rate mortgage loan, first lien senior secured term loan, with maximum principal amount of up to $280 million at the prime rate or the rate which is at 0.5% in excess of the Federal Funds Effective Rate, payable in monthly installments for interest only until maturity on May 11, 2008, due to Credit Suisse Securities USA, LLC	$250,000

Base rate mortgage loan, second lien senior secured term loan, with maximum principal of up to $195 million at the prime rate or the which is at 0.5% in excess of the Federal Funds Effective Rate, payable in monthly installments for interest only until maturity on May 11, 2008, due to Credit Suisse Securities USA, LLC	120,000

$370,000

On May 11, 2007, the Company refinanced substantially all of their mortgage notes and other long-term obligations with two notes totaling $370 million from Credit Suisse Securities USA, LLC (the “Credit Suisse Notes” or the “Loans”). The maturity date of the Loans were May 11, 2008, with two six-month extension options subject to payment of a fee and the Company’s compliance with the terms of an extension outlined in the loan documents. The Loans require that the Company establishes and maintains certain reserves including a reserve for payment of fixed expenses, a reserve for interest, a reserve for “predevelopment costs” as defined and budgeted for in the loan documents, a reserve for litigation and a reserve for “working capital”.

As a result of these repayments, the Company recorded a loss on early retirement of debt of approximately $3.5 million for the period from January 1, 2007 through May 10, 2007, and the six months ended June 30, 2007 to reflect the prepayment penalties and fees. The remaining availability under the $370 million note is to be used primarily on predevelopment costs, interest on debt, fixed expense costs, working capital and litigation reserves.

The Credit Suisse Notes are secured by a first and second lien security interest in substantially all of the Company’s assets, including the Park Central Property. The Credit Suisse Notes contain certain financial and other covenants. The Company is in compliance with all covenants.

9.	Related Party Transactions

During the period from January 1, 2007 through May 10, 2007, Flag has allocated salaries and other general and administrative expenses to the Company which is included in general and administrative expenses. The total amount allocated was $22,457. There were no allocated changes in the period from May 11, 2007 through June 30, 2007 or for the six months ended June 30, 2006.

10.	Commitments and Contingencies

Operating Leases

The Company’s properties are leased to tenants under operating leases with expiration dates extending to the year 2045. Future minimum rents under non-cancelable operating leases as of June 30, 2007 excluding

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

reimbursements of operating expenses and excluding additional contingent rentals based on tenants’ sales volume are as follows:

(in thousands)

Years Ending June 30,
2008	$7,220
2009	6,745
2010	6,179
2011	5,821
2012	5,492
Thereafter	111,574

Total	$143,031

As of June 30, 2007, the Company is not a party to non-cancellable long-term operating leases where the Company is the lessee.

Litigation

The Company is involved in litigation on a number of matters and are subject to certain claims which arose in the normal course of business, which, in the opinion of management, are not expected to have a material effect on the Company’s combined financial position, results of operations or liquidity except as follows:

With respect to the Park Central Property, there are two lawsuits presently pending from a former tenant who leased space located on Parcel 3. The Robinson Group, LLC sued Metroflag Polo, LLC, which is now known as Metroflag BP, LLC, in 2004 for breach of contract, fraud and related matters based on an alleged breach of the lease agreement and subsequent settlement agreements. The Company counter-claimed for breach of the same lease agreement and settlement agreement. The trial is scheduled for November 13, 2007. In a related action in New York, two investors in The Robinson Group, LLC sued Metroflag BP and Paul Kanavos individually, alleging fraudulent inducement for them to invest in the Robinson Group and seeking damages in the amount of $900,000. The New York court has dismissed all claims except for a claim based on a theory of negligent misrepresentation, and the company is seeking appeal of the decision relating to the remaining claim. We believe these claims are without merit and intend to litigate accordingly.

A dispute is pending with an adjacent property owner, Hard Carbon, LLC, an affiliate of Marriott International Inc. Hard Carbon, the owner of the Grand Chateau parcel adjacent to the Park Central Property on Harmon Avenue was required to construct a parking garage in several phases. Metroflag BP was required to pay for the construction of up to 202 parking spaces for use by another unrelated property owner and thereafter not have any responsibility for the spaces. Hard Carbon submitted contractor bids to Metroflag BP which were not approved by Metroflag BP, as required pursuant to a Reciprocal Easement Agreement. Instead of invoking the arbitration provisions of the Reciprocal Easement Agreement, Hard Carbon constructed the garage without getting the required Metroflag approval. Marriott, on behalf of Hard Carbon, is seeking reimbursement of approximately $7 million. In a related matter, Hard Carbon has asserted that the Company is responsible for sharing the costs of certain road widening work performed by Marriott off of Harmon Avenue, which work Marriott undertook without seeking Metroflag’s approval as required under the Reciprocal Easement Agreement. Settlement discussions between the parties on both matters have resulted in a tentative settlement agreement which would require the Company to make an aggregate payment of $4.3 million, which was recorded by Metroflag BP in 2007 as capitalized development costs. $4.0 million has been placed in a segregated account for this purpose and is included in restricted cash on the Company’s most recent balance sheet.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC,
Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

11.  Subsequent Events

On July 6, 2007, FXLR acquired the remaining 50% of Metroflag that it did not already own for $180 million dollars, $172.5 million of which was paid in cash at closing from borrowings and cash on hand and $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag) (the “Metroflag Acquisition”). As a result of this transaction FXLR owns 100% of Metroflag. The $7.5 million loan from Flag was repaid on July 9, 2007.

Also on July 6, 2007, Metroflag increased the size of the Credit Suisse Note to $475 million. The proceeds from this increase were used to partially fund for the Metroflag Acquisition and to increase the amount held by Metroflag in escrow accounts to fund future pre-development spending and interest on the debt. The balance in such escrow accounts as of July 6, 2007 was $84.0 million. The loan, which is comprised of three separate tranches, expires on July 5, 2008, but can be extended for up to two six month periods by Metroflag. Interest rates on the loan are at Eurodollar rate plus applicable margins ranging from 150 basis points on the $250 million tranche; 400 basis points on the $30 million tranche; and 900 basis points on the $195 million tranche; the effective interest rates on each tranche at June 30, 2007 were 7.4%, 9.9% and 14.9%, respectively.

Report of Independent Registered Public Accounting Firm

To the Members of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC and Metroflag Management, LLC:

We have audited the accompanying combined balance sheets of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC (collectively, “Metroflag”) as of December 31, 2005 and 2006, and the related combined statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Metroflag management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Metroflag’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Metroflag’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC at December 31, 2005, and 2006, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Las Vegas, Nevada
August 13, 2007

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Balance Sheets
December 31, 2005 and 2006

	December 31,
	2005	2006
	(In thousands)

ASSETS
Real estate investments at cost
Land	$145,237	$222,598
Building and improvements	63,399	77,951
Furniture, fixture and equipment	2,106	2,590
Capitalized development costs	7,473	12,680
Less: accumulated depreciation	(15,576)	(35,245)

Net real estate investments	202,639	280,574

Cash	3,457	1,643
Restricted cash	1,754	11,541
Rent and other receivables, net	232	428
Deferred rent	321	90
Deposits on land purchase	4,807	—
Deferred financing costs, net	3,943	41
Acquired lease intangible assets, net	1,662	1,370
Prepaids and other	2,269	920

Total assets	$221,084	$296,607

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loans payable	$194,134	$295,000
Loans from members	6,571	18,635
Due to members	820	1,050
Accounts payable and accrued expenses (including amounts to affiliates of $1,169 and $2,715 at 2005 and 2006, respectively)	2,613	4,787
Unearned rent and related revenues	488	723
Acquired lease liabilities, net	86	58
Tenants’ security deposits	953	1,093

Total liabilities	205,665	321,346
Commitments and contingencies (Notes 13 and 14)
Members’ equity	15,419	(24,739)

Total liabilities and members’ equity	$221,084	$296,607

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Statements of Operations
For the Three-Year Period Ended December 31, 2006

	December 31,
	2004	2005	2006
	(In thousands)

Revenues
Minimum rent	$9,276	$4,126	$4,659
Percentage rent	128	151	83
Common area and other revenues	1,299	611	839

Total revenues	10,703	4,888	5,581

Expenses
Depreciation and amortization	1,534	379	358
Operating and maintenance	3,802	395	776
General and administrative	3,511	146	104
Real estate taxes	655	320	410

Total operating expenses	9,502	1,240	1,648

Income from operations	1,201	3,648	3,933
Interest income	103	4	2,110
Interest expense, net	(4,350)	(13,094)	(24,044)
Loss from forfeit on deposit and early retirement of debt	(5,000)	(2,967)	—
Loss from incidental operations	—	(11,836)	(22,059)

Net loss	$(8,046)	$(24,245)	$(40,060)

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Statements of Changes in Members’ Equity
For the Three-Year Period Ended December 31, 2006

Members’ Equity
(In thousands)

Balance, January 1, 2004	$3,515
Capital contributions	38,788
Distributions paid	(17,859)
Net loss	(8,046)

Balance, December 31, 2004	16,398
Capital contributions	104,774
Distributions paid	(81,508)
Net loss	(24,245)

Balance, December 31, 2005	15,419
Capital contributions	11,902
Distributions paid	(12,000)
Net loss	(40,060)

Balance, December 31, 2006	$(24,739)

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC
CAP/TOR LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Combined Statements of Cash Flows
For the Three-Year Period Ended December 31, 2006

	December 31,
	2004	2005	2006
	(In thousands)

Operating activities
Net loss	$(8,046)	$(24,245)	$(40,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,487	10,187	19,670
Deferred financing cost amortization	27	1,415	3,943
Loss on early retirement of debt	—	610	—
Provision for doubtful accounts	570	1,017	—
Changes in operating assets and liabilities:
Rent and other receivables	(472)	(1,129)	(196)
Deferred rent	(308)	426	231
Acquired lease intangible assets	—	(1,662)	292
Other assets	14	(1,958)	1,348
Due to members	—	820	230
Accounts payable and accrued expenses	1,646	942	2,174
Unearned rent and related revenue	350	138	234
Acquired lease intangible liabilities	—	—	(27)
Tenants’ security deposits	(632)	44	139

Net cash used in operating activities	(5,364)	(13,395)	(12,022)

Investing activities
Restricted cash	—	(1,754)	(9,787)
Capitalized development cost	(2,493)	(4,981)	(5,206)
Acquisitions of real estate	(40,088)	(41,022)	(92,396)
Deposits on land purchase	(10,099)	5,884	4,807

Net cash used in investing activities	(52,680)	(41,873)	(102,582)

Financing activities
Deferred financing and leasing costs	—	(5,716)	(41)
Proceeds from mortgage loans	17,107	194,134	100,866
Repayment of existing mortgage loans	(5,453)	(146,890)	—
Proceeds from development loan	16,436	—	—
Repayment of existing mandatorily redeemable interests	—	(5,000)	—
Proceeds from members’ loans	12,505	6,571	12,063
Repayment of members’ loans	(3,625)	(9,380)	—
Members’ contributions	38,788	104,774	11,902
Members’ distributions	(17,859)	(81,508)	(12,000)

Net cash provided by financing activities	57,899	56,985	112,790

Net increase/(decrease) in cash	(145)	1,717	(1,814)
Cash at beginning of year	1,885	1,740	3,457

Cash at end of year	$1,740	$3,457	$1,643

Supplemental cash flow disclosures:
Cash paid for interest, net of capitalized interest	$3,600	$13,629	$20,938

Noncash financing and investing activities:
Financed acquisition of real property	$—	$80,000	$—

See accompanying notes to financial statements.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements
For the Three-Year Period Ended December 31, 2006

1.	Organization and Basis of Presentation

Metroflag BP, LLC (“BP”), Metroflag Polo, LLC (“Polo”), Metroflag Cable, LLC (“Cable”), CAP/TOR, LLC (“CAP/TOR”), Metroflag SW, LLC (“SW”), Metroflag HD, LLC, (“HD”), and Metroflag Management, LLC (“MM”) (collectively, “Metroflag” or the “Metroflag Entities”) are engaged in the business of leasing real properties located along Las Vegas Boulevard between Harmon and Tropicana Avenue in Las Vegas, Nevada. Metroflag is in the planning stage of redeveloping the existing properties into a mixed-use development including a hotel, casino, entertainment, retail, commercial and residential development project. Metroflag has been engaged in the leasing business since 1998 when CAP/TOR acquired certain real properties situated on Las Vegas Boulevard and has since assembled the current six parcels of land totaling approximately 17.72 acres and associated buildings as of December 31, 2006.

Ownership of Metroflag

As of December 31, 2006, Bret Torino Group (“Metro”), Flag Luxury Properties, LLC (“Flag”), and Leviev Boymelgreen of Nevada, LLC (“LBN”) (collectively, the “Members”) are the members of Metroflag. Metro is the sole member of its subsidiaries, Metro One, LLC, Metro Two, LLC, Metro Three, LLC, and Metro Five, LLC, and effectively owns a 25% interest in each of the Metroflag entities. Flag is the sole member of its subsidiaries, Flag Luxury BP, LLC, Flag Luxury Polo, LLC, Flag Luxury Cable, LLC, Flag Luxury SW, LLC, and effectively owns a 25% interest in each of the Metroflag entities. LBN is the sole member of its subsidiaries, LBN-BP, LLC, LBN-Polo, LLC, LBN-Cable, LLC, LBN-SW, LLC, and effectively owns a 50% interest in each of the Metroflag entities.

BP

BP was formed on December 26, 2001 by two members: Metro Two, LLC (“Metro Two”), and Flag Luxury BP, LLC (“Flag BP”), each owning an equal share of the members’ interest. On December 28, 2001, BP acquired from Grand Casino Nevada I, Inc. (“GCN”), the rights in a certain long-term ground lease agreement of real estate (the “Ground Lease”) and the leasehold improvements including the Travelodge Motel (the “Travelodge Property”) located at 3735 South Las Vegas Boulevard. The Ground Lease had been entered into between and by GCN, as tenant, and Brooks Family Trust and Nevada Brooks Cook, as landlord, on June 17, 1996.

After a number of adjustments to the purchase price, BP completed the acquisition of the Ground Lease and the Travelodge Property for a final purchase price of $3,500,000 in March 2003. On February 15, 2002, BP entered into a Management Agreement with WW Lodging Limited, LLC (“WW Lodging”), in which the parties agreed that WW Lodging would manage the Travelodge Property for a fee equaling 3 1/2 percent of the gross revenues generated from the operation of the Travelodge Property. On December 1, 2004, Metro Two, and Flag BP agreed to assign one half of their respective members’ interest to LBN-BP, LLC (“LBN-BP”), giving LBN-BP a 50% interest in BP, each retaining a 25% interest in Metroflag BP. LBN-BP agreed to make a series of contributions totalling $60 million between 2004 and 2006 into BP in return for the members’ interest received. On December 20, 2006, BP acquired the land subject to the Ground Lease for $55 million and the Ground Lease was terminated.

Polo

Polo was formed on December 26, 2001, by two members: Metro One, LLC (“Metro One”), and Flag Luxury Polo, LLC (“Flag Polo”), each owning an equal share of the members’ interest. On December 28, 2001, Polo acquired from GCN the real property located at 3743 South Las Vegas Boulevard known as the “Polo Property”. After a number of adjustments to the purchase price, Polo completed the acquisition of the Polo Property for a final purchase price of $25,765,000 in March 2003. Polo paid cash of $17,765,000 between 2001 and 2003 and granted two classes of mandatorily redeemable membership interests totaling $8 million to GCN. During March 2005, Polo

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

entered into an option agreement with GCN, which provided Polo with the ability to exercise an option allowing a discount for early payment of its obligations to GCN. Polo exercised this option and made the final payment of $5 million in 2005, which represented full satisfaction of the mandatorily redeemable membership interests. Contemporaneously, Metro One and Flag Polo, the only remaining members then, assigned one half of their respective interest to LBN Polo, LLC (“LBN-Polo”) giving LBN-Polo a 50% interest in Polo, each retaining a 25% interest in Polo. In return, LBN-Polo agreed to contribute $30 million into Polo. In 2004, Polo completed constructing the current Hawaiian Market Place and the sidewalk improvement for a total construction cost of approximately $32 million and $1.6 million, respectively.

Cable

Cable was formed on May 18, 2004, by two members: Metro Three, LLC (“Metro Three”) and Flag Luxury Cable, LLC (“Flag Cable”), each owning an equal share of the members’ interest. On September 22, 2004, Metro Three and Flag Cable entered into certain Amended and Restated Memorandum of Agreement (the “Agreement”) with AI & Boymelgreen of Brooklyn Holdings, LLC (“AI & Boymelgreen”) to jointly purchase and redevelop the real property located at 3755 South Las Vegas Boulevard known as the “McDonalds” and redevelop the real property owned by an affiliate, E.C.SLVB, LLC, also known as the “Walgreens Plaza”. On November 1, 2004, Metro Three and Flag Cable assigned all of their members’ interest to an affiliate, Metroflag CC, LLC (“Metroflag CC”) and AI & Boymelgreen assigned all of its interest in Cable acquired on September 22, 2004, to an affiliate, AI & Boymelgreen of Nevada, LLC (“LBN-Cable”). Contemporaneously, Metro Three and Flag Cable withdrew as the members, and Metroflag CC and LBN-Cable were admitted as new members of Cable. As a result of the above transactions, Metroflag CC and LBN-Cable were the only surviving members of Cable each owning 50% of members’ interest. On January 5, 2005, Cable acquired the McDonald’s, for $90 million from Margel, LLC.

CAP/TOR

CAP/TOR was formed on February 18, 1998 by two members: E.C.SLVB, LLC (“E.C.SLVB”) and CAP IV Development, LLC (“CAP IV Development”), each owning an equal share of the members’ interest. On March 3, 1998, CAP/TOR acquired from an individual by the name of Robert Metz the real property located at 3764 South Las Vegas Boulevard known as the “Cap/Tor Plaza” for $17 million. In March 1999, CAP/TOR completed the construction of the Walgreens Plaza for total construction cost of approximately $4.6 million. On May 25, 2004, E.C.SLVB and CAP IV Development entered into a Purchase and Sale Agreement and Assignment of Membership Interest which provided that CAP IV Development sell all of its interest to E.C.SLVB for a purchase price of $8 million. As a result E.C.SLVB became the sole member owning 100% of CAP/TOR. On July 15, 2005, E.C.SLVB assigned all of its interest in CAP/TOR to Cable, becoming a wholly-owned subsidiary of Cable.

SW

SW was formed on May 9, 2005, by three members: Metro Five, LLC (“Metro Five”), Flag Luxury SW, LLC (“Flag SW”), and LBN SW, LLC (“LBN-SW”) owning 25%, 25% and 50% of the members’ interest, respectively. On May 23, 2005, SW acquired the land from Southwest Exchange Corporation and the building and lease intangibles from S&W of Las Vegas, LLC, both located at 3767 South Las Vegas Boulevard, also known as the “Smith & Wollensky” for an aggregate purchase price of $30.1 million.

HD

HD was formed on August 5, 2004. HD is a wholly-owned subsidiary of BP. HD was created to acquire the real property located at 3725 South Las Vegas Boulevard, also known as “Harley-Davidson”. HD completed the acquisition of Harley-Davidson on May 16, 2006 for an aggregate price of $36.6 million.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

MM

Metroflag Management, LLC (“MM”), was formed on June 24, 2005 by three members: Metro Property Management, LLC, Flag Luxury Management Nevada, LLC, and LBN-Management, LLC to provide core administrative services to, and manage real properties owned by Metroflag. In addition, MM administers and manages the redevelopment project and other special projects. Prior to creation of MM, BP served these functions.

Basis of Presentation and Restructuring

The accompanying combined financial statements consist of BP, Polo, Cable, CAP/TOR, SW, HD, and MM. Significant inter-company accounts and transactions between the entities have been eliminated in the accompanying combined financial statements. The financial statements have been combined because the entities are all part of the acquisition by CKX, Inc., are part of a transaction such that FXLR will own 100% of Metroflag under common ownership, are part of a single redevelopment plan, and subject to mortgage loans secured by the properties owned by the combined entities.

2.	Summary of Significant Accounting Policies

Rental Revenues

Metroflag leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Amounts expected to be received in later years are included in deferred rent, amounts received and to be recognized as revenues in later years are included in unearned rent and related revenues.

Some of the lease agreements contain provisions that grant additional rents based on tenants’ sales volume (contingent or percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

Real Estate Investments

Land, buildings and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into capitalized development costs on the combined balance sheet. The capitalized costs represent pre-development costs essential to the development of the property and include designing, engineering, legal, consulting, obtaining permits, construction, financing, and travel costs incurred during the period of development.

Metroflag capitalizes interest costs to projects during development. Interest capitalization ceases once a given project is substantially complete. As Metroflag has not begun developing the current project, no interest was capitalized during the year ended December 31, 2006 or December 31, 2005. For the year ended December 31, 2004, the company capitalized $1,058,000 related to constructing the Hawaiian Market Place.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 39 years for buildings and improvements, three to seven years for furniture, fixture and equipment, and 15 years for signage. However, as the latest redevelopment plans provide demolition of the Travelodge, the Hawaiian Market Place, the Harley-Davidson Café and McDonald’s in order to develop the casino resort, Metroflag is depreciating the

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

buildings and improvements over the estimated remaining life of these properties before they are demolished to develop the casino resort which is estimated to be one and one-half years from the latest balance sheet date.

Metroflag follows the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). SFAS 141 provides guidance on allocating a portion of the purchase price of a property to intangibles. Metroflag’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are two categories of intangibles to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases. Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining noncancelable term of the lease.

The value of above-market leases is amortized as a reduction of base rental revenue over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to base rental revenue over the remaining terms of the respective leases.

Metroflag follows the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In accordance with SFAS 144, Metroflag reviews their real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. Metroflag determines impairment by comparing the property’s carrying value to an estimate of fair value based upon varying methods such as (i) estimating future cash flows, (ii) determining resale values, or (iii) applying a capitalization rate to net operating income using prevailing rates. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of Las Vegas and tenant credit quality. In the event that the carrying amount of a property is not recoverable and exceeds its fair value, Metroflag will write down the asset to fair value. There was no impairment loss recognized by Metroflag for the three-year period ended December 31, 2006.

Incidental Operations

Metroflag follows the provisions of Statement of Financial Accounting Standards No. 67, Accounting for Costs and Initial Operations of Real Estate Projects (“SFAS 67”) to account for the operations of BP, Polo, Cable and HD. In accordance with SFAS 67, the operations of BP, Polo, Cable and HD are considered “incidental,” and as such, for each entity, when the incremental revenues exceed the incremental costs, such excess is accounted for as a reduction of capitalized costs of the redevelopment project.

On the other hand, in such cases where the incremental costs exceed the incremental revenues, such excess is charged to expense as incurred and is included in loss from incidental operations in the accompanying statements of operations. There were no incidental operations in 2004 as the redevelopment plan did not exist until 2005. The

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

following table summarizes the results from the incidental operations for the years ended December 31, 2006 and 2005:

	December 31,
	2005	2006
	(In thousands)

BP
Revenues	$4,964	$4,650
Depreciation and Amortization	(638)	(1,074)
Operating & Other	(6,415)	(7,506)

	(2,089)	(3,930)

POLO
Revenues	5,072	5,470
Depreciation and Amortization	(9,111)	(14,563)
Operating & Other	(5,126)	(5,793)

	(9,165)	(14,886)

CABLE
Revenues	1,874	2,556
Depreciation and Amortization	(54)	(54)
Operating & Other	(2,402)	(2,531)

	(582)	(29)

HD
Revenues	—	1,012
Depreciation and Amortization	—	(3,621)
Operating & Other	—	(605)

	—	(3,214)

Net loss from incidental operations	$(11,836)	$(22,059)

Cash

Metroflag considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Metroflag maintains cash at financial institutions. Accounts at these institutions are insured by the FDIC up to $100,000. At times, the balances in the accounts exceed the FDIC insured amount. Metroflag has not experienced any losses in such accounts and believe that they are not exposed to any significant credit risk.

Fair Value of Financial Instruments

The carrying value of Metroflag’s accounts receivable and accounts payable and accrued liabilities approximates fair value primarily because of the short-term maturities of these instruments. The carrying value of Metroflag variable-rate note payable is considered to be at fair value since the interest rates on such instruments re-price based on current market conditions. It is not practicable to estimate the fair value of the loans from members as such loans were not issued at arm’s length.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Restricted Cash

Restricted cash primarily consists of cash deposits, and impound accounts for interest, property taxes, insurance, rents and development projects as required by certain of our mortgage loans.

Rent Receivable

Rent receivable consists of unpaid rents and related CAM charges that are due in the current or prior periods. Allowance for doubtful accounts has been recorded for past due rent or for receivables that are being negotiated for reduction or forfeiture with certain tenants as part of restructuring the leases to accommodate Metroflag’s development plan.

Deferred Financing Costs

Financing costs are capitalized and amortized to interest expense over the life of the loan.

Tenants’ Security Deposits

Tenants’ security deposits represent a refundable amount received from new tenants and are held in escrow until their lease expires or terminated.

Income Taxes

As limited liability companies, the Metroflag entities are not subject to income taxes; therefore, no provision for income taxes has been made in the accompanying financial statements. The members include their respective share of Metroflag income or loss in the members’ income tax returns.

Advertising Expenses

Metroflag expenses advertising costs as they are incurred. Advertising costs incurred for the three-year period ended December 31, 2006, were $293,000, $328,000, and $201,000 for 2004, 2005, and 2006, respectively, and are included in the net loss from the incidental operations.

Risks and Uncertainties

Metroflag’s operations are located in Las Vegas, Nevada, and subject to the economic risks and changes in market conditions of the region.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform to the current year presentation.

3.	Change in Depreciable Lives of Real Estate Investments

In accordance with its policy, Metroflag reviews the estimated useful lives of its real estate investments and furniture, fixtures and equipment on an ongoing basis. This review indicated that the estimated remaining useful

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

lives of the Travelodge, Hawaiian Market Place, and McDonald’s need to be adjusted due to changes made to the development plan, which provide that these properties and the Harley-Davidson property will be demolished by mid-2008 as further described in Note 15. As a result, effective January 1, 2006, Metroflag changed its estimates of the useful lives of these properties from five years to two and a half years to better reflect the estimated period before these properties are to be demolished. The effect of this change in estimate was to increase 2006 depreciation expense and 2006 net loss by approximately $5.8 million.

4.	Real Estate Investments

During 2006, Metroflag acquired the Harley-Davidson and the land subject to the Ground Lease from third parties for a purchase price of $36.7 million and $55.2 million, respectively. These acquisitions were completed using funds from long-term debt and capital contributions from the Company’s Members of approximately $91.9 million.

5.	Rent and other receivables

Rent and other receivables consist of the following at December 31:

	2005	2006
	(In thousands)

Rent and related	$232	$427
Other	—	14
Allowance for doubtful accounts	—	(13)

Net	$232	$428

6.	Acquired Lease Intangibles

Metroflag’s acquired intangible assets are related to above-market leases and in-place leases under which Metroflag is the lessor. The intangible assets related to above-market leases and in-place leases have a remaining weighted average amortization period of approximately 23 years and 23.4 years, respectively. The amortization of the above-market leases and in-place leases, which represents a reduction of rent revenues for the years ended December 31, 2005 and 2006 was, $239,000 and $292,000, respectively. Acquired lease intangibles liabilities are related to below-market leases under which Metroflag is the lessor, and recorded net of previously accreted minimum rent at December 31, 2005 and 2006 of $25,000 and $27,000, respectively. The remaining weighted-average amortization period is approximately 4.6 years. Metroflag did not have any intangibles related to in-place leases as of December 31, 2004.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Acquired lease intangibles consist of the following at December 31:

	2005	2006
	(In thousands)

Assets
Above-market leases	$582	$582
In-place leases	1,319	1,319
Accumulated amortization	(239)	(531)

Net	$1,662	$1,370

Liabilities
Below-market leases	$111	$111
Accumulated accretion	(25)	(53)

Net	$86	$58

The estimated aggregate amortization and accretion amounts from acquired lease intangibles for each of the next five years from the latest balance sheet date are as follows:

	Amortization	Minimum
	Expense	Rent
	(In thousands)

Year Ending December 31,
2007	$148	$19
2008	148	19
2009	73	12
2010	57	5
2011	52	1

7.	Prepaids and Other

Prepaids and other consist of the following at December 31:

	2005	2006
	(In thousands)

Interest rate caps at fair value	$1,769	$348
Prepaid real property tax	316	375
Refundable deposits	184	197

	$2,269	$920

8.	Derivative Financial Instruments

Pursuant to the terms specified in the Barclays Notes (as defined in Note 10), Metroflag entered into three interest rate caps (the “Cap Agreements”) with Barclays Capital between July 2005 and March 2006 with notional amounts totaling $300 million. The Cap Agreements are tied to the Barclays Notes and convert a portion of Metroflag’s floating-rate debt to a fixed-rate for the benefit of the lender to protect the lender against the fluctuating market interest rate. None of the Cap Agreements were designated as a cash flow hedge under SFAS No. 133 and as such the change in fair value is recorded as an adjustment to interest expense. The changes in fair value of the Cap

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

Agreements for the year ended December 31, 2005 and 2006 were an increase of $1,769,000 and a decrease of $1,421,000, respectively. The termination date of the caps is January 9, 2007.

9.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31:

	2005	2006
	(In thousands)

Trade	$1,358	$2,072
Accrued payroll	86	—
Accrued interest, loans from Members	83	1,047
Accrued interest, mortgage loans	1,086	1,668

	$2,613	$4,787

10.	Mortgage Loans

Metroflag’s outstanding debt consists of the following at December 31:

	2005	2006
	(In thousands)

Floating rate mortgage loan with maximum principal amount of up to $300 million at 3.85% above LIBOR, payable in monthly installments for interest only until maturity on January 9, 2007, due to Barclays Capital Real Estate, Inc.	$184,134	$285,000
Floating rate mortgage loan with maximum principal of up to $10 million at 3.85% above LIBOR, payable in monthly installments for interest only until maturity on January 9, 2007, due to Barclays Capital Real Estate, Inc.	10,000	10,000

	$194,134	$295,000

On July 15, 2005, Metroflag refinanced substantially all of their mortgage notes and other long-term obligations with a $300 million note and a $10 million note from Barclays Capital Real Estate, Inc. (the “Barclays Notes” or the “Loans”). The maturity date of the Loans was January 9, 2007, with three one-year-extension options subject to payment of a fee and Metroflag’s compliance with the terms of an extension outlined in the loan documents. The Loans require that Metroflag establishes and maintains certain reserves including a reserve for payment of property taxes, a reserve for payment of insurance premiums, a reserve for “capital improvements” as defined and budgeted for in the loan documents, a reserve for “predevelopment costs” as defined and budgeted for in the loan documents, and a reserve for servicing the Loans.

The initial advance from these offerings was $194 million and the proceeds were used to repurchase the $56 million 12% mortgage note due in January 2006, $24 million 7.5% mortgage note due in September 2005, $23.5 million 5.65% mortgage loan due in January 2014, $42.4 million at floating interest of 2.75% above LIBOR due in November 2005, $4.25 million 5.14% note due in March 2006, two unsecured notes totaling $1.0 million bearing 12% of interest due in January 2005, and loans and accrued interest of $7.9 million in full settlement of advances from the Members up to July 15, 2005.

As a result of these repayments, Metroflag recorded a loss on early retirement of debt of approximately $3.0 million for the year ended December 31, 2005, to reflect the write-off of the unamortized loan costs and prepayment penalties. The remaining availability under the $300 million note is to be used primarily to finance the

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

acquisitions of real estate and redevelopment of the existing properties as disclosed in Note 3, but also available for general working capital.

The Barclays Notes are secured by a first lien security interest in substantially all of Metroflag’s assets, including the Park Central Property. The Barclays Notes contain certain financial and other covenants. Metroflag is in compliance with all covenants.

In December 2006, Metroflag submitted a written request to the Lender to extend the existing loan for six months from the maturity date of January 9, 2007.

11.	Loans from the Members

On July 15, 2005, the members of Metroflag formally agreed by executing the Loan and Inter-creditor Agreement to jointly lend to Metroflag, in proportion to each Member’s respective interest, up to $15 million to fund the predevelopment activities, to pay off the promissory notes held by third parties as they become due, and to provide short-term working capital needs upon management’s request. The loans, at the option of the Members, are to be evidenced by promissory notes and bear interest at an annual rate of the U.S. five-year treasury rate, and will mature in five years from the date each promissory note is drawn.

12.	Related Party Transactions

During the three-year period ended December 31, 2006, Flag has allocated salaries and other general and administrative expenses to Metroflag which is included in general and administrative expenses. The total amounts allocated for the years ended December 31, 2004, 2005 and 2006 were $375,000, $820,000, and $230,000, respectively.

13.	Operating Leases

Metroflag’s properties are leased to tenants under operating leases with expiration dates extending to the year 2045. Future minimum rents under non-cancelable operating leases as of December 31, 2006 excluding reimbursements of operating expenses and excluding additional contingent rentals based on tenants’ sales volume are as follows:

Years Ending December 31,
(In thousands)

2007	$7,877
2008	7,220
2009	6,745
2010	6,179
2011	5,821
Thereafter	117,066

Total	$150,908

As of the latest balance sheet date, Metroflag is not a party to non-cancellable long-term operating leases where the Company is the lessee.

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

14.	Commitments and Contingencies

Metroflag is involved in litigation on a number of matters and are subject to certain claims which arose in the normal course of business, which, in the opinion of management, are not expected to have a material effect on Metroflag’s combined financial position, results of operations or liquidity except as follows:

Metroflag is a party to a certain Amended and Restated Grant of Reciprocal Easements and Declaration of Covenants, Conditions and Restricted dated June 19, 2002 (as subsequently amended, the “REA”) pursuant to which it agreed to pay for certain parking spaces to be constructed by Hard Carbon, LLC (“Hard Carbon”) for the benefit of a third party. A dispute has arisen regarding the appropriate amount payable by Metroflag. Hard Carbon has demanded payment in excess of $7 million and also demanded reimbursements for road-widening expenses from Metroflag.

15.	Subsequent Events

Organizational Restructuring

Subsequent to year-end, on May 12, 2007, Flag Luxury BP, LLC, Flag Luxury Polo, LLC, Flag Luxury SW, LLC, Flag Luxury Cable, LLC, Metroflag CC, LLC, Metro One, LLC, Metro Two, LLC, Metro Three, LLC, Metro Five, LLC, merged into a new entity called FX Luxury Realty, LLC (“FXLR”), with FXLR surviving the merger. By completing and surviving the merger, FXLR effectively became a 50% member of Metroflag with Flag owning 100% of FXLR.

On June 1, 2007, CKX, Inc. (“CKX”), a publicly traded media and entertainment company, purchased 50% of the aggregate outstanding common membership interests of FXLR for a $100 million cash investment, which gave CKX an indirect 25% membership interest in Metroflag. In addition, FXLR entered into a binding agreement to acquire the other 50% of Metroflag held by LBN by no later than July 27, 2007.

On July 6, 2007, FXLR acquired the remaining 50% of Metroflag from LBN (the “Park Central Acquisition”). As a result of this purchase, FXLR now owns 100% of Metroflag, and therefore the Park Central Property, and will consolidate the operations of Metroflag beginning on July 6, 2007. The total consideration paid by FXLR for the remaining 50% interest in Metroflag was $180 million, $7.5 million of which was an advance payment made in May 2007 (funded by a $7.5 million loan from Flag). The cash payment at closing was funded from $92.5 million cash on hand and $105 million in additional borrowings under the Park Control Loan (as defined), which was reduced by $21.3 million deposited into a restricted cash account to cover debt service commitments and $3.7 million in debt issuance costs. The $7.5 million loan from Flag was repaid on July 9, 2007.

Refinancing of Barclay’s Notes

Subsequent to year-end, on May 10, 2007, BP and Cable obtained a $370 million loan from an affiliate of Credit Suisse, which refinanced the existing debt obligations with Barclay’s Capital for a total payoff of $301 million less reserves maintained with Barclay’s Capital for $7.8 million for a total consideration of $293.2 million. The Credit Suisse debt is a 12-month note with two 6-month extensions. On July 6, 2007, in connection with the Park Central Acquisition, the size of the loan was increased to $475 million.

After this transaction, the Metroflag entities have $475 million in first and second tier term loans (the “Park Central Loan”) secured by the Park Central Property and were required as of the closing date to hold $74.1 million in restricted cash to cover debt service commitments and pre-development expenses. The terms of the loans expire on July 5, 2008 but can be extended for up to two six month periods by Metroflag provided Metroflag meets certain conditions. Interest rates on the loans are at Eurodollar rate plus applicable margins ranging from 150 basis points

Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC,
CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC, and Metroflag Management, LLC
(Limited Liability Companies)

Notes to Combined Financial Statements — (Continued)

on the $250 million tranche; 400 basis points on the $30 million tranche; and 900 basis points on the $195 million tranche; the effective interest rates on each tranche at July 6, 2007 were 7.4%, 9.9% and 14.9%, respectively.

FXLR and Flag have issued a joint and severable guarantee to the lenders to the Metroflag entities for any losses they incur solely as a result of certain limited circumstances including fraud or intentional misrepresentation by the borrowers, FXLR and Flag and gross negligence or willful misconduct by the borrowers. The loans on the Park Central Property are not guaranteed by FXLR.

The Park Central Loan imposes certain financial and other maintenance covenants on the Metroflag including limitations on indebtedness, liens, restricted payments, loan to value ratio, asset sales and related party transactions.

Distribution of [          ] Shares of
Common Stock of
FX Real Estate and Entertainment Inc.
to Stockholders of CKX, Inc.

PROSPECTUS

Until [          ], 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below is an estimate (other than the Securities and Exchange Commission registration fee) of the fees and expenses to be incurred in connection with the issuance and distribution of the shares covered by this registration statement.

Amount

Securities and Exchange Commission registration fee	$1,187
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Distribution and transfer agent fees and expenses
Miscellaneous
Total

Item 14.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate and the certificate of incorporation of the registrant includes a provision that eliminates the personal liability of the registrant’s directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

The registrant’s certificate of incorporation provides that:

•	the registrant shall indemnify its directors and officers to the fullest extent permitted by Delaware law; and

•	the registrant may indemnify its other employees and agents to the same extent that we indemnified our directors and officers, unless otherwise determined by our board of directors from and against all expenses, liabilities or other matters referred to or covered by Section 145 of the Delaware General Corporation Law.

The by-laws of the registrant provide for similar indemnification of the registrant’s directors, officers, employees or agents and further provide that the registrant may advance expenses, as incurred, to its directors, executive officers, employees and agents in connection with a legal proceeding if the director, officer, employee or agent undertakes to repay the advanced amount if it shall be determined that such person is not entitled to indemnification by the registrant.

The indemnification provisions contained in the registrant’s certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

[In addition, the registrant maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.]

Item 15.	Recent Sales of Unregistered Securities

The only securities sold by the registrant to date have been in connection with the reorganization of the equity ownership of FX Luxury Realty. On June 18, 2007, FX Real Estate and Entertainment issued [          ] shares of its common stock to CKX. CKX then transferred and assigned to Distribution Trust II all such shares of common stock to hold on behalf of CKX’s stockholders until the completion of the distribution. Prior to the completion of the distribution, FX Real Estate and Entertainment expects to issue [          ] shares of common stock to Flag Luxury Properties, [          ] shares of common stock to CKX and [          ] shares of common stock to Distribution Trust I, in each case in exchange for all their interests in FX Luxury Realty, resulting in FX Luxury Realty becoming a subsidiary of FX Real Estate and Entertainment.

No underwriters were used in the foregoing transaction. The sales were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering.

Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

3	.1*	Amended and Restated Certificate of Incorporation.
3	.2*	Amended and Restated By-Laws.
4	.1*	Specimen Common Stock Certificate.
5	.1*	Opinion of Greenberg Traurig, LLP.
10	.1*	Membership Interest Purchase agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc. and Flag Luxury Properties, LLC.
10	.2*	Amendment No. 1 to Membership Interest Purchase agreement, dated as of June 18, 2007, by and among FX Luxury Realty, LLC, CKX, Inc. and Flag Luxury Properties, LLC.
10	.3*	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties, LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos.
10	.4*	Amendment to Repurchase Agreement, dated as of June 18, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties, LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos.
10	.5*	Second Amended and Restated Limited Liability Company Operating Agreement of FX Luxury Realty, LLC, dated as of June 18, 2007.
10	.6*	Amended and Restated Credit Agreement, Senior Secured Term Loan Facility (First Lien), dated as of July 6, 2007, among BP Parent, LLC, Metroflag BP, LLC, Metroflag Cable, LLC, Credit Suisse, Cayman Islands Branch and Credit Suisse Securities (USA) LLC.
10	.7*	Amended and Restated Credit Agreement, Senior Secured Term Loan Facility (Second Lien), dated as of July 6, 2007, among BP Parent, LLC, Metroflag BP, LLC, Metroflag Cable, LLC, Credit Suisse, Cayman Islands Branch and Credit Suisse Securities (USA) LLC.
10	.8*	License Agreement, dated as of June 1, 2007, between Elvis Presley Enterprises, Inc. and FX Luxury Realty, LLC.
10	.9*	License Agreement, dated as of June 1, 2007, between Muhammad Ali Enterprises LLC and FX Luxury Realty, LLC.

Exhibit
Number		Description

10	.10*	Promissory Note, dated June 1, 2007, between FX Luxury Realty, LLC, as Payor, and Column Financial, Inc., as Payee.
10	.11*	Guaranty, dated as of June 1, 2007, by Robert F.X. Sillerman for the benefit of Column Financial, Inc.
10	.12*	Employment Agreement between the registrant and Robert F.X. Sillerman.
10	.13*	Employment Agreement between the registrant and Paul C. Kanavos.
10	.14*	Employment Agreement between the registrant and Thomas P. Benson.
10	.15*	Employment Agreement between the registrant and Brett Torino.
10	.16*	Form of Waiver of Rights, dated June 1, 2007.
10	.17*	Form of Lock-Up Agreement, dated June 1, 2007.
10	.18*	Promissory Note, dated June 1, 2007, between FX Luxury Realty, as Payor, and Flag Luxury Properties, as Payee.
21	.1*	List of Subsidiaries.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Ernst & Young LLP.
23	.3*	Form of Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).

*	To be filed by amendment.

(b) Financial Statement Schedules:

The schedules are omitted because they are not applicable for FX Luxury Realty as of and for the period ended June 30, 2007.

Item 17.  Undertakings

Insofar as indemnification by the registrant for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on August 24, 2007.

FX REAL ESTATE AND ENTERTAINMENT INC.

By:	/s/ Paul C. Kanavos
     Paul C. Kanavos
     President and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul C. Kanavos Paul C. Kanavos	President and Director (Principal Executive Office and Principal Financial and Accounting Officer)	August 24, 2007

/s/ Mitchell J. Nelson Mitchell J. Nelson	Vice President, Secretary and Director	August 24, 2007

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